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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on April 4, 2007

Registration No. 333-140979

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SIRTRIS PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-1410189 (I.R.S. Employer Identification No.)
790 Memorial Drive, Cambridge, MA 02139 (617) 252-6920 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Christoph Westphal
Chief Executive Officer
Sirtris Pharmaceuticals, Inc.
790 Memorial Drive
Cambridge, MA 02139
(617) 252-6920
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Marc Rubenstein, Esq. Ropes & Gray LLP One International Place Boston, MA 02110-2624 Phone: (617) 951-7000 Fax: (617) 951-7050	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Phone: (212) 450-4000 Fax: (212) 450-4800

Approximate date of commencement of proposed sale to public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated April 3, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

                            shares

Common stock

This is an initial public offering of shares of common stock by Sirtris Pharmaceuticals, Inc. Sirtris Pharmaceuticals, Inc. is selling                            shares of common stock. Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $                    and $                    per share.

We have applied for listing of our common stock on The NASDAQ Global Market under the symbol "SIRT."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to Sirtris Pharmaceuticals, Inc., before expenses	$		$

Sirtris Pharmaceuticals, Inc. has granted the underwriters an option for a period of 30 days to purchase up to        additional shares of common stock.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan
CIBC World Markets
Piper Jaffray
JMP Securities
Rodman & Renshaw

                        , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless otherwise stated, all references to "Sirtris," "we," "us," "our," the "Company" and similar designations refer to Sirtris Pharmaceuticals, Inc. and its subsidiaries. "Sirtris" is a trademark of Sirtris. Other trademarks appearing in this prospectus are the property of their respective holders.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus that we consider important. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, including the "Risk factors" section and our consolidated financial statements and the related notes included in this prospectus, before making an investment in our common stock.

Sirtris Pharmaceuticals

We are a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with aging, including metabolic diseases such as Type 2 Diabetes. Our drug candidates are designed to mimic certain beneficial health effects of calorie restriction, without requiring a change in eating habits, by activating an enzyme called SIRT1, a member of a recently discovered class of enzymes called sirtuins. Over the past 70 years, scientists have shown that calorie restriction, or the reduction of normal calorie intake by at least 30-40%, extends lifespan in multiple species, including mice and rats. In addition, calorie restricted animals showed improvement in a number of factors associated with Type 2 Diabetes, including glucose levels, insulin levels and weight gain. Recently published animal studies, including articles in Cell and Nature in 2006, suggest that certain beneficial effects of calorie restriction are triggered by activation of SIRT1.

Scientific literature suggests that resveratrol, a natural substance found in red wine and other plant products, activates SIRT1 and confers certain beneficial effects of calorie restriction without requiring a reduction in normal calorie intake. Our most advanced programs are focused on developing activators of SIRT1 and include SRT501, our proprietary formulation of resveratrol, that is in Phase 1b clinical trials for Type 2 Diabetes. We have also discovered several novel small molecules, structurally distinct from resveratrol, that activate SIRT1 in animal studies. We believe these novel small molecules may be attractive drug candidates although we have not yet tested them in humans.

We believe we are the leading company focused on discovering and developing drug candidates that target sirtuins, and, in particular, drug candidates that mimic certain beneficial effects of calorie restriction by activating SIRT1. However, neither we nor any other company has received regulatory approval to market products that target sirtuins. Our scientific founder and members of our scientific advisory board include many of the leading researchers in the sirtuin field. We own or exclusively license over 100 patent applications pertaining to sirtuins and their role in diseases of aging. Members of our management have previously advanced more than 20 small molecule drugs into clinical trials and played key roles in developing several FDA-approved drugs.

We are currently focused on the following programs targeting sirtuins and related pathways:

•
The development of SRT501, a proprietary formulation of resveratrol. We believe that resveratrol lacks the stability and bioavailability necessary to produce optimal therapeutic effects. We are developing SRT501 as a stable and bioavailable formulation of resveratrol that we believe is suitable for pharmaceutical development. Using SRT501 in mice, we are able to achieve an average of almost four times the level of resveratrol in the blood compared with administration of unformulated resveratrol, after adjusting for differences in dosage levels. In animal models of Type 2 Diabetes, SRT501 reduces weight gain, fasted glucose levels, and fed insulin levels, although these results have not been shown, and may not be achieved, in humans. In 2006, we completed two Phase 1a studies in healthy male volunteers using SRT501, and, based upon favorable results, initiated two Phase 1b studies in Type 2 diabetics using SRT501. SRT501 has also demonstrated an ability to increase the function of intracellular structures called mitochondria in mouse skeletal muscle, and may be suitable as a therapy for rare mitochondrial diseases, such as MELAS.

•
The discovery and development of proprietary new chemical entities, or NCEs, the next generation activators of SIRT1. We have discovered several novel orally-available, small molecules that are structurally distinct from resveratrol and that activate SIRT1 in animal studies. One of these small molecules, at one-tenth the dose, is as effective at reducing fasted glucose levels and fed insulin levels as SRT501 in an established animal model of Type 2 Diabetes, although these results have not been shown, and may not be achieved, in humans. We have successfully completed preclinical studies with NCEs that measure solubility and pharmacokinetics. If we successfully complete additional IND-enabling and other preclinical studies, we plan to advance one of these NCEs into human clinical trials by mid-2008.

•
The discovery and development of novel small molecule modulators of other sirtuins and related pathways. In addition to SIRT1, there are six other enzymes in the sirtuin family of enzymes. Although substantially all of our efforts are currently focused on modulation of SIRT1, we believe these other enzymes and their related pathways may be attractive targets for future drug development in therapeutic areas including metabolic, neurological and cardiovascular diseases, and cancer. We are currently pursuing the discovery of small molecule modulators of additional sirtuins and their related pathways.

Scientific background

The link between diet and aging in mammals was established nearly 70 years ago when researchers at Cornell University discovered that restricting calorie intake in rats could significantly extend lifespan. Since then, calorie restriction has been shown to extend lifespan in numerous species. Beginning in the late 1990s, scientists discovered a set of enzymes, sirtuins, that appear to regulate certain beneficial effects of calorie restriction.

A November 2006 Nature article showed that resveratrol extended lifespan in mice fed a high-fat diet, a model of Type 2 Diabetes, when compared with control mice that were fed the same high-fat diet without resveratrol. This study, together with a subsequently published study in Cell in December 2006, demonstrated other benefits associated with calorie restriction, including improved insulin sensitivity and an increased metabolic rate, when compared with control mice on a high-fat diet that were not given resveratrol.

The Cell paper also highlighted that activation of SIRT1 is associated with an increase in the size, density and function of intracellular structures, called mitochondria, that convert food into energy usable by cells. Studies have shown that mitochondrial function in humans appears to gradually deteriorate with age. Patients with Type 2 Diabetes, formerly known as adult onset diabetes, frequently have impaired mitochondrial function that we believe is associated with an imbalance between mitochondrial activity and calorie intake. We are developing SRT501 and our NCEs as activators of SIRT1 because we believe that an improvement in mitochondrial function through SIRT1 activation may be therapeutic for diseases of aging, including Type 2 Diabetes.

In addition, there are numerous diseases caused by abnormal mitochondria, such as MELAS, a rare genetic disease, in which patients suffer from, among other things, muscular deterioration, impaired exercise tolerance, Type 2 Diabetes and a reduced lifespan. In the Cell paper, resveratrol was shown to increase the size, density and function of mitochondria in mice and to improve exercise performance. We are developing SRT501 and, potentially, our NCEs as therapies for MELAS because we believe that, by activating SIRT1, they will increase mitochondrial function in patients with this disease.

Development programs

SRT501

Resveratrol is unstable and is poorly absorbed in the gastrointestinal tract. We believe we are the first company to understand and address these limitations of resveratrol. We further believe that SRT501 creates the opportunity for a therapeutic version of resveratrol targeting diseases associated with aging such as Type 2 Diabetes.

Type 2 Diabetes

Type 2 Diabetes accounts for approximately 90% of all diagnosed diabetes patients. It is a disease associated with aging and is more prevalent in patients with a high percentage of body fat. Type 2 diabetics have decreased sensitivity to insulin and, as a result, high glucose levels. Typically, the first line of treatment is diet modification and exercise, which is rarely effective because it requires a substantial change in the patient's lifestyle. A number of classes of drugs are used to manage Type 2 Diabetes, many of which are orally available. However, many of these drugs are associated with side effects such as weight gain and hypoglycemia, and none treat what we believe to be an underlying cause of the disease, an imbalance between mitochondrial activity and calorie intake.

Our studies have shown that SRT501 decreases fasted glucose levels and fed insulin levels and increases mitochondrial function, as measured by citrate synthase, in animal models of diabetes. We believe that SIRT1 activators such as SRT501 may prove useful in treating Type 2 Diabetes either alone or in combination with current therapies.

In two Phase 1a human clinical studies, SRT501 was found to be safe and well tolerated. In these studies, SRT501 was administered orally, once daily, to 85 healthy male volunteers for seven days, in order to evaluate safety, dose, tolerability and pharmacokinetics. The trial demonstrated dose proportional drug levels in the blood. All of the reported adverse events were reversible and none were serious. Based on these results and preclinical data, we initiated a Phase 1b study in October 2006 in patients with Type 2 Diabetes who were not on medication for their disease. The Phase 1b trial is designed to evaluate the safety and pharmacokinetics of SRT501 in 90 patients with Type 2 Diabetes using once daily oral administration of SRT501 for 28 days. We have also initiated a similar Phase 1b study with twice daily dosing. We expect data from the once daily study in the second half of 2007 and data from the twice daily study in the first half of 2008. Because we have only conducted limited clinical trials on SRT501, additional extensive clinical testing will be required before we may be able to obtain regulatory approval, if such approval is obtained at all.

MELAS

MELAS (Mitochondrial Encephalopathy, Lactic Acidosis, and Stroke-like episodes), an inherited disorder, is caused by a mutation in the DNA of mitochondria. Given the association of SIRT1 activators with increased function of mitochondria, we are also developing SRT501 for the treatment of MELAS. MELAS is a disease that mainly affects muscles and nerves leading to reduced exercise capacity and eventually muscle failure. Patients with MELAS also develop Type 2 Diabetes. There is no known treatment, and the disease is progressive and fatal. A study of a Finnish population indicated that the incidence of MELAS in that population was 5.7 per 100,000. Although the incidence is unknown in the United States, we believe there are fewer than 20,000 MELAS patients. We plan to seek Orphan Drug status for SRT501 for MELAS in the United States and Europe. In the United States, Orphan Drug status, which confers certain benefits of market exclusivity, may be granted by the FDA for drugs intended to treat a rare disease or condition that generally affects fewer than 200,000 individuals in the United States. In the European Union, Orphan Drug status is available for a rare disease or condition that affects fewer than 5 in 10,000 individuals. We have filed an application with European regulatory authorities to commence a Phase 1b human clinical trial in MELAS using SRT501 and plan to initiate this trial by the end of 2007.

Next generation SIRT1 activators

We are pursuing a program to develop novel, orally available, small molecule NCEs that activate SIRT1 and have increased potency, specificity and bioavailability compared to SRT501. We have studied several of these next generation SIRT1 activators in a preclinical model of Type 2 Diabetes in mice. One of these NCEs, at one-tenth the dose, is as effective at reducing fasted glucose levels and fed insulin levels as SRT501, and we are continuing to evaluate other NCEs in this model. We have also shown increased mitochondrial activity in animals using this NCE. We have successfully completed preclinical studies of several of our NCEs that measure solubility and pharmacokinetics. We are continuing to evaluate a number of additional compounds as potential development candidates. If we successfully complete IND-enabling and other preclinical studies, we plan to advance at least one of these NCEs into clinical studies by mid-2008. We will have to successfully perform all activities necessary to initiate and complete clinical trials, and we will need to obtain regulatory approval, before commercializing any of our NCEs.

Other programs

We believe sirtuins and related pathways may be targets for drug development in areas including metabolic, cardiovascular and neurological diseases, and cancer. There are seven sirtuins, SIRT1 through SIRT7. We have screened for activators and inhibitors of sirtuins other than SIRT1, and we may seek to develop drugs that modulate these targets.

Our strategy

We believe we are the leader in the sirtuin field. Our goal is to successfully develop drugs for diseases of aging by modulating sirtuins and related pathways. Key elements of our strategy include:

•
Advancing selected product candidates through clinical development. We plan to selectively advance product candidates through clinical trials, based on the results of preclinical testing,

  proof-of-concept clinical trials and our assessment of market potential. Some of our product candidates may target broadly prevalent diseases related to aging, such as Type 2 Diabetes, and we may elect to complete development and commercialize these product candidates through partnering and licensing arrangements. Our product candidates may also target rare diseases such as MELAS and, if successfully developed, we may elect to commercialize these products ourselves.

•
Assembling the leading intellectual property portfolio in the sirtuin field. We own or exclusively license over 100 patent applications associated with the sirtuin field, with claims directed at mechanism of action, methods of treatment, formulation, composition of chemical matter, and enabling technology such as assays and biomarkers. We intend to continue to broaden our intellectual property position in the sirtuin field by seeking patent protection for our own additional intellectual property and actively pursuing third party licenses in this area.

•
Continuing to build our position as the leading sirtuin-based drug development company. We plan to continue to utilize the unique expertise of our employees and our scientific advisors and to add additional experts, as appropriate.

Risk related to our business

We are an early stage company and the approach we are taking to discover and develop drugs is novel and unproven. We do not have any products approved for commercial sale, and we have not generated, and may never generate, any revenue from commercial sales of our products. Our potential product candidates are in early stages of development where failure is common. Neither we nor any other company has received regulatory approval to market drugs that target sirtuins or genes that control the aging process. We will have to complete extensive preclinical studies and clinical trials and receive regulatory approval before we can market our products. We do not expect any of our product candidates, if successfully developed, to receive regulatory approval for commercial sale for at least several years. Even if we receive approval for our product candidates, we may never become profitable. We have incurred operating losses since our inception, and, as of December 31, 2006, had an accumulated deficit of $28.6 million. We expect to incur substantial and increasing operating losses for the foreseeable future. See "Risk factors" beginning on page 9 for risks related to an investment in our common stock.

Corporate information

Sirtris Pharmaceuticals, Inc. was incorporated in Delaware in March 2004. Our principal executive office is located at 790 Memorial Drive, Suite 104, Cambridge, Massachusetts 02139 and our telephone number is 617-252-6920. Our internet address is www.sirtrispharma.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

The offering

Common stock offered by us	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We expect to use the net proceeds from this offering to fund preclinical and clinical development of our existing product candidates, discovery and development of additional product candidates, to repay existing debt, to fund possible acquisitions of complementary businesses and to fund working capital, capital expenditures and other general corporate purposes. Please read "Use of proceeds" for more detailed information.
Proposed symbol on The NASDAQ Global Market	SIRT

The number of our shares of common stock outstanding after the offering is based on 114,392,848 shares of our common stock outstanding as of March 31, 2007, and excludes:

•
17,277,163 shares of our common stock reserved for issuance under our stock plan, of which options to purchase 14,527,641 shares of our common stock are outstanding at a weighted average exercise price of $0.27 per share; and

•
the issuance of up to 745,407 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.09 per share, of which 522,192 shares are currently exercisable and up to 223,215 additional shares will be exercisable if we make additional borrowings under existing loan agreements.

This number also assumes no exercise of the underwriters' over-allotment option. If the over-allotment option is exercised in full, we will issue and sell an additional                            shares of our common stock.

Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

•
the issuance and sale of shares of our common stock in the offering at the initial public offering price of $                                 per share;

•
the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 106,507,439 shares of our common stock and the conversion of outstanding warrants to purchase 745,407 shares of our redeemable convertible preferred stock into warrants to purchase the same number of shares of our common stock upon the closing of this offering;

•
no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in the offering; and

•
the filing of our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and the adoption of our amended and restated by-laws immediately prior to the closing of the offering.

We expect to effect a reverse stock split of our common stock of             shares to 1 prior to the completion of this offering. Share data set forth in this prospectus do not give effect to the reverse stock split.

Summary consolidated financial information

The following tables present a summary of our historical financial information and pro forma net loss per common share. You should read the following summary financial data in conjunction with "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net loss per common share is calculated assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of December 31, 2006 into an aggregate of 85,117,559 shares of our common stock.

	Period from March 25, 2004 (date of inception) through December 31, 2004			Period from March 25, 2004 (date of inception) through December 31, 2006
		Year Ended December 31,
(in thousands, except share and per share amounts)
		2005	2006

Statement of operations data:
Revenue	$—	$68	$—	$68
Operating expenses:
Research and development	1,190	7,062	14,242	22,494
General and administrative	699	3,865	4,340	8,904

Total operating expenses	1,889	10,927	18,582	31,398
Loss from operations	(1,889)	(10,859)	(18,582)	(31,330)
Interest income	45	1,143	2,447	3,635
Interest expense	—	—	(878)	(878)

Net loss	$(1,844)	$(9,716)	$(17,013)	$(28,573)

Net loss per share—basic and diluted	$(0.93)	$(3.16)	$(3.52)

Weighted average number of common shares used in net loss per share—basic and diluted	1,995,468	3,087,716	4,854,646

Pro forma net loss per share—basic and diluted			$(0.20)
Shares used in computing pro forma net loss per share—basic and diluted			85,603,228

The pro forma balance sheet data as of December 31, 2006 gives effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 85,117,559 shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data as of December 31, 2006 also gives effect to the sale of                           shares of common stock offered by this prospectus at the assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses.

As of December 31, 2006 (in thousands)	Actual	Pro forma	Pro forma as adjusted

Balance sheet data:
Cash, cash equivalents and short-term investments	$50,010	$50,010
Working capital	47,338	47,338
Total assets	52,086	52,086
Redeemable convertible preferred stock	66,813	—
Deficit accumulated during the development stage	(28,573)	(28,573)
Total stockholders' (deficit) equity	(27,634)	39,617

Risk factors

Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider each of the risks and uncertainties described below before you decide to buy our common stock. You should also refer to the other information in this prospectus, including our financial statements and related notes. If any of the following risks and uncertainties actually occurs, our business, financial condition, and results of operations could be severely harmed. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks related to our discovery, development and commercialization of new medicines

Our results to date provide no basis for predicting whether any of our product candidates will be safe or effective, or receive regulatory approval.

Our only clinical candidate, SRT501, is in an early stage of development and its risk of failure is high. To date, the data supporting our drug discovery and development programs, including SRT501 and new chemical entities, are derived solely from laboratory and preclinical studies and limited early stage clinical trials. Results in animal studies of SRT501 were favorable and all of the reported adverse side effects in our early stage clinical trials were reversible and none were serious. However, additional clinical trials in humans may not show that our current formulation of SRT501 is safe and effective, in which event we may need to reformulate or abandon development of SRT501. Reformulation of SRT501 could result in delays and additional costs. It is impossible to predict when or if SRT501 or any of our NCEs will prove effective or safe in humans or will receive regulatory approval. These compounds may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, or early stage clinical trials, and they may interact with human biological systems or other drugs in unforeseen, ineffective or harmful ways. Neither we nor any other company has received regulatory approval to market therapeutics that target sirtuins or genes. If we are unable to discover or successfully develop drugs that are effective and safe in humans, we will not have a viable business.

We may not be able to initiate and complete preclinical studies and clinical trials for our product candidates which could adversely affect our business.

We have completed two Phase 1a trials with respect to our only clinical product candidate, SRT501, and have not commenced any clinical trials for our NCEs. We must successfully initiate and complete extensive preclinical studies and clinical trials for our product candidates before we can receive regulatory approval. Preclinical studies and clinical trials are expensive and will take several years to complete and may not yield results that support further clinical development or product approvals. Conducting clinical studies for any of our drug candidates for approval in the United States requires filing an IND and reaching agreement with the FDA on clinical protocols, finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the independent review board at each such site, manufacturing clinical quantities of drug candidates, supplying drug product to clinical sites and enrolling sufficient numbers of participants. We cannot guarantee that we will be able to successfully accomplish all of the activities necessary to initiate and complete clinical trials. As a result, our preclinical studies and clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products.

None of our product candidates has received regulatory approvals. If we are unable to obtain regulatory approvals to market one or more of our product candidates, our business may be adversely affected.

All of our product candidates are in early stages of development, and we do not expect our product candidates to be commercially available for several years, if at all. Our product candidates are subject to strict regulation by regulatory authorities in the United States and in other countries. We cannot market any product candidate until we have completed all necessary preclinical studies and clinical trials and have obtained the necessary regulatory approvals. We do not know whether regulatory agencies will grant approval for any of our product candidates. Even if we complete preclinical studies and clinical trials successfully, we may not be able to obtain regulatory approvals or we may not receive approvals to make claims about our products that we believe to be necessary to effectively market our products. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to comply with regulatory requirements or inadequate manufacturing processes are examples of other problems that could prevent approval. In addition, we may encounter delays or rejections due to additional government regulation from future legislation, administrative action or changes in the FDA policy. Even if the FDA approves a product, the approval will be limited to those indications covered in the approval.

Outside the United States, our ability to market any of our potential products is dependent upon receiving marketing approvals from the appropriate regulatory authorities. These foreign regulatory approval processes include all of the risks associated with the FDA approval process described above. If we are unable to receive regulatory approvals, we will be unable to commercialize our product candidates, and our business may fail.

We may not be able to gain market acceptance of our product candidates, which would prevent us from becoming profitable.

We cannot be certain that any of our product candidates will gain market acceptance among physicians, patients, healthcare payers, pharmaceutical companies or others. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Sales of medical products largely depend on the reimbursement of patients' medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and if so, the level of reimbursement that will apply. We cannot be certain that third party payers will sufficiently reimburse sales of our products, or enable us to sell our products at profitable prices. Similar concerns could also limit the reimbursement amounts that health insurers or government agencies in other countries are prepared to pay for our products. In many countries where we plan to market our products, including Europe, Japan and Canada, the pricing of prescription drugs is controlled by the government or regulatory agencies. Regulatory agencies in these countries could determine that the pricing for our products should be based on prices of other commercially available drugs for the same disease, rather than allowing us to market our products at a premium as new drugs.

Sales of medical products also depend on physicians' willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that our products are safe, therapeutically effective and cost effective relative to competing treatments.

Our current product candidates are SIRT1 activators. Resveratrol, a SIRT1 activator, is marketed by other companies as a dietary supplement. As a result, any products we successfully develop may be subject to substitution and competition.

SRT501, a proprietary formulation of resveratrol, and our NCEs activate SIRT1. Resveratrol, a naturally occurring substance currently marketed by others as a dietary supplement, also activates SIRT1. We believe that our product candidates will have a significantly superior therapeutic profile to resveratrol based on preclinical data regarding the level of resveratrol in the blood and the effectiveness of these product candidates in reducing fasted glucose levels and fed insulin levels in animals. However, we cannot be sure that physicians will view our product candidates as superior to currently available dietary supplements. To the extent that the price of any product candidate we successfully develop is significantly higher than the prices of commercially available resveratrol as marketed by other companies as dietary supplements, physicians may recommend this commercially available resveratrol instead of writing prescriptions for our products or patients may elect on their own to take commercially available resveratrol, and this may limit how we price our product.

We may not be able to manufacture our product candidates in clinical or commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities by us and third party manufacturers for preclinical studies and clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to manufacture it in larger quantities and we intend to use third party manufacturers for commercial quantities. Our third party manufacturers may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or efficient manner, or at all. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our failure or the failure of our third party manufacturers to comply with the FDA's good manufacturing practices and to pass inspections of the manufacturing facilities by the FDA or other regulatory agencies could seriously harm our business.

We may not be able to obtain and maintain the third party relationships that are necessary to develop, commercialize and manufacture some or all of our product candidates.

We expect to depend on collaborators, partners, licensees, clinical research organizations, manufacturers and other third parties to support our discovery efforts, to formulate product candidates, to conduct clinical trials for some or all of our product candidates, to manufacture clinical and commercial scale quantities of our product candidates and products and to market, sell, and distribute any products we successfully develop.

We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates, which will in turn adversely affect our business.

We expect to expend substantial management time and effort to enter into relationships with third parties and, if we successfully enter into such relationships, to manage these relationships. In addition, substantial amounts of our expenditures will be paid to third parties in these relationships. However, we cannot control the amount or timing of resources our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will fulfill their obligations to us under these arrangements in a timely fashion, if at all.

In particular, we currently have approximately 30 contract scientists performing research and development services for us in a contract research organization in China. The loss of this contractual relationship could result in a significant delay and additional costs for our discovery and development activities. In addition, we are less knowledgeable about the reputation and quality of third party contractors in countries outside of the United States where we conduct discovery and clinical development programs and, therefore, enter into these relationships with less information than if these third parties were in the United States and may not choose the best parties for these relationships.

We have no experience in sales, marketing and distribution and may have to enter into agreements with third parties to perform these functions, which could prevent us from successfully commercializing our product candidates.

We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services for us. If we decide to market any of our products on our own, we will have to commit significant resources to developing a marketing and sales force and supporting distribution capabilities. If we decide to enter into arrangements with third parties for performance of these services, we may find that they are not available on terms acceptable to us, or at all. If we are not able to establish and maintain successful arrangements with third parties or build our own sales and marketing infrastructure, we may not be able to commercialize our product candidates which would adversely affect our business and financial condition.

If we were to elect to commercialize SRT501 as a dietary supplement, we may not be able to successfully market one or more of our NCEs as a therapy for disease, if approved, and our results may be adversely affected.

Resveratrol is currently available for sale by other companies as dietary supplements. If we were to elect to market SRT501 as a dietary supplement, which we may do if we discontinue development of SRT501 as a therapeutic drug, we believe we could do so without the need to complete lengthy and costly clinical trials. If we were to obtain regulatory approval for one of our NCEs, we anticipate that we would price the NCE at a considerably higher level than SRT501 would be priced if we were selling SRT501 as a dietary supplement. While our NCEs are chemical entities distinct from SRT501 and resveratrol, patients suffering from diseases for which our NCEs may be approved for treatment may choose to use the lower priced SRT501 dietary supplement, since it also activates SIRT1, rather than the higher priced approved NCE prescription product. As a result, if we choose to commercialize SRT501 as a dietary supplement, our ability to successfully commercialize NCE activators of SIRT1 may be adversely affected.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

We have limited technical, managerial and financial resources to determine which of our product candidates should proceed to initial clinical trials, later stage clinical development and potential commercialization. We may make incorrect determinations. Our decisions to allocate our research and development, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

If we are not able to retain our current senior management team and our scientific advisors or continue to attract and retain qualified scientific, technical and business personnel, our business will suffer.

We are dependent on the members of our management team and our scientific advisors for our business success. An important element of our strategy is to take advantage of the research and development expertise of our current management and to utilize the unique expertise of our scientific advisors in the sirtuin field. We currently have employment agreements with all of our executive officers. Our employment agreements with our executive officers are terminable on short notice or no notice and provide for severance and change of control benefits. Please see "Employment agreements" and "Potential payments upon termination or change of control" for further discussion. The loss of any one of our executive officers or key scientific consultants, including, in particular, Dr. Christoph Westphal, our Chief Executive Officer could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of our product candidates.

To grow, we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. Our inability to attract new employees or to retain existing employees could limit our growth and harm our business.

Disputes under key agreements or conflicts of interest with our scientific advisors or clinical investigators could delay or prevent development or commercialization of our product candidates.

Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, clinical research organization or clinical trial agreements, may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over rights to ownership or use of intellectual property, the scope and direction of research and development, the approach for regulatory approvals or commercialization strategy. We intend to conduct research programs in a range of therapeutic areas, but our pursuit of these opportunities could result in conflicts with the other parties to these agreements who may be developing or selling pharmaceuticals or conducting other activities in these same therapeutic areas. Any disputes or commercial conflicts could lead to the termination of our agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights or result in costly litigation.

We collaborate with outside scientific advisors and collaborators at academic and other institutions that assist us in our research and development efforts. Our scientific advisors are not our employees and may have other commitments that limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

Since our inception in 2004, we have grown to approximately 40 employees. We have experienced a period of rapid growth that has placed a strain on our administrative and operational infrastructure. We expect this strain to continue as we continue to grow and seek to obtain and manage relationships with third parties. Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems, and operational, financial, and management controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we do not meet these challenges, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures which in turn may slow our growth or give rise to inefficiencies that would increase our losses.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including the diversion of management's attention from core business concerns, failure to exploit acquired technologies, or the loss of key employees from either our business or the acquired business.

Risks related to our financial results and need for additional financing

We have a history of operating losses, expect to incur significant and increasing operating losses and may never be profitable. Our stock is a highly speculative investment.

We were incorporated in March 2004 and have a very limited operating history for you to evaluate our business. We have no approved products and have generated no product revenue. We have incurred operating losses since our inception in 2004. As of December 31, 2006, we had an accumulated deficit of $28.6 million. We had net losses of $1.8 million for the period from March 25, 2004 (date of inception) through December 31, 2004, $9.7 million for the year ended December 31, 2005, and $17.0 million for the year ended December 31, 2006. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates. We expect to incur substantial and increasing operating losses over the next several years as our research, development, preclinical testing, and clinical trial activities increase. As a result, our accumulated deficit will also increase significantly.

Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. As our most advanced product candidates are at an early proof-of-concept stage, we do not expect to receive revenue from any product candidate for the foreseeable future. We may seek to obtain revenue from collaboration or licensing agreements with third parties. We currently have no such agreements which will provide us with material, ongoing future revenue and we may never enter into any such agreements.

Even if we eventually generate revenues, we may never be profitable, and if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may be unable to raise the substantial additional capital that we will need to sustain our operations.

We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect the net proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations until at least the end of 2009. We may, however, need to raise additional funds before that date if our research and development expenses exceed our current expectations. This could occur for many reasons, including:

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some or all of our product candidates fail in clinical or preclinical studies and we are forced to seek additional product candidates;

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our product candidates require more extensive clinical or preclinical testing than we currently expect;

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we advance more of our product candidates than expected into costly later stage clinical trials;

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we advance more preclinical product candidates than expected into early stage clinical trials;

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we are required, or consider it advisable, to acquire or license rights from one or more third parties; or

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we determine to acquire or license rights to additional product candidates or new technologies.

While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek additional funds through arrangements with collaborators or other third parties. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements, on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our development programs, including some or all of our product candidates.

Risks related to regulatory approvals

Our product candidates must undergo rigorous clinical trials and regulatory approvals, which could delay or prevent commercialization of our product candidates.

All of our product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and similar regulatory bodies in other countries. The approval process is typically lengthy and expensive, and approval is never certain. We or our collaborators, if any, may delay, suspend or terminate clinical trials at any time for reasons including:

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ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

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delays in enrolling patients and volunteers into clinical trials;

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lower than anticipated retention rates of patients and volunteers in clinical trials;

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the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

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insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials;

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unfavorable FDA inspection and review of a clinical trial site or records of any clinical or preclinical investigation;

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serious and unexpected drug-related side effects or adverse device effects experienced by participants in our clinical trials; or

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the placement of a clinical hold on a trial.

The use of commercially available resveratrol could adversely affect our development or the approval of SRT501, which is our proprietary formulation of resveratrol, if any adverse side effects become associated with such commercially available resveratrol products. Such use could also adversely affect our ability to market and commercialize our product candidates.

Positive or timely results from preclinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA or any other regulatory authority. Product candidates that show positive preclinical or early clinical results often fail in later stage clinical trials. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

We have limited experience in conducting the clinical trials required to obtain regulatory approval. We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products will be active, safe, or effective. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and may not become profitable.

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.

The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. It is not possible to predict how long the approval processes of the FDA or any other applicable federal or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. The FDA and foreign regulatory agencies have substantial discretion in the drug approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. In addition, the user fee law under which the FDA has made performance goal commitments with respect to its review of New Drug Applications is set to expire this year. If Congress fails to reauthorize the user fee law the effect may be significantly increased time to FDA approvals. Generally, preclinical and clinical testing of products can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. If we encounter significant delays in the regulatory process that result in excessive costs, this may prevent us from continuing to develop our product candidates. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue. The risks associated with the approval process include:

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failure of our product candidates to meet a regulatory agency's requirements for safety, efficacy and quality;

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limitation on the indicated uses for which a product may be marketed;

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unforeseen safety issues or side effects; and

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governmental or regulatory delays and changes in regulatory requirements and guidelines.

We intend to seek Orphan Drug status for SRT501 for MELAS in the United States and the European Union. The FDA and the European Union regulatory authorities grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States and fewer than 5 in 10,000 individuals in the European Union. In the United States, a product that has Orphan Drug designation and receives the first FDA approval for the disease, for which it has such designation, is entitled to market exclusivity, except in very limited circumstances, for seven years. However, if a competitor has Orphan Drug status for its own product and is first to obtain approval of the same drug, as defined by the FDA, for the Orphan Drug indication, or if our product candidate is determined to be contained within the competitor's product for the same indication or disease, then that competitor would have market exclusivity and approval of our product for that indication or disease could potentially be blocked for seven years. Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Obtaining Orphan Drug designation may not provide us with a material commercial advantage.

Even if we receive regulatory approvals for marketing our product candidates, if we fail to comply with continuing regulatory requirements, we could lose our regulatory approvals, and our business would be adversely affected.

The FDA continues to review products even after they receive initial approval. If we receive approval to commercialize any product candidates, the manufacturing, marketing and sale of these drugs will be subject to continuing regulation, including compliance with quality systems regulations, good manufacturing practices, adverse event requirements, and prohibitions on promoting a product for unapproved uses. Enforcement actions resulting from our failure to comply with government and regulatory requirements could result in fines, suspension of approvals, withdrawal of approvals, product recalls, product seizures, mandatory operating restrictions, criminal prosecution, civil penalties and other actions that could impair the manufacturing, marketing and sale of our potential products and our ability to conduct our business.

Even if we are able to obtain regulatory approvals for any of our product candidates, if they exhibit harmful side effects after approval, our regulatory approvals could be revoked or otherwise negatively impacted, and we could be subject to costly and damaging product liability claims.

Even if we receive regulatory approval for SRT501 or any of our NCEs, we will have tested them in only a small number of patients during our clinical trials. If our applications for marketing are approved and more patients begin to use our product, new risks and side effects associated with our products may be discovered. As a result, regulatory authorities may revoke their approvals; we may be required to conduct additional clinical trials, make changes in labeling of our product, reformulate our product or make changes and obtain new approvals for our and our suppliers' manufacturing facilities. We might have to withdraw or recall our products from the marketplace. We may also experience a significant drop in the potential sales of our product if and when regulatory approvals for such product are obtained, experience harm to our reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of our approved product or substantially increase the costs and expenses of commercializing and marketing our product.

Healthcare reform measures could adversely affect our business.

The efforts of governmental and third-party payers to contain or reduce the costs of healthcare may adversely affect the business and financial condition of pharmaceutical companies. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. The pendency or approval of such proposals could result in a decrease in our common stock price or limit our ability to raise capital or to enter into collaborations or license rights to our products.

New federal legislation may increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

The Medicare Prescription Drug Improvement and Modernization Act of 2003, or MMA, expanded Medicare coverage for drug purchases by the elderly and disabled beginning in 2006. The new legislation uses formularies, preferred drug lists and similar mechanisms that may limit the number of drugs that will be covered in any therapeutic class or reduce the reimbursement for some of the drugs in a class.

As a result of the expansion of legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. Indeed, legislation that would permit the federal government to negotiate drug prices directly with manufacturers under the Medicare prescription drug programs is currently under consideration. These cost reduction initiatives could decrease the coverage and price that we receive for our products in the future and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement systems, and any limits on or reductions in reimbursement that occur in the Medicare program may result in similar limits on or reductions in payments from private payers.

New federal laws or regulations on drug importation could make lower cost versions of our future products available, which could adversely affect our revenues, if any.

The prices of some drugs are lower in other countries than in the United States because of government regulation and market conditions. Under current law, importation of drugs into the United States is generally not permitted unless the drugs are approved in the United States and the entity that holds that approval consents to the importation. Various proposals have been advanced to permit the importation of drugs from other countries to provide lower cost alternatives to the products available in the United States. In addition, the MMA requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States.

If the laws or regulations are changed to permit the importation of drugs into the United States in circumstances that are currently not permitted, such a change could have an adverse effect on our business by making available lower priced alternatives to our future products.

Failure to obtain regulatory and pricing approvals in foreign jurisdictions could delay or prevent commercialization of our products abroad.

If we succeed in developing any products, we intend to market them in the European Union and other foreign jurisdictions. In order to do so, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional risks associated with requirements particular to those foreign jurisdictions where we will seek regulatory approval of our products. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

Risks related to our intellectual property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property covering any products or product candidates we plan to develop. In addition to taking other steps to protect our intellectual property, we intend to apply for patents with claims covering our technologies, processes, products and product candidates when and where we deem it appropriate to do so. We have applied for patent protection, with claims directed at mechanism and methods relating to our product candidates, SRT501 formulations, our NCEs and several of our drug discovery tools in the United States, and in some, but not all, foreign countries. Any changes we make to the SRT501 formulations may not be covered by our existing patent applications which would require us to file new applications or seek other forms of protection. In addition, resveratrol, the active ingredient in SRT501, our most advanced product candidate, cannot be protected by a patent covering its chemical composition of matter since resveratrol has long been in the public domain. Consequently, we are relying on method of use and formulation patent protection for SRT501, which may not provide the same level of protection as composition of matter patent protection. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to stop them from doing so.

Similar to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

We have licensed some patents on a non-exclusive basis which means such patents could, now or in the future, potentially be licensed to our competitors as well, and we may not be able to control or influence the prosecution or enforcement of such patents. We also may not have unilateral control over the prosecution and enforcement of our exclusively licensed patents, and our ability to protect our products using such patents may depend to some extent on the cooperation of our licensors.

If we do not obtain or we are unable to maintain adequate patent or trade secret protection for our products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of our products for three years after it has approved our product. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of our product unless we have patent protection sufficient for us to block that generic version. Without sufficient patent protection, the applicant for a generic version of our product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to our product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval in those countries of products that duplicate our products.

A significant portion of our discovery and development efforts is performed in China and other countries outside of the United States through third party contractors. We may not be able to effectively monitor and assess intellectual property developed by these contractors and may therefore not appropriately protect this intellectual property and lose valuable intellectual property rights. In addition, the legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective of intellectual property rights as in the United States, and we may, therefore, be unable to acquire and protect intellectual property developed by these contractors to the same extent as if these discovery and development activities were being conducted in the United States.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize our products.

Several third parties are actively researching and seeking patents in the sirtuin field. Depending on what patents ultimately issue and depending on the ultimate formulation and method of use of or product candidates, we may need to obtain a license under such patents or other intellectual property rights. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates.

Moreover, if we fail to meet our obligations under our license agreements, or our agreements are terminated for any other reasons, we may lose our rights to in-licensed technologies.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In our activities, we rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities, and to attract and retain collaborators, licensees and customers. Our scientific advisors and collaborators gain access to valuable proprietary knowledge through their activities in collaboration with us. We take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships. However, these steps may be inadequate, agreements may be violated, or there may be no adequate remedy available for a violation of an agreement. We cannot assure you that our proprietary information will not be disclosed or that we can meaningfully protect our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

Litigation or third party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize combination product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement. Obtaining, protecting and defending patent and other intellectual property rights can be expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us.

There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Patent litigation or other litigation in connection with our intellectual property rights may lead to publicity that may harm our reputation and the market price of our common stock may decline.

During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

Risks related to our industry

Our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.

Many companies, universities, and research organizations developing competing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution, and technical regulatory matters than we have. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Our competitors could commence and complete clinical testing of their product candidates, obtain regulatory approvals, and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop products that would render our product candidates, and those of our collaborators, obsolete and noncompetitive. If we are unable to compete effectively against these companies, then we may not be able to commercialize our product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenues.

Competition in the biotechnology and pharmaceutical industries may result in competing products, superior marketing of other products and lower revenues or profits for us.

There are many companies that are seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of pharmaceutical companies, including Abbott, AstraZeneca, Bayer, Bristol-Myers Squibb, GlaxoSmithKline, Johnson & Johnson, Lilly, Merck, Novartis, Novo Nordisk, Pfizer, Roche, Sanofi-Aventis, Takeda and Wyeth, as well as large and small biotechnology companies such as Amgen, Amylin, Genentech and MannKind, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. We are also aware of other companies, including Elixir Pharmaceuticals, that are seeking to develop drugs that modulate sirtuins. Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for superior products.

Other products are currently in development or exist in the market that may compete directly with the products that we are developing or marketing. Various other products to treat Type 2 Diabetes are available or are in development, including:

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Biguanides;

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Sulfonylureas;

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Thiazolidinediones (TZDs);

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Alpha-glucosidase inhibitors (AGIs);

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Dipeptidyl peptidase 4 (DPP4) inhibitors;

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Glucagon-like peptide-1 (GLP-1) analogues; and

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Insulins, including injectable and inhaled versions.

In addition, several companies are developing various approaches to improve treatments for Type 1 and Type 2 Diabetes. We cannot predict whether any products we successfully develop will have sufficient advantages to cause health care professionals to adopt them over our competitors' products or that our products will offer an economically feasible alternative to our competitors' products. Our potential products could become obsolete before we recover expenses incurred in developing them.

We may have significant product liability exposure which may harm our business and our reputation.

We face exposure to product liability and other claims if our product candidates, products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing, and marketing of human therapeutic products. Although we currently maintain product liability insurance in the amount of $3.0 million, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost, if at all. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products or product candidates that we develop. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also generate negative publicity or hurt our ability to obtain physician endorsement of our products or expand our business.

We use and generate materials that may expose us to material liability.

Our development programs involve the use of hazardous materials, chemicals and radioactive and biological materials. We are subject to foreign, federal, state and local environmental and health and safety laws and regulations governing, among other matters, the use, manufacture, handling, storage, and disposal of hazardous materials and waste products. We may incur significant costs to comply with these current or future environmental and health and safety laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials and may incur material liability as a result of such contamination or injury. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our workers' compensation, property and business interruption insurance and we may not be able to maintain insurance on acceptable terms, if at all. We currently carry no insurance specifically covering environmental claims.

Risks related to this offering

Our common stock may have a volatile public trading price and a low trading volume.

Prior to this offering, our equity did not trade in a public market. An active public market for our common stock may not develop or be sustained after this offering. The underwriters and we have determined the initial public offering price through negotiation. This price may not be indicative of the fair market value or the market price at which the common stock will trade after this offering. The market prices for securities of companies comparable to us have been highly volatile. Often, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

•
disclosure of actual or potential results with respect to product candidates we are developing;

•
regulatory developments in both the United States and abroad;

•
developments concerning proprietary rights, including patents and litigation matters;

•
public concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

•
public announcements by our competitors or others; and

•
general market conditions and comments by securities analysts and investors.

Fluctuations in our operating losses could adversely affect the price of our common stock.

Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our preclinical and clinical development programs, level of expenses incurred in connection with our preclinical and clinical development programs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

Because of expected volatility in our trading price and trading volume, we may incur significant costs from class action litigation.

Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts, the addition or departure of our key personnel, variations in our quarterly operating results and changes in market valuations of pharmaceutical, biotechnology or other life science companies. Recently, when the market price of a stock has been volatile, as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

The sale of a substantial number of shares after this offering may cause the market price of our common stock to decline.

The market price of our common stock may decline if our stockholders or we sell shares of our common stock after this offering. As of March 31, 2007, options to purchase 14,527,641 shares of our common stock, with a weighted average exercise price of $0.27 per share, were outstanding. In addition, as of March 31, 2007, warrants to purchase 745,407 shares of our common stock, at a weighted average exercise price of $1.09 per share were outstanding, of which 522,192 shares are currently exercisable and up to 223,215 shares will be exercisable if we make additional borrowings under existing loan agreements. We intend to file registration statements ninety days following this offering to permit the sale of    shares of our common stock issuable under our stock option plans.

Future sales of common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, we will have             shares of common stock outstanding. Of these shares, the    shares sold in this offering will be freely transferable without restriction, except to the extent that any of these shares are held by our affiliates or by our employees, officers or directors and their immediate family members who have signed lock-up agreements.

Holders of 114,108,661 shares of our common stock, holders of options to purchase 14,527,641 shares of our common stock and holders of warrants to purchase 745,407 shares of our common stock have signed lock-up agreements or are subject to agreements among the stockholders that restrict sale of their shares for 180 days after the closing of this offering. Under these lock-up agreements, our stockholders have agreed, subject to certain limited exceptions, not to sell any shares of our common stock (or securities convertible into or exchangeable or exercisable for common stock) owned by them for a period of 180 days after the closing of this offering, unless they first obtain the written consent of J.P. Morgan Securities Inc. At the end of such 180 day period, approximately             shares of common stock, plus up to an additional approximately             shares issuable upon the exercise of vested options and warrants, will be eligible for immediate resale subject to the applicable provisions under Rule 144.

The remainder of the approximately    shares of common stock outstanding or issuable upon exercise of options or warrants held by existing stockholders, option holders or warrant holders will become eligible for sale following the 180 day lock up period at various times over a period of approximately two years. These shares could be sold earlier (but not before the end of the 180 day lock-up period) if the holders exercise registration rights that are available to them. The holders of    shares of our common stock will have the right in some circumstances to require us to register their shares for resale to the public or to participate in a registration of shares by us.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on an initial public offering price of $                                 per share. Further, investors purchasing common stock in this offering will contribute approximately             % of the total amount invested by stockholders since our inception, but will own only approximately    % of the shares of common stock outstanding.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares and the exercise of stock options granted to our employees. As of March 31, 2007, options to purchase 14,527,641 shares of our common stock at a weighted average exercise price of $0.27 per share were outstanding, together with warrants to purchase 745,407 shares of our common stock at a weighted average exercise price of $1.09 per share, of which 552,192 shares are currently exercisable and up to 223,215 shares will be exercisable if we make additional borrowings under existing loan agreements. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation.

We may allocate the proceeds from this offering in ways that stockholders may not support. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the net proceeds for corporate purposes that do not increase our profitability or our stock price. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy, which includes investments in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the United States or other governments or their agencies.

As a public company, we will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

As a public company, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the United States Securities and Exchange Commission, or SEC, and by The NASDAQ Global Market, will result in increased costs to us. These laws and regulations will also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot estimate the amount or timing of additional costs we may incur as a result of these laws and regulations.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal control over financial reporting for fiscal year 2008 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for our fiscal year ending December 31, 2008 and subsequent years. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the NASD or other regulatory authorities.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures.

Our charter authorizes our board of directors to issue up to 20,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock.

Our charter also provides staggered terms for the members of our board of directors. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. In addition, our directors may only be removed for cause and our bylaws limit the ability our stockholders to call special meetings of stockholders.

Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our officers and directors and other affiliates may be able to exert significant control over the company.

After this offering, our executive officers, directors, and their affiliates will control approximately    % of our outstanding common stock. Therefore, our directors and officers will have the ability to influence the company through this ownership position.

These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporation transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "seek," "will" and similar terms.

These forward-looking statements include, but are not limited to, statements about:

•
the initiation, timing, progress and results of our drug discovery efforts, preclinical studies, clinical trials, and other development efforts;

•
our ability to advance product candidates into clinical trials;

•
the further clinical development and commercialization of our product candidates;

•
the implementation of our business model, strategic plans for our business and product candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•
our ability to operate our business without infringing the intellectual property rights of others;

•
estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•
our ability to establish and maintain corporate collaborations;

•
the timing of regulatory filings and approvals;

•
our use of proceeds from this offering;

•
our financial performance; and

•
competitive companies, technologies and our industry.

Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the sections of this prospectus entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations." You should carefully read this entire prospectus, particularly the section entitled "Risk factors," before you make an investment decision. The forward-looking statements in this prospectus are based on management's beliefs and assumptions and information only as of the dates of this prospectus, and the forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future earnings, or otherwise.

Use of proceeds

We estimate that our net proceeds from the sale of the             shares of our common stock in this offering, assuming an initial public offering price of $                                                per share, will be approximately $                                                , or approximately $                                                if the underwriters exercise their over-allotment option in full. This estimate is after deduction of all underwriting discounts, commissions and estimated offering expenses that are payable by us.

The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public markets. We anticipate using the net proceeds from this offering:

•
to continue the clinical development into Phase 2 of SRT501 for diabetes, MELAS and, potentially, other indications (approximately $15.0 million);

•
to advance and expand our preclinical studies and potentially initiate clinical development of additional product candidates targeting SIRT1 (approximately $15.9 million);

•
to expand our research and preclinical development programs targeting other sirtuins and related pathways (approximately $10.0 million);

•
to repay existing debt facilities pursuant to their existing terms, including interest (approximately $6.9 million); and

•
to apply the remaining funds for general corporate purposes, such as general and administrative expenses, capital expenditures, working capital needs, prosecution and maintenance of our intellectual property, and the potential acquisition of, or investment in, technologies, products, or companies that complement our business.

We have no current understandings, commitments, or agreements with respect to any acquisition of or investment in any technologies, products or companies.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development, and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The costs and timing of drug development and regulatory approval, particularly conducting clinical trials, are highly uncertain, are subject to substantial risks, and can often change. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and other research and development activities, the establishment of collaborations, the results of our commercialization efforts, our manufacturing requirements and regulatory or competitive developments. In addition, assuming our current clinical programs proceed further to the next stage of clinical development, we do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of all such clinical development programs through commercial introduction. Accordingly, we expect we will need to raise additional funds. Based on our current operating plans, we expect proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations, including our continued research and drug development, through at least the end of 2009.

We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

In April 2006, we entered into a loan agreement with a financial institution to borrow up to $15.0 million, $10.0 million of which was available immediately and an additional $5.0 million of which may be available during the third quarter of 2007 if certain clinical milestones are achieved. We are obligated to make interest only payments through July 2007 followed by 45 equal monthly payments of principal and interest. The loan agreement is secured by primarily all of our assets except for intellectual property and bears interest at a rate of 10.60%. In April 2006, we borrowed $10.0 million under the loan agreement. The proceeds from the loan agreement were used for working capital.

In May 2006, we entered into an equipment loan agreement with a bank to borrow up to $1.5 million. We are obligated to make interest only payments through March 2007 followed by 36 equal monthly payments of principal and interest. The equipment loan agreement is secured by the financed equipment and bears interest at a rate of prime plus 0.25% (8.50% at December 31, 2006). At December 31, 2006, $797,000 was payable under the equipment loan agreement. The proceeds from the equipment loan agreement were used for working capital.

A $1.00 increase (decrease) in the assumed initial public offering price of $                                 per share would increase (decrease) the net proceeds to us from this offering by $                                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

Dividend policy

We have never paid cash dividends on our common stock. We currently do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain earnings, if any, to finance the growth and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors that our board of directors deems relevant.

Capitalization

The following table shows, as of December 31, 2006, our cash, cash equivalents and marketable securities and capitalization:

•
on an actual basis;

•
on a pro forma basis to reflect the automatic conversion of 85,117,559 shares of our redeemable convertible preferred stock into an aggregate of 85,117,559 shares of common stock upon the closing of this offering; and

•
on a pro forma, as adjusted basis to also reflect the issuance and sale of             shares of common stock in this offering at the initial offering price of $  per share and the receipt of the estimated net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This table does not include 13,325,236 shares of common stock that are issuable upon exercise of stock options that were outstanding as of December 31, 2006. The weighted average exercise price of these outstanding options is $0.16 per share. This table also does not include 757,081 shares of common stock that are issuable upon the exercise of outstanding warrants as of December 31, 2006 at a weighted average exercise price of $1.08 per share, of which 552,192 shares are currently exercisable and up to 234,889 shares will be exercisable if we make additional borrowings under existing loan agreements.

This table should be read in conjunction with our financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

As of December 31, 2006 (in thousands, except share and per share data)	Actual	Pro forma	Pro forma As adjusted

Cash, cash equivalents and short-term investments	$50,010	$50,010

Current portion of notes payable, net of discount	$1,018	$1,018

Notes payable, net of current portion and discount	9,425	9,425
Warrants to purchase shares subject to redemption	438	—
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value; 10,000,000 shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	4,959	—
Series A-1 redeemable convertible preferred stock, $0.001 par value; 21,666,667 shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	12,958	—
Series B redeemable convertible preferred stock, $0.001 par value; 33,837,500 shares authorized, 33,750,000 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	26,912	—
Series C redeemable convertible preferred stock, $0.001 par value; 20,370,535 shares authorized, 19,700,892 shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	21,984	—
Stockholders' equity (deficit):
Common stock, $0.001 par value; 206,574,702 shares authorized and 7,061,064 shares issued and outstanding, actual; and 92,178,623 shares issued and outstanding pro forma; and authorized and shares issued and outstanding pro forma as adjusted	7	92
Additional paid-in capital(1)	910	68,076
Accumulated other comprehensive income	22	22
Deficit accumulated during the development stage	(28,573)	(28,573)

Total stockholders' (deficit) equity(1)	(27,634)	39,617

Total capitalization(1)	$49,042	$49,042

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of additional paid-in capital, total stockholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

Our historical net tangible book value (deficit) as of December 31, 2006 was $(27.6) million, or $(3.91) per share of common stock based on 7,061,064 shares of common stock outstanding. Our historical net tangible book value per share represents our total assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value as of December 31, 2006 was $39.6 million, or $0.43 per share of common stock, after giving effect to the conversion of all outstanding redeemable convertible preferred stock. The pro forma net tangible book value per share before this offering represents our total assets less total liabilities and redeemable convertible preferred stock, divided by the pro forma number of shares of common stock outstanding as of December 31, 2006. Net tangible book value per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. Pro forma net as adjusted tangible book value per share after this offering gives effect to the application of net proceeds from the sale of                      shares of our common stock in this offering, at the initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As of December 31, 2006, our pro forma net tangible book value after this offering would have been $             , or $             per share.

This represents an immediate increase in net tangible book value to existing stockholders of $             per share and an immediate dilution to new investors of $             per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2006	$(3.91)
Increase attributable to conversion of convertible preferred stock	4.34

Pro forma net tangible book value per share at December 31, 2006	$0.43
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after offering
Dilution of net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value per share after this offering by $             per share and the dilution in pro forma net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the exercise in full of the underwriters' over-allotment option, our adjusted pro forma net tangible book value after this offering at December 31, 2006 would have been approximately $             per share, representing an immediate increase in pro forma tangible book value of $    per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $    per share to purchasers in this offering.

The following table lists, as of December 31, 2006, the number of shares of common stock purchased, the total amount paid, and the average price per share paid by our existing stockholders. The following table also lists on a pro forma basis the number of shares of common stock purchased and the total amount paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale of             shares of our common stock at the initial public offering price of $    per share.

	Shares issued		Total consideration
(in thousands, except share and per share data)					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	92,178,623%		$67,144%		$0.73
New investors(1)		%		%	$
Total		100%		$100%

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of total consideration to $                .

Both of the above tables reflect the conversion of 85,117,559 shares of our redeemable convertible preferred stock into 85,117,559 shares of common stock upon the closing of this offering and assumes no exercise of the underwriters' over-allotment option and no exercise of stock options or warrants that were outstanding as of December 31, 2006. As of December 31, 2006, there were options outstanding to purchase 13,325,236 shares of our common stock, at a weighted average exercise price of $0.16 per share. As of December 31, 2006, there were warrants outstanding to purchase up to 757,081 shares of our common stock, of which 522,192 are currently exercisable and up to 234,889 additional shares will be exercisable if we make additional borrowings under existing loan agreements at a weighted average exercise price of $1.08 per share. If any or all of these options or warrants are exercised, then there will be further dilution to our investors, including the purchasers in this offering.

Assuming the exercise in full of the underwriter's over-allotment option, the number of shares held by new investors will increase to    shares, or    % of the total number of shares of common stock outstanding after this offering.

Selected consolidated financial data

This section presents our historical financial data. You should read the selected financial data below in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the consolidated financial statements. We have derived the statement of operations data for the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) through December 31, 2006 and the balance sheet data as of December 31, 2005 and 2006 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. We have derived the statement of operations data for the period from March 25, 2004 (date of inception) through December 31, 2004 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. We have derived the balance sheet data as of December 31, 2004 from our audited consolidated financial statements which are not included herein. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in determining basic and diluted and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

	Period from March 25, 2004 (date of inception) through December 31, 2004			Period from March 25, 2004 (date of inception) through December 31, 2006
		Year Ended December 31,
(in thousands, except share and per share data)
		2005	2006

Statement of operations data:
Revenue	$—	$68	$—	$68
Operating expenses:
Research and development	1,190	7,062	14,242	22,494
General and administrative	699	3,865	4,340	8,904

Total operating expenses	1,889	10,927	18,582	31,398
Loss from operations	(1,889)	(10,859)	(18,582)	(31,330)
Interest income	45	1,143	2,447	3,635
Interest expense	—	—	(878)	(878)

Net loss	$(1,844)	$(9,716)	$(17,013)	$(28,573)

Net loss per share—basic and diluted	$(0.93)	$(3.16)	$(3.52)

Weighted average number of common shares used in net loss per share—basic and diluted	1,995,468	3,087,716	4,854,646
Pro forma net loss per share—basic and diluted			$(0.20)
Shares used in computing pro forma net loss per share—basic and diluted			85,603,228

As of December 31, (in thousands)	2004	2005	2006

Balance sheet data:
Cash, cash equivalents and short-term investments	$16,656	$33,620	$50,010
Working capital	15,723	32,688	47,338
Total assets	17,050	34,720	52,086
Notes payable, net of current portion and discount	—	—	9,425
Redeemable convertible preferred stock	17,855	44,770	66,813
Deficit accumulated during the development stage	(1,844)	(11,560)	(28,573)
Total stockholders' deficit	(1,805)	(11,437)	(27,634)

Management's discussion and analysis of financial
condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and their notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk factors."

Overview

We are a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with aging, including metabolic diseases such as Type 2 Diabetes. Our goal is to successfully develop therapeutics for diseases of aging by modulating sirtuins, a recently discovered class of enzymes, and their related pathways. To date, we have devoted substantially all of our resources to our drug discovery efforts and the development of our drug candidates, including conducting preclinical studies and clinical trials and seeking protection for our intellectual property and product candidates. Since our inception in March 2004, we have had no revenue from product sales, and have funded our operations principally through the private placement of equity securities and debt financings.

We have never been profitable and, as of December 31, 2006, we have an accumulated deficit of $28.6 million. We had net losses of $1.8 million for the period from March 25, 2004 (date of inception) through December 31, 2004 (2004 Period), $9.7 million for the year ended December 31, 2005, and $17.0 million for the year ended December 31, 2006. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical studies and clinical trials and seek regulatory approval and eventual commercialization. In addition to these increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and begin to operate as a public company. We will need to generate significant revenues to achieve profitability and may never do so.

Financial operations overview

Revenue.    We have not generated any product revenue since our inception and do not expect to generate any revenue from the sale of products for the foreseeable future. We will seek to generate revenue from collaborative partners through a combination of research funding, up-front license fees, milestone payments and royalties. Since our inception, we have not entered into any revenue-generating collaborations.

Research and development.    Research and development expense consists of expenses incurred in connection with the discovery and development of our product candidates. These expenses consist primarily of salaries and related expenses, allocated facility costs and third-party contract costs relating to research, formulation, manufacturing and preclinical study and clinical trial activities. We charge all research and development expenses to operations as incurred. We expect our research and development costs to be substantial and to increase as we advance our current product candidates through preclinical studies and clinical trials and move other product candidates into preclinical studies and clinical trials.

To date, substantially all of our research and development effort and costs have been focused on our SIRT1 program. Given the early stage of development of our research and development in our SIRT1 program and the risks and uncertainties of the clinical trial process, we cannot estimate anticipated completion dates, costs that we will incur in future periods for research and development in our SIRT1 program, and when and if we might receive material net cash inflows from third parties for our research and development.

General and administrative.    General and administrative expense consists primarily of salaries and related expenses for personnel in our administrative, finance, business development and human resource functions. Other costs include legal costs of pursuing patent protection of our intellectual property, allocated facility costs and professional fees for legal services. After this offering, we anticipate increases in general and administrative expense relating to operating as a public company. These increases will likely include legal fees, accounting fees and directors' and officers' insurance premiums as well as fees for investor relations services.

Results of operations

Period from March 25, 2004 (date of inception) through December 31, 2004 and Years Ended December 31, 2005 and 2006

	Period from March 25, 2004 (date of inception) through December 31, 2004
		Year Ended December 31,		Change from
				2004 Period to 2005	2005 to 2006
(in thousands)		2005	2006

Revenue	$—	$68	$—	$68	$(68)
Operating expenses:
Research and development	1,190	7,062	14,242	5,872	7,180
General and administrative	699	3,865	4,340	3,166	475

Total operating expenses	1,889	10,927	18,582	9,038	7,655
Loss from operations	(1,889)	(10,859)	(18,582)	(8,970)	(7,723)
Interest income	45	1,143	2,447	1,098	1,304
Interest expense	—	—	(878)	—	(878)

Net loss	$(1,844)	$(9,716)	$(17,013)	$(7,872)	$(7,297)

Revenue.    We recorded no revenue in 2006 compared to $68,000 in 2005. In 2005, our revenue consisted of a United States Department of Agriculture research grant. We did not record any revenue in the 2004 Period.

Research and development.    Research and development expense for 2006 was $14.2 million compared to $7.1 million for 2005 and $1.2 million for the 2004 Period. The increase from 2005 to 2006 primarily resulted from an increase of $3.0 million for personnel costs related to an increase in research and development headcount, an increase of $1.5 million in external chemistry costs, consisting of costs of third party contractors and purchases of compound libraries, an increase of $910,000 in clinical trial costs, an increase of $579,000 for preclinical studies, an increase of $627,000 in occupancy costs and higher formulation costs of $442,000. The increase from the 2004 Period to 2005 primarily resulted from higher personnel costs of $1.5 million as a result of increased research and development headcount, higher preclinical study costs of $1.1 million, higher external biology costs of $817,000, consisting primarily of costs of a third party for screening services, higher consulting costs of $708,000, higher external chemistry costs of $612,000, consisting of costs of third party contractors and purchases of compound libraries, and higher occupancy costs of $414,000. Included in research and development expense are stock-based compensation charges of $557,000, $61,000 and 13,000 for 2006, 2005 and the 2004 Period, respectively.

General and administrative.    General and administrative expense for 2006 was $4.3 million compared to $3.9 million for 2005 and $699,000 for the 2004 Period. The increase from 2005 to 2006 was primarily due to a $947,000 increase in personnel costs, which is partly offset by a $469,000 decrease in consulting expenses. The increase from the 2004 Period to 2005 primarily resulted from higher personnel costs of $1.2 million as a result of an increase in headcount, higher legal fees of $797,000, higher consulting fees of $660,000 and higher occupancy costs of $204,000. Included in general and administrative expenses are total stock-based compensation charges of $201,000, $61,000 and none for 2006, 2005 and the 2004 Period, respectively.

Interest income.    Interest income increased to $2.4 million for 2006 from $1.1 million for 2005 and $45,000 for the 2004 Period. The increase in interest income in each year primarily resulted from increases in the average fund balances available for investment and an increase in interest rates earned on investments.

Interest expense.    Interest expense was $878,000 for 2006. We had no interest expense in 2005 or the 2004 Period. The increase in interest expense from 2005 to 2006 was the result of the drawdown of $10.0 million under a loan agreement and $797,000 under an equipment loan agreement.

Liquidity and capital resources

	Period from March 25, 2004 (date of inception) through December 31, 2004
		Year Ended December 31,
(in thousands)		2005	2006

Net cash used in operating activities	$ (858)	$(9,402)	$(15,373)
Net cash used in investing activities	(335)	(26,278)	(17,793)
Net cash provided by financing activities	17,849	26,860	32,843

Net increase (decrease) in cash and cash equivalents	$16,656	$(8,820)	$(323)

Since our inception in March 2004, we have funded our operations principally through the private placement of equity securities, which provided aggregate net cash proceeds of approximately $103.1 million, including $35.9 million from the sale of 21,389,880 shares of Series C-1 redeemable convertible preferred stock in January and February 2007. We have also generated funds from debt financing and interest income. As of December 31, 2006, we had cash, cash equivalents and short-term investments of approximately $50.0 million. Our funds are currently invested in investment grade and United States government securities.

During 2006, 2005 and the 2004 Period, our operating activities used cash of $15.4 million, $9.4 million and $858,000, respectively. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. The increase in cash used in operations in all periods was due primarily to an increase in research and development activities as noted above. The increase in cash used in operations in 2005 also resulted from an increase in general and administrative activities.

During 2006, our investing activities used cash of $17.8 million compared to $26.3 million for 2005 and $335,000 for the 2004 Period. The use of cash in 2006 and 2005 is a result of purchases of investment grade securities, which is partially offset by maturities of such investments. During 2004, our investment activities consisted of purchases of property and equipment. We may have an increase in capital expenditures during 2007 which may include leasehold improvements for a new facility, but the amount of such capital expenditures cannot be determined at this time. Our current lease expires in October 2007 and we are in the process of evaluating our options for extending our current lease or relocating to a new facility. We will not be able to determine the amount of such capital expenditures until we reach a definitive agreement on a new facility lease arrangement.

Our financing activities provided $32.8 million, $26.9 million and $17.8 million for the 2006, 2005 and the 2004 Periods, respectively. The cash provided in 2006 resulted from the sale and issuance of 19.7 million shares of Series C redeemable convertible preferred stock in March and April 2006 for net proceeds of $22.0 million from certain of our previous investors and entities associated with Bessemer, Genzyme and QVT, $10.0 million of proceeds from a note payable to a financial institution and $797,000 of proceeds from our equipment line of credit with a bank. The cash provided in 2005 resulted from the sale and issuance of 33.8 million shares of Series B redeemable convertible preferred stock in February and March 2005 for net proceeds of $26.9 million. The cash provided in 2004 resulted from the sale and issuance of 21.7 million shares of Series A-1 redeemable convertible preferred stock in November 2004 and 10.0 million shares of Series A redeemable convertible preferred stock in August and September 2004 for net proceeds of $12.9 million and $4.9 million, respectively.

In April 2006, we obtained a loan from a financial institution which permits borrowings of up to $15.0 million, $10.0 million of which was available immediately and an additional $5.0 million of which will be available during the third quarter of 2007 if certain clinical milestones are achieved. We are obligated to make interest only payments through July 2007 followed by forty-five equal monthly payments of principal and interest. The loan is secured by essentially all our assets except for intellectual property and bears interest at 10.60% per annum. In April 2006, we borrowed $10.0 million under the loan. In connection with the loan, the lender received a warrant to purchase up to 669,643 shares of our Series C redeemable convertible preferred stock depending upon the amount actually borrowed at an exercise price of $1.12 per share. The warrant is currently exercisable for 446,428 shares, while up to 223,215 additional shares become exercisable if we make additional borrowings under this loan. This warrant has not been exercised.

In May 2006, we entered into an equipment loan agreement with a bank to borrow up to $1.5 million through March 2007. Amounts borrowed under the facility are repayable over 36 months beginning in April 2007 and bear interest at prime plus 0.25% per annum. As of December 31, 2006, there was $797,000 outstanding and $703,000 available under the equipment line of credit. In connection with the financing, the lender received a warrant to purchase up to 24,938 shares of our Series B redeemable convertible preferred stock depending upon the amount actually borrowed at an exercise price of $0.80 per share. The warrant is currently exercisable for 13,264 shares, while up to 11,674 additional shares become exercisable if we make additional borrowings under this loan. This warrant has not been exercised.

In January and February 2007, we raised $35.9 million through the sale and issuance of 21.4 million shares of Series C-1 redeemable convertible preferred stock. Investors in the financing included several members of our management team, some of our previous investors, and entities associated with John W. Henry and Peter S. Lynch.

Contractual obligations and commitments

The following table summarizes our contractual obligations at December 31, 2006.

(in thousands)	Total	2007	2008 through 2009	2010 through 2011	After 2011

Short and long-term debt	$10,797	$1,102	$5,593	$4,102	$—
Operating lease obligations	402	402	—	—	—
License agreements	860	135	270	455	—
Total contractual cash obligations(1)	$12,059	$1,639	$5,863	$4,557	$—

(1)
As discussed in Note 10 to the consolidated financial statements appearing in this prospectus, we have executed agreements to license intellectual property from several universities and other institutions. The license agreements require us to pay nonrefundable license fees upon execution, as well as payments for certain patent costs previously incurred by the licensors, and in certain cases, milestone payments upon the achievement of defined development goals. The license agreements also require us to pay minimum annual royalty and maintenance payments totaling a minimum of $135,000 per year in 2007 and increasing to a maximum of $330,000 per year after 2011. We have not included any amounts beyond 2011 in the table above since these minimum annual royalty payments are perpetual and the agreements are cancelable by us at any time upon a maximum of 90 days written notice to the licensor.

Funding requirements

We expect to incur substantial expenses and generate significant operating losses as we continue to advance our product candidates into preclinical studies and clinical trials and as we:

•
Complete our ongoing clinical trials and begin additional clinical trials for SRT501;

•
Continue preclinical development and potential clinical development of additional SIRT1 activators;

•
Expand discovery and development work on other sirtuin and sirtuin-related targets;

•
Extend our current lease or sign a lease for a new facility; and

•
Incur expenses related to operating as a public company and compliance with required regulations.

Our funding requirements will depend on a number of factors, including:

•
the progress of our research and development programs, including the completion of preclinical studies and clinical trials for our current product candidates and the nature of the results from these studies and trials;

•
the number of product candidates we advance into clinical trials and the scope of our research and development programs;

•
our ability to discover additional product candidates and advance them into clinical development;

•
the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims for our intellectual property and product candidates and avoiding the infringement of intellectual property of others;

•
the time and costs involved in obtaining regulatory approvals for our product candidates;

•
our ability to establish and maintain collaborative arrangements;

•
the potential in-licensing of other products or technologies;

•
our ability to enter into strategic collaborations with corporate collaborators and the success of such collaborations;

•
the cost of manufacturing, marketing and sales activities, if any; and

•
the timing, receipt and amount of revenues if any, from product candidates.

Based on our operating plans, we expect the proceeds of this offering, together with our existing resources, including the $35.9 million received in January and February 2007 from the sale of our Series C-1 redeemable convertible preferred stock, to be sufficient to fund our planned operations, including our continued research and drug development, at least through the end of 2009. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our product candidates. We may seek additional funding through collaboration agreements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Tax loss carryforwards

We had net operating loss carryforwards available to offset future federal and state taxable income of $7.3 million and $10.0 million as of December 31, 2006, as well as federal and state research and development tax credit carryforwards of $352,000 and $266,000, respectively, available to offset future federal taxes. The net operating loss and credit carryforwards expire at various dates through 2027. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards which could be utilized annually to offset future taxable income and taxes payable.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 of the Notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include contract service fees paid to contract manufacturers in conjunction with the production of clinical drug supplies and to contract research organizations in connection with our preclinical studies and clinical trials. We accrue the costs incurred under these contracts based on factors such as estimates of work performed, milestones achieved, patient enrollment and costs historically incurred for similar contracts. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with GAAP. Through December 31, 2006, differences between actual and estimated clinical trial costs were not material to our results of operations or financial position. We anticipate that as our clinical trial activity increases, such differences could become more significant and potentially material to our results of operations and financial position.

Stock-based compensation

Prior to January 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25 (APB Opinion 25), Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, (SFAS No. 123), Accounting for Stock-Based Compensation. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. As a result, stock-based employee compensation expense was recognized in the Statement of Operations for the period from March 25, 2004 (date of inception) to December 31, 2004 and the year ended December 31, 2005 to the extent stock options granted had an exercise price that was less than the deemed fair value of the underlying common stock on the date of grant.

We account for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and the Black-Scholes option-pricing model, and recorded the fair value of non-employee stock options as stock-based compensation expense over the vesting term of the stock options.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Shared Based Payment, (SFAS 123(R)) which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. Effective January 1, 2006, we adopted the provisions of SFAS 123(R). SFAS 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS 123(R) that were measured using the minimum value method. Under this transition method, stock-based compensation costs for all equity instruments granted after January 1, 2006 are recognized in the consolidated statement of operations at the grant-date fair value of the awards. In accordance with SFAS No. 123(R), we will recognize the compensation cost of employee stock-based awards using the straight-line method over the vesting period of the award. We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

As there has been no public market for our common stock prior to this offering, we have determined the volatility for stock options granted in 2006 based on an analysis of reported data for a peer group of companies with sufficient trading history, similar vesting provisions and a similar percentage of stock options that are in-the-money during 2006. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. The expected term of options has been determined using an average of the reported expected term of this peer group of companies. The expected volatility for options granted in 2006 was 72.3% and the expected term of stock options granted in 2006 was 5.69 years. We applied a weighted-average risk free interest rate of 4.75%, based on a zero coupon United States treasury instrument whose term is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate based on the forfeiture rates of our peers since our historical forfeiture experience was not sufficient to predict future forfeitures since we were incorporated in 2004. We applied a forfeiture rate of 4.75% in determining the expense recorded in our consolidated statement of operations. We expect these assumptions to change in the future as our peer companies experience changes in assumptions and as we begin to develop our own assumptions to be used in the Black Scholes option-pricing model. These changes in assumptions as well as changes in the amount and exercise price of stock options granted in future periods will change the amount of stock-based compensation expense that we record under SFAS 123(R) in future periods.

As a result of adopting SFAS 123(R), our net loss for the year ended December 31, 2006 is $188,000, or $0.04 per share, higher than if we had continued to account for stock-based compensation under APB Opinion 25. Unrecognized stock-based compensation expense for non-vested stock options of $1.77 million is expected to be recognized using the straight-line method over a weighted-average period of 3.6 years. The adoption of SFAS No. 123(R) had no effect on our cash flows for any period.

We have historically granted stock options at exercise prices not less than the fair market value of our common stock as determined by our board of directors, with input from management. Our board of directors has historically determined the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which we sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company.

The following table presents the grant dates and related exercise prices of stock options granted to employees in 2006:

	Number of options granted	Exercise price

February 28, 2006	1,504,000	$0.15
August 30, 2006	3,684,400	$0.21
October 20, 2006	30,000	$0.21
December 15, 2006	671,000	$0.60

Total	5,889,400

At the time of each of these stock option grants, the exercise price was determined by our board of directors, with input from management, based on the various objective and subjective factors noted above. In addition, for certain stock option awards in 2006, we prepared valuation reports to document the fair value of our common stock for financial reporting purposes.

The exercise price for stock options granted on February 28, 2006 was set by our board of directors based upon our internal valuation model. Our internal valuation model used a liquidation analysis as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The exercise prices for stock options granted on August 30, 2006 and October 20, 2006 were determined by the results of our valuation that was completed in July 2006. The exercise price for stock options granted on December 15, 2006 was determined by our board of directors based on our valuation completed as of December 15, 2006.

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for this initial public offering, we reexamined the valuations of our common stock during 2006. In connection with that reexamination, we prepared retrospective valuation reports of the fair value of our common stock for financial reporting purposes as of February 28, 2006, July 15, 2006 and December 15, 2006. We believe that the valuation methodologies used in the retrospective valuations are consistent with the Practice Aid. We also believe that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the time of our initial valuations.

In each of our retrospective valuations, we used the market approach to estimate the future aggregate enterprise value of our company for each of the applicable valuation dates. In applying the market approach in the IPO scenario, we analyzed market valuations of initial public offerings of biotechnology companies over a two and one-half year period ended April 2006. In analyzing the market valuations, we considered several factors related to a group of comparable companies including the number of drug candidates under development, the status of clinical trials, the status of the intellectual property portfolios including patent applications, and the status of corporate partnerships and collaborations with large pharmaceutical companies. We concluded that these factors were critical in supporting the use of the market approach since they are the most significant indicators of the fact that the comparable companies operate in the same industry, are relatively similar in size and, most importantly, have a comparable stage of development. We selected an expected market capitalization based upon the median market capitalization of a group of comparable biotechnology companies since there was no single company in this group that was more representative of our size and stage of development than the others. We also considered the prices paid by our Series C and C-1 redeemable convertible preferred stock investors in March and April 2006 and January and February 2007 to validate the median market capitalization obtained from the analysis of biotechnology company initial public offerings.

In applying the market approach in the sale scenario, we analyzed sale transactions of biotechnology companies over a five-year period ended July 2006. We applied a transaction enterprise value of approximately $125 million. This transaction enterprise value was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidates would be in within the estimated three-year period until a sale or merger would be consummated.

Finally, in applying the market approach in the dissolution scenario, we applied a transaction enterprise value of $50 million. This scenario assumes a sale of the Company's existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation value.

In order to allocate the enterprise values we determined to our common stock, we used the probability weighted expected return method described in the Practice Aid. Under this method, the value of our common stock is estimated based upon an analysis of future values for our company assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our shareholders under each of three possible future scenarios. Two of the scenarios assume a shareholder exit, either through an initial public offering (IPO) or a sale of our company. The third scenario assumes a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by our preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of our common stock were calculated using assumptions including: the expected pre-money or sale valuations based on the market approach discussed above; the expected dates of the future expected IPO or sale; and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of our common stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale as discussed above; the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for our common stock under each scenario was probability weighted based on our estimate of the relative occurrence of each scenario.

In the retrospective valuations for February, August and October 2006, our assumptions for the three potential future outcomes were as follows: (i) we become a public company in the middle of 2007 (IPO Scenario), (ii) we are acquired in 2-3 years for a premium (sale scenario) and; (iii) we are acquired in 3-4 years for less than the liquidation value of preferred stock (dissolution scenario). In the retrospective valuation for December 2006, we added a fourth potential future outcome which was a longer term IPO scenario, under which we would become a public company in approximately fifteen months from the grant date.

We used a 25% probability weight for the IPO Scenario in our February 28, 2006 retrospective valuation and we increased this percentage in the later retrospective valuations as significant business milestones were achieved, as coverage of the company, its advisors and sirtuins by the popular and scientific press increased and as discussions with investment bankers and institutional investors increased in late 2006, such that the probability weight assigned to the IPO scenarios at July 15, 2006 and December 15, 2006, had increased to 33% and 65%, respectively. The increase in the probability weight assigned to the IPO scenario increased the value ascribed to our common stock. Under the IPO Scenario, the fair value of common stock was calculated using our expected aggregate enterprise valuations and a risk-adjusted discount rate of 35% based on the estimated timing of our potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) our calculated cost of capital. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. We selected the high end of the range of venture capital return rates for our stage of company due to the risks associated with the early stage of our clinical development activities, our intellectual property risks and the known high failure rate of biotechnology companies. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the "public company" scenario. If different discount rates had been used, the valuations would have been different.

The fair value of our common stock under the sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock, and the fair value of our common stock under the dissolution scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of our Series A through C redeemable convertible preferred stock. In both scenarios the total estimated enterprise value was reduced by the repayment of the outstanding debt and a discount for lack of marketability of 15%. After considering these factors, as well as the results of a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company specific factors (such as the prospects for liquidity absent an IPO and the estimated volatility of our common stock), a 15% discount for lack of marketability was deemed appropriate to apply to the common stock in these two scenarios. If a different discount for lack of marketability was used, the valuations would have been different.

The estimated fair market value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

We have incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted in 2006. The retrospective valuations generated per share fair values of common stock of $0.37, $0.41, $0.43 and $0.88, respectively at February, August, October and December 2006, respectively. This resulted in intrinsic values of $0.22, $0.20, $0.22 and $0.28 per share, respectively at each grant date.

We also believe that the following factors are important in assessing the retrospective fair values of our stock options at each grant date. The retrospective fair value of our common stock underlying 1,504,000 stock options granted on February 28, 2006 was determined to be $0.37 per share. The fair value of common stock on that date contemplated the following:

•
The possibility of an initial public offering was low at that time and a probability estimate of 25% was assigned as a result of the early stage of development.

•
Series C redeemable convertible preferred stock was sold approximately one month later for $1.12 per share, which represented a 40% increase from Series B redeemable convertible preferred stock sold one year earlier.

•
We had not commenced any clinical trials.

•
The management team was not complete.

The retrospective fair value of our common stock underlying 3,684,400 stock options granted on August 30, 2006 was determined to be $0.41 per share. The increase in fair value from the February retrospective valuation was primarily due to the following:

•
The possibility of an initial public offering remained relatively low and a probability estimate of 33% was assigned as a result of the early stage of development.

•
We completed our first two clinical trials in healthy volunteers.

•
The management team continued to be assembled with the addition of our Senior Vice President of Research.

The retrospective fair value of our common stock underlying 30,000 options granted on October 20, 2006 was determined to be $0.43 per share. The increase in fair value from the August retrospective valuation was primarily due to the following:

•
The possibility of an initial public offering remained relatively low and a probability estimate of 33% was assigned as a result of the early stage of development.

•
We released the results of our first two Phase 1a clinical trials on October 4, 2006. The studies showed that SRT501 was safe and well-tolerated.

The retrospective fair value of our common stock underlying 671,000 stock options granted on December 15, 2006 was determined to be $0.88 per share. The increase in fair value was primarily due to the following:

•
In November, Nature and Cell published peer reviewed papers which validated some of our early discoveries. These papers were widely cited in the media, greatly increasing interest in sirtuins as targets for drug development.

•
Interest from the investment banking community increased due to the above developments. Therefore, the possibility of an initial public offering increased significantly so a probability estimate of 45% was assigned to a short term IPO scenario and 20% to a long term IPO scenario.

•
We initiated our first Phase 1b clinical trials of SRT501 in Type 2 Diabetes patients.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

In conjunction with each of the factors noted below, the primary factors contributing to the difference between the fair value of our common stock as of each grant date shown above and the initial public offering price of $             per share include:

•
The passage of time between grant dates, which led to the shifting of the time periods that such valuations are based upon.

•
The probability weighting of being able to proceed with an IPO based on significant scientific publications and milestones

•
In January 2007, we engaged investment bankers to initiate the process of an initial public offering and began drafting a registration statement.

We initiated the process of an initial public offering with an organizational meeting on January 23, 2007. Despite holding an organizational meeting, we still have significant milestones to reach before an initial public offering could be completed. While we had formally initiated the public offering process, there is no assurance that we will actually proceed with the initial public offering.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt this interpretation as required. We do not believe that the adoption will have a material effect on our financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, we do not believe that our adoption will have a material effect on our financial position or results of operations.

Qualitative and quantitative disclosures about market risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2006, we had cash and cash equivalents and short-term investments of $50.0 million, consisting of cash and highly liquid short-term investments. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Business

Overview

We are a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with aging, including metabolic diseases such as Type 2 Diabetes. Our drug candidates are designed to mimic certain beneficial health effects of calorie restriction, without requiring a change in eating habits, by activating an enzyme called SIRT1, a member of a recently discovered class of enzymes called sirtuins. Over the past 70 years, scientists have shown that calorie restriction, or the reduction of normal calorie intake by at least 30-40%, extends lifespan in multiple species, including mice and rats. In addition, calorie restricted animals showed improvement in a number of factors associated with Type 2 Diabetes, including fasted glucose levels, fed insulin levels and weight gain. Recently published animal studies, including articles in Cell and Nature in 2006, suggest that certain beneficial effects of calorie restriction are triggered by activation of SIRT1.

Scientific literature suggests that resveratrol, a natural substance found in red wine and other plant products, activates SIRT1 and confers certain beneficial effects of calorie restriction without requiring a reduction in normal calorie intake. Our most advanced programs are focused on developing activators of SIRT1 and include SRT501, our proprietary formulation of resveratrol, that is in Phase 1b clinical trials for Type 2 Diabetes. We have also discovered several novel small molecules, structurally distinct from resveratrol, that activate SIRT1 in animal studies. We believe these novel small molecules may be attractive drug candidates, although we have not yet tested them in humans.

We believe we are the leading company focused on discovering and developing drug candidates that target sirtuins, and, in particular, drug candidates that mimic certain beneficial effects of calorie restriction by activating SIRT1. However, neither we nor any other company has received regulatory approval to market products that target sirtuins. Our scientific founder and members of our scientific advisory board include many of the leading researchers in the sirtuin field. We own or exclusively license over 100 patent applications pertaining to sirtuins and their role in diseases of aging. Members of our management have previously advanced more than 20 small molecule drugs into clinical trials and played key roles in developing several FDA-approved drugs.

We are currently focused on the following programs targeting sirtuins and related pathways:

•
The development of SRT501, a proprietary formulation of resveratrol. We believe that resveratrol lacks the stability and bioavailability necessary to produce optimal therapeutic effects. We are developing SRT501 as a stable and bioavailable formulation of resveratrol that we believe is suitable for pharmaceutical development. Using SRT501 in mice, we are able to achieve an average of almost four times the level of resveratrol in the blood compared with administration of unformulated resveratrol, after adjusting for differences in dosage levels. In animal models of Type 2 Diabetes, SRT501 also reduces weight gain, fasted glucose levels and fed insulin levels, although these results have not yet been shown, and may not be achieved, in humans. In 2006, we completed two Phase 1a studies in healthy male volunteers using SRT501, and, based upon favorable results, initiated two Phase 1b studies in Type 2 diabetics using SRT501. SRT501 has also demonstrated an ability to increase the function of intracellular structures called mitochondria in mouse skeletal muscle, and may be suitable as a therapy for rare mitochondrial diseases, such as MELAS.

•
The discovery and development of proprietary new chemical entities, or NCEs, the next generation activators of SIRT1. We have discovered several novel orally-available, small molecules that are structurally distinct from resveratrol and that activate SIRT1 in animal studies. One of these small molecules, at one-tenth the dose, is as effective at reducing fasted glucose levels and fed insulin levels as SRT501 in an established animal model of Type 2 Diabetes, although these results have not yet been shown, and may not be achieved, in humans. We have successfully completed preclinical studies with NCEs that measure solubility and pharmacokinetics, or PK. If we successfully complete additional IND-enabling and other preclinical studies, we plan to advance one of these NCEs into human clinical trials by mid-2008.

•
The discovery and development of novel small molecule modulators of other sirtuins and related pathways. In addition to SIRT1, there are six other enzymes in the sirtuin family of enzymes. Although substantially all of our efforts are currently focused on modulation of SIRT1, we believe these other enzymes and their related pathways may be attractive targets for future drug development in therapeutic areas including metabolic, neurological and cardiovascular diseases, and cancer. We are currently pursuing the discovery of small molecule modulators of additional sirtuins and their related pathways.

Scientific background

Calorie Restriction.    The link between diet and aging in mammals was established nearly 70 years ago when researchers at Cornell University discovered that restricting calorie intake in rats could significantly extend lifespan. Since then, calorie restriction has been shown to extend lifespan in numerous species, including mammals such as mice and rats. A number of unpublished preliminary studies have produced similar results in primates. Generally, these studies have demonstrated that reduction in calories by approximately 40% can extend lifespan by up to 50% as compared with animals fed a standard diet. In addition, studies have shown that resveratrol mimics certain effects of calorie restriction in multiple species. For example, a 2003 Nature paper showed that many of the genes in mice on a high-fat diet treated with resveratrol were affected in the same manner as the genes in mice on a calorie-restricted diet without resveratrol.

SIRT1 Overview.    Until the past few years, findings on the beneficial effects of calorie restriction were of academic interest only. As a practical matter, very few people are willing to discipline themselves to reduce their calorie intake by a significant degree for any extended period of time. However, beginning in the late 1990s, scientists discovered a set of enzymes, sirtuins, that appear to regulate certain beneficial effects of calorie restriction. The first discovery was a gene in yeast that is the counterpart to the human gene SIRT1. Subsequently, scientists discovered that SIRT1 appears to affect the aging process in mammals.

In 2003, an article in Nature demonstrated that resveratrol could activate the SIRT1 counterpart in yeast and increase lifespan without requiring a reduction in caloric intake. In 2006, another study published in Nature extended this finding to mammals by showing that resveratrol extends the lifespan of mice which are placed on a high-fat diet, when compared with mice on a high-fat diet who were not given resveratrol. Further, the 2006 Nature paper and the 2006 Cell paper together showed that the mice on a high-fat diet who were given resveratrol had the following benefits associated with calorie restriction, when compared with control mice on a high-fat diet that were not given resveratrol:

•
Significantly extended lifespan. 58% of mice on a high fat diet with resveratrol were alive at the end of a 114 week study as compared with 42% of mice on a high fat diet without resveratrol at the end of the same period. Resveratrol was shown to improve a number of factors associated with healthy lifespan including metabolic parameters such as a reduction in fasted glucose levels and fed insulin levels as well as broader cardiovascular parameters, such as the maintenance of healthy blood pressure, heart rate, triglycerides and free fatty acids.

•
Increased metabolic rate and endurance. Mice fed a high fat diet with resveratrol had increased metabolic rate as evidenced by increased oxygen consumption and an improved ability to maintain body temperature in response to a cold challenge. These mice were also able to run approximately twice the distance compared to mice that were fed the same high fat diet without resveratrol.

The Cell paper also indicated that humans with a genetic variant of SIRT1 exhibit an increased metabolic rate, measured by the rate of calories burned. We believe that this effect results from increased SIRT1 activity in these individuals.

SIRT1 Activation.    The 2006 Cell paper also highlighted that activation of SIRT1 is associated with an increase in the size, density and function of intracellular structures, called mitochondria, that convert food into energy usable by cells. Studies have shown that mitochondrial function in humans appears to gradually deteriorate with age. Patients with Type 2 Diabetes, formerly known as adult onset diabetes, frequently have impaired mitochondrial function that we believe is associated with an imbalance between mitochondrial activity and calorie intake. Therefore, an improvement in mitochondrial function through SIRT1 activation may be therapeutic for Type 2 Diabetes. We are developing SRT501 and our NCEs as activators of SIRT1 because we believe that an improvement in mitochondrial function through SIRT1 activation may be therapeutic for diseases of aging, including Type 2 Diabetes.

The following figures show certain effects of resveratrol on mitochondria:

  Figures 1 and 2 show pictures of mouse skeletal muscle from two different mice at high magnification. The opaque vertical lines indicate z bands, components of muscle tissue, and the mitochondria are the structures which line up perpendicularly to the z band. Figure 2, where a mouse has been treated with resveratrol, shows the difference in the size and density of mitochondria.

  Photos courtesy of Laboratory of Dr. Johan Auwerx at the Institut de Génétique et Biologie Moléculaire et Cellulaire, Illkirch, France.

There are numerous diseases caused by abnormal mitochondria, such as MELAS, a rare genetic disease, in which patients suffer from, among other things, muscular deterioration, impaired exercise tolerance, Type 2 Diabetes and a reduced lifespan. We are developing SRT501 and, potentially, our NCEs as therapies for MELAS because we believe that, by activating SIRT1, they will increase mitochondrial function in patients with this disease.

We have studied the mechanism of action of resveratrol, SRT501 and our NCEs on SIRT1 activation and believe that SIRT1 is an attractive drug target. SIRT1, in the presence of nicotine adenine dinucleotide, a naturally occurring co-factor, activates certain proteins through deacetylation. SIRT1 appears to be the dominant regulator for the activation of a protein called PPAR gamma coactivator 1 alpha, or PGC-1a. The activation of PGC-1a, via a process called deacetylation, has been known to play a central role in increasing the function of mitochondria. Other metabolic functions associated with PGC-1a include muscle fiber type switching, fatty acid oxidation/transport and control of the gluconeogenic pathway. PGC-1a, unlike an enzyme, is a protein lacking a defined target site and is therefore difficult to modulate with small molecule drugs. We are not aware of any successful drug development efforts directly targeting PGC-1a. SIRT1 is an enzyme with a target site, and we have demonstrated in animals that SRT501 and the NCEs we are developing target SIRT1 and activate PGC-1a.

While our most advanced efforts are focused on SIRT1 activation, there are a number of published studies indicating a link between other sirtuins and various diseases. We believe that members of the sirtuin family present significant opportunities for drug discovery and development in multiple therapeutic areas.

Our strategy

We believe we are the leader in the sirtuin field. Our goal is to successfully develop drugs for diseases of aging by modulating sirtuins and related pathways. Key elements of our strategy include:

•
Advancing selected product candidates through clinical development. We plan to selectively advance product candidates through clinical trials, based on the results of preclinical testing, proof-of-concept clinical trials and our assessment of market potential. Some of our product candidates may target broadly prevalent diseases related to aging, such as Type 2 Diabetes, and we may elect to complete development and commercialize these product candidates through partnering and licensing arrangements. Our products may also target rare diseases or indications such as MELAS, and, if successfully developed, we may elect to commercialize these products ourselves.

•
Assembling the leading intellectual property portfolio in the sirtuin field. We believe that we have the leading intellectual property position in the sirtuin field. We own or exclusively license over 100 patent applications associated with the sirtuin field, with claims directed at mechanism of action, methods of treatment, formulation, composition of chemical matter, and enabling technology such as assays and biomarkers. We intend to continue to broaden our intellectual property position in the sirtuin field by seeking patent protection for our own additional intellectual property and actively pursuing third party licenses in this area.

•
Continuing to build our position as the leading sirtuin-based drug development company. We have assembled an experienced team of employees and a leading group of scientific advisors in the sirtuin field that we actively engage to form our plans and activities. We plan to continue to utilize the unique expertise of our employees and our scientific advisors and to add additional experts, as appropriate.

Development programs

SRT501

Resveratrol has been found in red wine and in a number of other plant products. Resveratrol is widely available in health food stores as a dietary supplement, marketed under various brand names. While scientific literature suggests that resveratrol confers certain beneficial effects of calorie restriction without requiring a reduction in normal calorie intake, there are practical problems with using resveratrol to gain these effects. Resveratrol is unstable and is poorly absorbed in the gastrointestinal tract, with only approximately 2% of the administered drug measured in the bloodstream.

Our initial clinical candidate, SRT501, is a proprietary formulation of resveratrol that is designed to address these limitations of unformulated resveratrol. We formulate SRT501 by adding excipients to stabilize resveratrol in its active form. We have also increased levels of resveratrol that reaches the blood by optimizing particle size. Using SRT501 in mice, we are able to achieve an average of almost four times higher levels of resveratrol in the blood compared with administration of unformulated resveratrol after adjusting for differences in dosage levels. We believe that SRT501 creates the opportunity for a therapeutic version of resveratrol targeting diseases associated with aging such as Type 2 Diabetes. We have filed and licensed several patent applications covering certain methods of using resveratrol and various formulations of resveratrol, including SRT501.

Diabetes

Diabetes is a major global health problem which is inadequately treated by available drugs. The International Diabetes Federation estimates that over 100 million people worldwide are afflicted with this disease. Diabetes costs the American economy over $100 billion annually, of which approximately $90 billion is spent on Type 2 Diabetes, according to a study reported in the Journal of Clinical Endocrinology and Metabolism. Moreover, the American Medical Association reports that the incidence of diagnosed diabetes as a percentage of the American population has tripled since 1958, and that the total number of diagnosed and undiagnosed cases has grown to about 16 million. As diabetics with poorly controlled disease age, they often develop major complications, including significant weight gain, blindness, poor circulation, kidney failure, impotence, heart attack, stroke and death.

Type 2 Diabetes.    Type 2 Diabetes, formerly known as adult-onset diabetes, accounts for approximately 90% of all diagnosed diabetes patients. It is a disease associated with aging and is more prevalent in patients with a high percentage of body fat. Type 2 Diabetes is manifested by an inability of the body's peripheral tissues, such as muscle and adipose, or fat, to respond to insulin. Normally, insulin stimulates uptake and utilization of blood glucose in muscle and adipose tissue, thereby regulating serum, or blood glucose levels. Type 2 diabetics have decreased sensitivity to insulin and, as a result, high glucose levels. On a cellular level, patients with Type 2 Diabetes also appear to have impaired mitochondrial function, and, we believe, an imbalance between mitochondrial activity and calorie intake.

Current Therapy and Limitations.    Typically, the first line of treatment for Type 2 Diabetes is diet modification and exercise, which is rarely effective because it requires a substantial change in the patient's lifestyle. A number of classes of drugs are used to manage Type 2 Diabetes, many of which are orally available. Current therapies include biguanides, sulfonylureas, thiazolidinediones (TZDs), alpha-glucosidase inhibitors, dipeptidyl peptidase 4 (DPP-4) inhibitors, glucagon-like peptide-1 (GLP-1) analogues, and insulins. The most commonly prescribed first-line treatment for Type 2 Diabetes in the United States is metformin, a biguanide, with nearly 30 million prescriptions filled in 2005.

Many approved drugs for Type 2 Diabetes are associated with side effects such as weight gain and hypoglycemia. We believe that none of these drugs treat what appears to be an underlying cause of the disease, an imbalance between mitochondrial activity and calorie intake. Our studies have shown that SRT501, as well as several of our NCEs, decrease fasted glucose levels and fed insulin levels in animal models of diabetes. We have also shown that SRT501 and the first of these NCEs increase mitochondrial activity in animals. Moreover, as noted in the 2006 Cell article, improved mitochondrial function may be associated with lower glucose levels in animal models of Type 2 Diabetes. We believe that SIRT1 activators such as SRT501 and our NCEs may prove useful in treating Type 2 Diabetes either alone or in combination with current therapies.

Preclinical Data for Diabetes.    We have conducted a number of preclinical animal studies of orally-administered SRT501 in an established model of Type 2 Diabetes. These studies demonstrated lowered fasted glucose levels and fed insulin levels, and an increased metabolic rate measured by an increase in oxygen consumption and temperature response to a cold challenge. We also observed an increase in measures of mitochondrial function. Fasted glucose levels were reduced by approximately 30%, fed insulin levels were reduced by approximately 60% and mitochondrial function, as measured by citrate synthase activity in skeletal muscle, increased by approximately 44%. Furthermore, when suboptimal doses of both metformin, a first-line treatment for Type 2 Diabetes, and SRT501 were administered together in the same animal model to explore additive effects, fasted glucose levels were reduced by 15% and fed insulin levels were reduced by 80%. In addition, in another animal model of Type 2 Diabetes, SRT501 reduced fasted blood glucose levels by 25%.

Clinical Data for Diabetes.    SRT501 was found to be safe and well tolerated in two Phase 1a human clinical studies. In these studies, SRT501 was administered orally to 85 healthy male volunteers in separate study groups in order to evaluate safety, dose, tolerability and PK. Doses of SRT501 (0.3 grams, 1.0 grams, 2.0 grams, 3.0 grams and 5.0 grams) were administered once daily for seven days under fed or fasted conditions. The trials demonstrated dose proportional drug levels in the blood. All of the reported adverse events were reversible and none were serious.

Clinical Progress for Diabetes.    Two Phase 1b studies have been initiated to date in Type 2 diabetic males who were not on medication for their disease. In one study, groups of 30 patients each receive either 2.5 grams or 5.0 grams of SRT501 or a placebo once daily for 28 days. In another study, the groups of 30 patients each receive 1.25 grams or 2.5 grams of SRT501 or a placebo twice daily for 28 days. Both studies are designed to draw statistically significant results (p<0.05). A p-value measures the probability that a difference between product candidate and placebo is due to chance alone. A p-value of less than 0.05 is considered statistically significant since the possibility that the difference is due to random chance is less than 5%. The p-value is a commonly accepted threshold for denoting a meaningful difference between drug and placebo. The primary endpoints for these studies are safety and PK. Additional secondary endpoints include:

•
Fasting and post-meal plasma glucose & insulin levels
•
Glucose tolerance test (GTT)
•
Glycated Hemoglobin A1c (HbA1c)
•
C-reactive protein
•
Lactate
•
C-peptide
•
Leptin
•
Adiponectin
•
Full lipid profile
•
Potential biomarkers of SIRT1 activation

The primary endpoint is the measurable clinical result the trial is designed to obtain. The primary endpoint is the focus of the clinical trial and determines the size of the clinical study needed to determine statistically significant results. Failure to meet the primary endpoint commonly means that a product candidate did not positively affect the primary endpoint but does not necessarily mean that further development of the drug will cease. Results from our two studies will enhance our understanding of SRT501 and will serve as the basis for determining the development path for SRT501 in Type 2 Diabetes. We expect data from the once daily study in the second half of 2007 and data from the twice daily study in the first half of 2008.

In the second half of 2007, we plan to initiate a Phase 2 study in Type 2 diabetic males in order to determine the primary endpoints of safety, PK and efficacy of SRT501 with metformin. SRT501 will be administered once daily with metformin for three months. Primary endpoints include safety, PK and measurement of HbA1c, a measure of long term blood glucose control. Additional secondary endpoints include:

•
Fasting and post-meal plasma glucose & insulin levels
•
C-reactive protein
•
Lactate
•
C-peptide
•
Leptin
•
Adiponectin
•
Full lipid profile
•
Potential biomarkers of SIRT1 activation

We expect data from these studies by the end of 2008.

All of our clinical trials to date have been and are being conducted outside of the United States. In August 2006, we filed an Investigational New Drug Application, or IND, for SRT501 which is currently being reviewed by the FDA.

MELAS

MELAS (Mitochondrial Encephalopathy, Lactic Acidosis, and Stroke-like episodes), an inherited disorder, is caused by a mutation in the DNA of mitochondria. Given the association of SIRT1 activators with increased function of mitochondria, we are also developing SRT501 for the treatment of MELAS. MELAS mainly affects muscles and nerves, leading to reduced exercise capacity and eventually muscle failure. Patients with MELAS develop muscle disease, Type 2 Diabetes and lactic acid buildup. There is no known treatment, and the disease is progressive and fatal. A study of a Finnish population indicated that the incidence of MELAS in that population was 5.7 per 100,000. We believe there are fewer than 20,000 MELAS patients in the United States, although the incidence is unknown, and we plan to seek Orphan Drug status for SRT501 for MELAS in the United States and Europe.

Clinical Progress for MELAS.    We have filed an application with European regulatory authorities to commence a Phase 1b human clinical trial in MELAS using SRT501 and expect to initiate this trial by the end of 2007 in order to test the primary endpoints of safety and PK of SRT501 in this patient population. SRT501 will be administered to a group of 15 patients once daily for three months and an additional group of 15 patients will receive a placebo. Additional secondary endpoints include:

•
Muscle activity
•
Cardiovascular function
•
Fasting blood glucose and insulin levels
•
Blood and brain lactate levels

We expect data from these studies by the end of 2008.

Next generation SIRT1 activators

We are pursuing a program to discover and develop novel, orally available, small molecule NCEs that activate SIRT1 and have increased potency, specificity and bioavailability compared to SRT501. We have discovered an NCE that, in vitro, is able to activate SIRT1 to a level that is 50% greater than baseline SIRT1 activation using one-thousandth of the amount of SRT501 required to achieve the same level of SIRT1 activation. Further, another one of our NCEs induces maximum SIRT1 activation in vitro that is almost three times the maximum SIRT1 activation achieved with SRT501. We have studied several of these next generation SIRT1 activators in a preclinical model of Type 2 Diabetes in mice. One of these NCEs, at one-tenth the dose, is as effective at reducing fasted glucose levels and fed insulin levels as SRT501, and we are continuing to evaluate other NCEs in this model. We have also shown increased mitochondrial activity in animals for this NCE. This NCE showed the ability to reduce fasted glucose levels by approximately 20%, reduce fed insulin levels by approximately 30% and increase mitochondrial function by approximately 15%. In another preclinical model of Type 2 Diabetes an NCE lowered fasted glucose levels by 29%.

We have successfully completed preclinical studies of these NCEs that measure solubility and PK. We have currently selected one of these NCEs as an early development candidate. We are continuing to evaluate a number of additional compounds as potential development candidates. If we successfully complete preclinical studies, we plan to advance at least one or more of these NCEs into clinical studies for Type 2 Diabetes by mid-2008.

We identify our NCEs using high throughput screening and proprietary cell free and cell based assays specifically designed to detect SIRT1 activation. We believe that these proprietary assays, as well as our drug development expertise in sirtuins, will provide us with the ability to quickly discover and validate product candidates that activate SIRT1.

Other programs

Sirtuins are a recently discovered family of enzymes consisting of seven members, SIRT1 through SIRT7. We have screened activators and inhibitors for sirtuins other than SIRT1. We believe sirtuins and related pathways may be targets for drug development in areas including metabolic, cardiovascular and neurological diseases, and cancer, and we may seek to develop drugs that modulate these targets.

Research has shown that SIRT1 through SIRT7 may be linked to various therapeutic areas as illustrated below:

Target	Potential therapeutic areas

SIRT1	Metabolic, Mitochondrial, Cardiovascular, Neurological
SIRT2	Cancer
SIRT3	Metabolic, Mitochondrial, Cardiovascular
SIRT4	Metabolic, Mitochondrial, Cardiovascular
SIRT5	Unknown
SIRT6	Cancer
SIRT7	Metabolic

Collaborations

When appropriate, we intend to seek collaborations with pharmaceutical and biotechnology companies to support the development and commercialization of selected product candidates that target broadly prevalent diseases related to aging, such as Type 2 Diabetes. We may engage in selected sirtuin and related pathway discovery research collaborations. We intend to actively pursue such collaborations beginning in the second half of 2008.

Patents and other proprietary rights

Our success depends in part on our ability to obtain and maintain intellectual property protection for our drug candidates, technology and know-how, and to operate without infringing the proprietary rights of others. We seek to protect our chemical compounds and technologies by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We, or our licensors, file patent applications directed to our key drug candidates in an effort to establish intellectual property positions regarding new chemical entities relating to our product candidates as well as uses of new chemical entities in the treatment of diseases. As of December 31, 2006, we own or exclusively license over 100 patent applications in the United States and foreign countries associated with sirtuins and diseases of aging. These patent applications contain claims directed at various aspects of our work including mechanism of action, methods of treatment, use of sirtuin activators in combination with certain other drugs, formulation, composition of chemical matter, and enabling technology such as assays, biomarkers, and other areas.

We have executed agreements to license intellectual property from several universities and institutions. In particular, in August 2004, we entered into a license agreement with Harvard

College for certain intellectual property rights covering methods for treating a variety of diseases and disorders using sirtuin activating compounds. Upon execution of the agreement, we were required to pay a nonrefundable license issue fee of $100,000 and certain accrued patent expenses of approximately $133,000 and to issue 400,000 shares of common stock to Harvard College. Beginning in 2006 and ending in 2015, we are obligated to make certain annual minimum royalty and maintenance payments. The milestone payments, in the aggregate, total $1,575,000. Harvard College may terminate the agreement for several reasons, including, but not limited to, failure by us to make certain payments or achieve certain development and clinical milestones. The agreement remains in effect, on a product by product and country by country basis, (i) with respect to each product covered by a patent, until the expiration of the patents underlying each product in each country and (ii) with respect to all other products, twelve years from the date of the first commercial sale in each country.

Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents, or what the issued claims on any issued patents may be. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our drug candidates or those developed by our collaborators can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions.

Trademarks

We have filed for and received a notice of allowance for an application in the United States for the trademark "SIRTRIS."

Regulatory and legal matters

Government authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing, and export and import of pharmaceutical products such as those we are developing. There is no assurance that any of our drug candidates will prove to be safe or effective, will receive regulatory approvals or will be successfully commercialized.

United States government regulation

In the United States, drugs and drug testing are regulated by the FDA, as well as state and local government authorities. Before our products may be marketed in the United States, we must comply with the Federal Food, Drug and Cosmetic Act, which generally involves the following:

•
preclinical laboratory and animal tests performed under the FDA's Good Laboratory Practices regulations (GLP);

•
submission and acceptance of an Investigational New Drug application (IND), which must become effective before clinical trials may begin in the United States;

•
adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate in our intended use;

•
development of manufacturing processes which conform to FDA-mandated current Good Manufacturing Practices (cGMP); and

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FDA review and approval of a New Drug Application (NDA) prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests

Preclinical tests include laboratory evaluation of the drug candidate, its chemistry, formulation, safety and stability, as well as animal studies to assess the potential safety and efficacy of the drug candidate. The results of the preclinical tests, together with manufacturing information, analytical data and other available information about the drug candidate, are submitted to the FDA as part of an IND. An IND is a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved new drug application. Preclinical tests and studies can take several years to complete, and despite completion of those tests and studies the FDA may not permit clinical testing to begin.

The IND process

The FDA requires a 30-day waiting period after the filing of each IND application before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period or at any time thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin or continue. The IND application process may become extremely costly and substantially delay development of our products. Moreover, positive results of preclinical tests will not necessarily indicate positive results in clinical trials.

Prior to initiation of clinical studies, an independent Institutional Review Board, or IRB, at each medical site proposing to conduct the clinical trials must review and approve each study protocol and study subjects must provide informed consent.

Clinical trials

Human clinical trials are typically conducted in three sequential phases that may overlap:

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Phase 1: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, bioavailability, absorption, distribution, excretion and metabolism.

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Phase 2: The drug is introduced into a limited patient population to: (1) assess the efficacy of the drug in specific, targeted indications; (2) assess dosage tolerance and optimal dosage; and (3) identify possible adverse effects and safety risks.

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Phase 3: These are commonly referred to as pivotal studies. If a compound is found to have an acceptable safety profile and to be potentially effective in Phase 1 and 2 trials, Phase 3 clinical trials will be initiated to further demonstrate clinical efficacy, optimal dosage and safety within an expanded and diverse patient population at geographically dispersed clinical study sites.

We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of our drug candidates within any specific time period, if at all. Clinical testing must meet requirements for IRB, oversight, informed consent and good clinical practices. The FDA and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The NDA process

If clinical trials are successful, the next step in the drug regulatory approval process is the preparation and submission to the FDA of a New Drug Application, or NDA. The NDA is the vehicle through which drug sponsors formally propose that the FDA approve a new pharmaceutical for marketing and sale in the United States. The NDA must contain a description of the manufacturing process and quality control methods, as well as results of preclinical tests, toxicology studies, clinical trials and proposed labeling, among other things. A substantial user fee must also be paid with the NDA, unless an exemption applies. Every new drug must be the subject of an approved NDA before commercialization in the United States.

Upon submission of the NDA, the FDA will make a threshold determination of whether the application is sufficiently complete to permit review, and, if not, will issue a refuse to file letter. If the application is accepted for filing, the FDA will attempt to review and take action on the application in accordance with performance goal commitments the FDA has made in connection with the user fee law. The user fee law is set to expire this year, and there is no guaranty that Congress will reauthorize it. Should the user fee law lapse, the effect may be significantly increased time to the FDA approvals. Current timing commitments under the user fee laws vary depending on whether an NDA is for a priority drug or not, and in any event are not a guarantee that an application will be approved or even acted upon by any specific deadline. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. In addition, the FDA may approve a drug candidate subject to the completion of post-marketing studies, referred to as Phase 4 trials, to monitor the effect of the approved product. The FDA may also grant approval with restrictive product labeling, or may impose other restrictions on marketing or distribution such as the adoption of a special risk management plan. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Manufacturing and post-marketing requirements

If approved, a drug may only be marketed in the dosage forms and for the indications approved in the NDA. Special requirements also apply to any drug samples that are distributed in accordance with the Prescription Drug Marketing Act. The manufacturers of approved products and their manufacturing facilities are subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing requirements, including the FDA's cGMP requirements. Once the FDA approves a product, a manufacturer must provide certain updated safety and efficacy information, submit copies of promotional materials to the FDA periodically, and make certain other required reports. Product and labeling changes, as well as certain changes in a manufacturing process or facility or other post-approval changes, may necessitate additional FDA review and approval. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as untitled letters, warning letters, suspension of manufacturing, seizure of product, voluntary recall of a product, injunctive action or possible criminal or civil penalties. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Because we intend to contract with third parties for manufacturing of our products, our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. Failure of third-party manufacturers to comply with cGMP or other FDA requirements applicable to our products may result in, among other things, total or partial suspension of production, failure of the government to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use, manufacture, storage, handling and disposal of hazardous or potentially hazardous materials and waste products in connection with our research.

To the extent we elect to market SRT501 or other products as dietary supplements, we will be subject to the provisions of FDA regulations that apply to such supplements. The FDA regulates the dietary supplement industry, but its focus is more on safety than on efficacy. The FDA generally does not require the same degree of scientific rigor on dietary supplements as it does on prescription drugs, as long as they believe the dietary supplements are safe and as long as the manufacturer does not make unsubstantiated claims about them. The claims that may be made with respect to a dietary supplement are limited to structure-function claims. Dietary supplements may not be marketed as a treatment or cure for a specific disease or condition.

Orphan Drug designation

Under the Orphan Drug Act and corresponding European Union regulations, the FDA and European Union regulatory authorities may grant Orphan Drug designation to drugs intended to treat a rare disease or condition. In the United States, a rare disease or condition is one that affects fewer than 200,000 individuals, or more than 200,000 individuals but for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States of that drug. In the European Union, a rare disease or condition is one that affects fewer than 5 in 10,000 individuals. In the United States, Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, if a product that has Orphan Drug designation receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan Drug exclusivity, however, also could block the approval of one of our products for seven years for an Orphan Drug indication if a competitor obtains approval of the same drug, as defined by the FDA, for such Orphan Drug indication or if our product candidate is determined to be contained within the competitor's product for the same indication or disease. We intend to seek Orphan Drug status for SRT501 for MELAS in the United States and the European Union. Even if we are awarded the Orphan Drug designation status for SRT501, it may not provide us with a material commercial advantage.

Foreign regulatory approval

We will have to complete approval processes that are similar or related to the U.S. approval processes in virtually every foreign market in order to conduct clinical or preclinical research and to commercialize our drug candidates in those countries. The approval procedures and the time required for approvals vary from country to country and may involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

In common with the United States, the various phases of preclinical and clinical research are subject to significant regulatory controls within the European Union. Variations in the national regimes exist. However, most jurisdictions require regulatory and institutional review board approval of interventional clinical trials. Most European regulators also require the submission of adverse event reports during a study and a copy of the final study report.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. Products that have an Orphan Drug designation, target diabetes, cancer or neurodegenerative disorders are required to be licensed through the centralized procedure. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit applications in other European Union member states, requesting them to mutually recognize the marketing authorization already granted. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the existing approval.

Where possible, we plan to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated.

Other regulatory matters

In the United States, our manufacturing, sales, promotion and other activities following any product approval are subject to regulation by regulatory authorities in addition to the FDA, including the FTC, the Department of Justice, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, and state and local governments. Among other laws and requirements, our sales, marketing and scientific/educational programs will need to comply with the anti-kickback provisions of the Social Security Act, the False Claims Act and similar state laws. Our pricing and rebate programs will need to comply with pricing and reimbursement rules, including the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Finally, certain jurisdictions have other trade regulations from time to time to which our business is subject such as technology or environmental export controls and political trade embargoes.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts.

In addition to regulations enforced by the FDA, we also are subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other present and potential future foreign, federal, state, and local laws and regulations. Our research and development involves the controlled use of hazardous materials, chemicals, and various radioactive and biological compounds. Although we believe that our safety procedures for storing, handling, using, and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any such liability could materially affect our ongoing business.

Competition

The biotechnology and pharmaceutical industry is highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. A number of multinational pharmaceutical companies, including Abbott, AstraZeneca, Bayer, Bristol-Myers Squibb, GlaxoSmithKline, Johnson & Johnson, Lilly, Merck, Novartis, Novo Nordisk, Pfizer, Roche, Sanofi-Aventis, Takeda and Wyeth, as well as large and small biotechnology companies such as Amgen, Amylin, Genentech and MannKind are pursuing the development or marketing of pharmaceuticals that target diabetes or other diseases that we are targeting. It is probable that the number of companies seeking to develop products and therapies for the treatment of diabetes, obesity, and mitochondrial disorders will increase. For example, we are aware of other companies, including Elixir Pharmaceuticals, that are seeking to develop drugs that modulate sirtuins. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete.

A number of these or other companies are pursuing the development or marketing of pharmaceuticals that target Type 2 Diabetes. Such competitive products include drug classes such as the following, which may be used either alone or in combination:

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Biguanides (metformin), reduce hepatic glucose output and, to a lesser extent, enhance insulin sensitivity in hepatic and peripheral tissues. Side effects can include metallic taste, gastrointestinal discomfort, nausea and in rare cases, lactic acidosis. In addition, such drugs may not be well tolerated in patients with renal or hepatic impairment.

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Sulfonylureas, such as Amaryl® and Diamicron®, increase insulin secretion. The most common side effect is hypoglycemia. This class of drugs may also be contra-indicated in patients with renal or hepatic failure.

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Thiazolidinediones (TZDs), such as Avandia® and Actos®, stimulate uptake of glucose in the peripheral tissues. This drug class may be contra-indicated in patients with hepatic impairment. Thiazolidinediones can also cause fluid retention and weight gain, so care must be taken in patients with cardiac failure.

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Alpha-glucosidase inhibitors (AGIs), such as acarbose, act by slowing the breakdown of complex sugars into glucose. This results in delayed glucose absorption and lower blood sugar following meals. The AGIs may be used alone or in combination with other medications for diabetes. Side-effects include diarrhea and stomach cramping.

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Dipeptidyl peptidase 4 (DPP-4) inhibitors, such as Januvia®, potentiate the action of incretin, an insulin-like peptide that may increase uptake of glucose into cells and peripheral tissues. Side effects may include nausea and diarrhea.

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Glucagon-like peptide-1 (GLP-1) analogues, such as Byetta®, act by stimulation of glucose-dependent insulin secretion and insulin biosynthesis, and by inhibition of glucagon secretion and gastric emptying. Side effects may include nausea and hypoglycemia. Byetta is administered by injection.

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Insulins, administered both by injection and inhalation, promote the uptake of glucose from the blood into cells and peripheral tissues.

As noted above, many approved drugs for Type 2 Diabetes have side effects such as weight gain and hypoglycemia. We believe that SRT501 and our next generation SIRT1 activators may offer a novel mechanism of action to treat Type 2 Diabetes, by increasing the function of mitochondria and thereby altering the imbalance between mitochondrial function and calorie intake that may be the underlying cause of Type 2 Diabetes. We believe that the novel mechanism of action of SIRT1 activators will, if approved, make these drugs attractive in the marketplace. We also believe that SRT501 and our NCEs, should they become marketed drugs, may be used alone or in combination with these or other classes of drugs for Type 2 Diabetes.

While we believe our product candidates will have a significantly superior therapeutic profile to resveratrol, SRT501 may face competition from resveratrol products that are currently marketed as dietary supplements by numerous companies. In addition, we believe that one company in particular is developing a health drink that will include resveratrol, derived, in part, using intellectual property licensed from Harvard University that was invented, in part, by Dr. David Sinclair, who is a member of our board of directors and scientific advisory board.

Manufacturing

We currently use third party manufacturers to manufacture clinical quantities of SRT501. Our current manufacturing strategy is to produce small quantities of our compounds for preclinical testing and to contract out with third parties for manufacturing of larger quantities.

We also plan to rely on third parties to manufacture commercial quantities of any products we successfully develop. Among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's quality control and manufacturing procedures conform to current Good Manufacturing Practice, which must be followed at all times. The FDA typically inspects manufacturing facilities every two years. In complying with current Good Manufacturing Practice regulations, pharmaceutical manufacturers must expend resources and time to ensure compliance with product specifications as well as production, record keeping, quality control, reporting, and other requirements.

Sales and marketing

We currently have no marketing, sales or distribution capabilities. In order to commercialize products that are approved for commercial sale, if any, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

We may elect to establish our own sales force to market and sell a product for which we obtain regulatory approval if we expect that the geographic market for the product is limited or that the prescriptions for the product will be written principally by a relatively small number of physicians. If we decide to market and sell any products ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale.

We plan to seek third party support from established pharmaceutical and biotechnology companies for those products that would benefit from the promotional support of a large sales and marketing force. In these cases, we might seek to promote our products in collaboration with marketing partners or rely on relationships with one or more companies with large established sales forces and distribution systems.

Employees

As of March 31, 2007, we had 42 employees, of whom 21 hold an M.D., Ph.D., or combined M.D./Ph.D. degrees. Approximately 33 employees are engaged in research and development, and the others are engaged in business development, intellectual property, finance, and other administrative functions. Our workforce is non-unionized, and we believe that our relations with employees are good. In addition to our direct employees, approximately 30 additional researchers are working for us in China through a third party contractor.

Facilities

We currently lease and occupy 11,500 square feet of laboratory and office space in Cambridge, Massachusetts. The lease expires in October 2007. On March 12, 2007, we executed a non-binding letter of intent to lease approximately 44,000 square feet of laboratory and office space at a new location in Cambridge, Massachusetts. As a result, we expect to occupy this new space in December 2007. We believe that our current space is adequate for our needs through the end of the lease term and that the new space will accomodate our growing needs as we expand our business. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal proceedings

We are currently not a party to any material legal proceedings.

Management

Executive officers and directors

The table below lists our Executive Officers, Directors and other significant employees, and their ages and positions as of March 31, 2007:

Name	Age	Position(s)

Christoph Westphal, M.D., Ph.D.	39	President, Chief Executive Officer and Vice Chairman
Garen Bohlin	59	Chief Operating Officer and Assistant Secretary
Peter Elliott, Ph.D.	48	Senior Vice President, Head of Development
Michael Jirousek, Ph.D.	48	Senior Vice President, Research
Richard Aldrich(1)(3)	52	Director
John Clarke(2)	53	Director
Alan Crane	43	Director
John Freund, M.D.(1)(2)	53	Director
Stephen Hoffman, Ph.D., M.D. (1)(3)	53	Director
Wilfred E. Jaeger, M.D.	51	Director
Stephen Kraus	30	Director
Richard Pops(3)	45	Director
Paul Schimmel, Ph.D.(2).	66	Director
David Sinclair, Ph.D.	37	Director

(1)
Member of Compensation Committee
(2)
Member of Audit Committee
(3)
Member of Nominating and Corporate Governance Committee

Christoph Westphal, M.D., Ph.D. is a founder of Sirtris and has served as CEO and Vice Chairman of our board of directors since 2004. Dr. Westphal was previously a venture capitalist with Polaris Venture Partners from 2000 until 2005; and a consultant with McKinsey & Company from 1998 to 2000. Dr. Westphal co-founded Acceleron Pharma, Inc., Alnylam Pharmaceuticals, Inc. and Momenta Pharmaceuticals, Inc., as CEO and Vice Chairman. Dr. Westphal received his M.D., Ph.D. from Harvard Medical School.

Garen Bohlin has served as our Chief Operating Officer since 2006. Prior to joining Sirtris, Mr. Bohlin served as President and Chief Executive Officer of Syntonix Pharmaceuticals, Inc. from 1999 to 2005. Prior to Syntonix, which was acquired by Biogen Idec in 2006, Mr. Bohlin spent 14 years in executive management at Genetics Institute, Inc. In his last role at Genetics Institute, Mr. Bohlin served as Executive Vice President with responsibility for most of the non-scientific areas of the company that comprised approximately half of the company's then 1,600 employees. Mr. Bohlin played a leading role in structuring and implementing a strategic alliance with American Home Products (now Wyeth) that resulted in the eventual acquisition of Genetics Institute at an implied valuation of approximately $3 billion. Prior to Mr. Bohlin's tenure at Genetics Institute, he was a partner at Arthur Andersen & Co., where he spent 13 years. Mr. Bohlin serves as a director of Acusphere, Inc.

Peter Elliott, Ph.D. has served as our Senior Vice President, Head of Development since 2005. Prior to joining Sirtris, from 2001 through 2005, Dr. Elliott held various positions at CombinatoRx, Inc., a biopharmaceutical company, including Executive Vice President of Product

Development. Dr. Elliott was Vice President of Pharmacology and Drug Development at Millennium Pharmaceuticals, Inc. from 1998 to 2001. Prior to Millennium, Dr. Elliott spent four years at Alkermes, Inc. and five years at Glaxo in the UK. Dr. Elliott holds a B.S. in Pharmacology from London University, an M.Phil. in Pharmacology from Cambridge University, and a Ph.D. in Psychopharmacology from Cambridge University.

Michael Jirousek, Ph.D. has served as our Senior Vice President of Research since 2006. From 2001 to 2006, Dr. Jirousek served as Senior Director and Head of the Diabetes Therapeutic Area for Pfizer Inc., a pharmaceutical company, at its La Jolla laboratories. From 1998 to 2001, Dr. Jirousek was at Abbott Laboratories as a Metabolic Department Head and prior to that at Eli Lilly in Indianapolis, Indiana and Hamburg, Germany. Dr. Jirousek was a post-doctoral research Fellow at Harvard University. Dr. Jirousek holds a Ph.D. in Chemistry from Case Western University.

Richard Aldrich is a founder of Sirtris and has served as a member of our board of directors since 2004. Mr. Aldrich is Chairman of RA Capital Management, LLC, an investment firm with which he has been affiliated since 2001. Mr. Aldrich joined Vertex Pharmaceuticals Inc. at its founding in 1989 and served as Senior Vice President and Chief Business Officer, from 1991 to 2001. He serves on the boards of directors of CombinatoRx, Inc., Concert Pharmaceuticals, Inc., and Magen BioSciences, Inc.

John Clarke has served as a member of our board of directors since 2004. Mr. Clarke has been a Managing General Partner of Cardinal Partners, a venture capital firm, since 1997. Prior to founding Cardinal Partners, Mr. Clarke was a General Partner of DSV Partners, a venture capital firm he joined in 1982. Mr. Clarke was a founder and former Chairman and CEO of Cubist Pharmaceuticals, Inc. and a founder and former director of Alkermes, Inc. Mr. Clarke is Chairman of the board of directors of Alnylam Pharmaceuticals, Inc. and aTyr Pharma, Inc. and also serves on the board of directors of Momenta Pharmaceuticals, Inc., Visicu, Inc. and several other private health care companies. Mr. Clarke also serves on the boards of The Jackson Laboratory, a nonprofit research institute, and HandsTogether, a non profit development organization focused on humanitarian, health care and educational aid for the people of Haiti.

Alan Crane has served as a member of our board of directors since 2005. Mr. Crane has served as Chief Executive Officer of Tempo Pharmaceuticals since 2006 and is also a Venture Partner at venture capital firm Polaris Venture Partners, a position he has held since 2002. From 2002 to 2006, he served as Chief Executive Officer of Momenta Pharmaceuticals, Inc., and he was Senior Vice President, Corporate Development at Millennium Pharmaceuticals, Inc. from 1997 until 2002. Mr. Crane also serves on the boards of directors of Adnexus Therapeutics, Inc., Momenta Pharmaceuticals, Inc., and Vaccinex, Inc.

John G. Freund, M.D. has served as a member of our board of directors since 2004. Dr. Freund has been a Managing Director of Skyline Ventures, a venture capital firm, since 1997. From 1995 to 1997, Dr. Freund was a Managing Director in the private equity group at Chancellor Capital Management, an investment firm. In 1995, Dr. Freund co-founded Intuitive Surgical, Inc. and served as a Director of Intuitive until March 2000. From 1988 to 1994, he held various positions at Acuson Corporation, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners. Dr. Freund also serves on the boards of directors of Hansen

Medical, Inc., The New Economy Fund, The SMALLCAP World Fund, XenoPort, Inc., and a number of private companies. Dr. Freund holds a B.A. from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School, where he graduated with high distinction and was a Baker Scholar.

Stephen Hoffman, Ph.D., M.D. has served as a member of our board of directors since 2004. From 2003 to March 2007, Dr. Hoffman was employed by TVM Capital, a venture capital firm for which he currently serves as senior advisor. He also currently serves as Chairman of Allos Therapeutics, Inc., a biopharmaceutical company where he served as Chief Executive Officer from 1994 to 2001 and as Executive Chairman from 2001 to 2002. Dr. Hoffman serves on the boards of directors of Concert Pharmaceuticals, Inc., CyDex, Inc., Genetix Pharmaceuticals, Inc., Magen BioSciences, Inc., Precision Therapeutics, Inc., and Proteon Therapeutics, Inc.

Wilfred Jaeger, M.D. has served as a member of our board of directors since 2005. Dr. Jaeger was a founding Partner of Three Arch Partners, a healthcare dedicated venture capital fund formed in 1993 and has been affiliated with Three Arch since that time. He serves on the boards of directors of North American Scientific, Inc. and Threshold Pharmaceuticals, Inc., as well as numerous private companies.

Steve Kraus has served as a member of our board of directors since 2006. Mr. Kraus has been a Consultant to Bessemer Venture Partners, a venture capital firm, since 2003. He served as a Director of the Ironwood Equity Fund, a venture capital firm, from 2003 and was a Senior Associate Consultant at Bain & Company, a business consulting firm, from 1999 to 2002. Mr. Kraus also serves on the board of directors of Restore Medical Incorporated.

Richard Pops is a founder of Sirtris and has served as a member of our board of directors since 2004. Mr. Pops was the Chief Executive Officer of Alkermes, Inc., a biotechnology company, from 1991 to 2007 and currently serves as the Chairman of Alkermes. He serves on the boards of directors of Acceleron Pharma, Inc., CombinatoRx, Inc., Neurocrine Biosciences, Inc., and Reliant Pharmaceuticals, Inc.

Paul Schimmel, Ph.D. is a founder of Sirtris and has served as a member of our board of directors since 2004. Dr. Schimmel is the Ernest and Jean Hahn Professor at The Skaggs Institute for Chemical Biology at The Scripps Research Institute. He formerly was the John D. and Catherine T. MacArthur Professor of Biochemistry and Biophysics in the Department of Biology at the Massachusetts Institute of Technology. His major research activities have concentrated on the decoding of genetic information, with emphasis on the rules of the universal genetic code which are established through aminoacylation reactions catalyzed by a group of enzymes known as aminoacyl tRNA synthetases. The latter are believed by many to be among the first enzymes to arise on this planet in the early stages of the evolution of life, and are now known to be connected to human diseases. Dr. Schimmel is a member of the National Academy of Sciences and has co-founded a number of biotechnology companies including Alkermes, Inc. and Alnylam Pharmaceuticals, Inc. He serves on the boards of directors of Alkermes, Inc., Alnylam Pharmaceuticals, Inc., aTyr Pharma, Inc., Avicena Group, and Repligen Corporation.

David Sinclair, Ph.D. has served as a member of our board of directors since 2004. Dr. Sinclair is a founder of Sirtris, Associate Professor of Pathology at Harvard Medical School, and Director of the Glenn Laboratories for the Biological Mechanisms of Aging. He has made key contributions to the scientific understanding of aging. In 1997, he identified the cause of aging in yeast, a first for any species, and in 2003 reported the discovery of a conserved master regulatory gene controlling this process. His laboratory at Harvard is currently focused on slowing diseases of aging in mammals using genetic and pharmacological means. Dr. Sinclair has authored over 50 peer-reviewed scientific publications, including several seminal papers in Nature, Cell and Science. He has received numerous awards and honors for his research. Dr. Sinclair performed his post-doctoral work with Dr. Leonard Guarente at the Massachusetts Institute of Technology and holds a Ph.D. in Biochemistry and Molecular Genetics from the University of New South Wales, Australia.

The size of the board of directors is currently set at eleven members. Each director was elected to the board of directors pursuant to the terms of a voting agreement among us, and certain of our stockholders, to serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. This voting agreement will be terminated upon the completion of this offering. There are no family relationships among any of the directors or executive officers.

Concurrently with the completion of this offering, our board will be reduced in size to nine members and will divided into three classes of three directors each, one class being elected at each year's annual meeting of stockholders. Mr. Crane and Drs. Schimmel and Sinclair will be in the class of directors whose term expires at the 2008 annual meeting of our stockholders. Drs. Freund and Hoffman and Mr. Pops will be in the class of directors whose term expires at the 2009 annual meeting of our stockholders. Messrs. Aldrich and Clarke and Dr. Westphal will be in the class of directors whose term expires at the 2010 annual meeting of our stockholders. Dr. Jaeger and Mr. Kraus intend to resign from the board of directors upon the consummation of this offering. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Director independence

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, the board has determined that the following directors are "independent directors" as defined by NASDAQ: Messrs. Aldrich, Clarke, Crane, Kraus and Pops and Drs. Freund, Hoffman, Jaeger, and Schimmel.

Committees of the board of directors

Prior to this offering, the board of directors had three standing committees, the audit committee, the compensation committee and the nominating and corporate governance committee. Each of these board committees operates pursuant to a written charter. The board may also establish other committees to assist in the discharge of its responsibilities.

Audit committee

The audit committee provides the board of directors with an independent review of our financial health and of the reliability of our financial controls and financial reporting systems. Effective immediately prior to the consummation of this offering, the audit committee will consist of Mr. Clarke (chairperson), Dr. Freund and Dr. Schimmel. The audit committee reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs. The audit committee has sole and direct responsibility for appointing, evaluating and retaining our independent auditors, including overseeing their work, determining their fees and implementing an approval process for any non-audit services. We believe each member of our audit committee other than Dr. Schimmel satisfies the independence requirements for membership established by The NASDAQ Global Market and SEC. Under the NASDAQ and SEC independence phase-in provisions that apply in connection with initial public offerings, a director who is not independent may serve on the audit committee for up to one year following the completion of the offering. The board of directors has determined that Mr. Clarke is an audit committee financial expert and that he satisfies the independence requirements of the Securities Exchange Act.

Compensation committee

Our compensation committee determines salaries, incentives and other compensation for our directors and executive officers, including the Chief Executive Officer. The compensation committee also administers incentive compensation and employee benefit plans, including our 2004 Stock Plan. Effective immediately prior to the consummation of this offering, the compensation committee will consist of Dr. Hoffman (chairperson), Mr. Aldrich and Dr. Freund. We believe each member of the compensation committee satisfies the requirements for membership established by The NASDAQ Global Market.

Nominating and corporate governance committee

The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. Effective immediately prior to the consummation of this offering, the nominating and corporate governance committee will consist of Mr. Pops (chairperson), Dr. Hoffman and Mr. Aldrich. We believe each member of the nominating and corporate governance committee satisfies the independence requirements for membership established by The NASDAQ Global Market.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been our employee.

Scientific advisors

Our scientific advisors advise us concerning long-term scientific planning, research, and development. These advisors also evaluate our research programs, recommend personnel to us, and advise us on technology matters.

We pay our advisors a retainer, reimburse them for their expenses, and have granted them options to purchase common stock under our 2004 Stock Plan. Members of our scientific advisory board also generally enter into confidentiality, non-disclosure and proprietary rights agreements with us.

All of the scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to us. Scientific advisors' other employment or commitments may conflict or compete with their obligations to us. Our current scientific advisors are:

Name	Professional affiliation

Julian Adams, Ph.D.	•	President and Chief Scientific Officer, Infinity Pharmaceuticals, Inc.
Fred Alt, Ph.D.	•	Charles A. Janeway Professor of Pediatrics and Genetics, Harvard Medical School
	•	Scientific Director, CBR Institute for Biomedical Research
	•	Investigator, Howard Hughes Medical Institute
	•	Member of the National Academy of Sciences
David Armistead, Ph.D.	•	Co-founder, Kinetix Pharmaceuticals, Inc. (subsequently acquired by Amgen, Inc.)
Johan Auwerx, M.D., Ph.D.	•	Professor, Medical Faculty of the University of Strasburg
	•	Co-Director, Mouse Clinical Institute (ICS), Strasburg, France
Charles Brenner, Ph.D.	•	Associate Professor of Genetics and Biochemistry, Dartmouth Medical School
	•	Director, Cancer Mechanisms Program, Norris Cotton Cancer Center
Francis J. Bullock, Ph.D.	•	Independent Consultant
	•	Formerly Senior Vice President, Research Operations, Schering-Plough Research Institute
	•	Formerly Senior Consultant, Arthur D. Little, Inc.
John Denu, Ph.D.	•	Associate Professor of Biomolecular Chemistry, University of Wisconsin, Madison
Eric M. Gordon, Ph.D.	•	Partner, Skyline Ventures
	•	Co-founder, Vicuron Pharmaceuticals (subsequently acquired by Pfizer, Inc.)
Peter Barton Hutt	•	Senior Counsel, Covington & Burling LLP
C. Ronald Kahn, M.D.	•	Mary K. Iacocca Professor of Medicine, Harvard Medical School
	•	Formerly President, Joslin Diabetes Center, Harvard Medical School
	•	Member of the National Academy of Sciences

Name	Professional affiliation

Robert S. Langer, Ph.D.	•	Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology
	•	Co-founder, AIR (Advanced Inhalation Research, Inc.; acquired by Alkermes, Inc.), MicroCHIPS, Inc., Momenta Pharmaceuticals, Inc., TransForm Pharmaceuticals, Inc. (acquired by Johnson & Johnson)
	•	Member of the National Academy of Sciences
Thomas Maniatis, Ph.D.	•	Thomas H. Lee Professor of Molecular and Cellular Biology, Harvard University
	•	Co-founder of Genetics Institute, Inc. (subsequently acquired by Wyeth) and Acceleron Pharma, Inc.
	•	Member of the National Academy of Sciences
Jeffery Milbrandt, M.D., Ph.D.	•	Professor of Pathology and Immunology and Professor of Medicine, Washington University in St. Louis
Michael Milburn, Ph.D.	•	Chief Scientific Officer, Metabolon, Inc.
Jerrold Olefsky, M.D.	•	Professor of Medicine, Co-Chair, Division of Endocrinology and Metabolism, and Assistant Dean Science and Technology at University of California at San Diego
Pere Puigserver, Ph.D.	•	Assistant Professor of Cell Biology, Harvard Medical School, Dana-Farber Cancer Institute
Eric Ravussin, Ph.D.	•	Chief of the Division of Health and Performance Enhancement and Douglas L. Gordon Chair in Diabetes and Metabolism, Pennington Biomedical Research Center
Thomas Salzmann, Ph.D.	•	President, Seabrook Consulting, LLC
	•	Formerly Executive Vice President, Merck Research Laboratories
Anthony Sauve, Ph.D.	•	Assistant Professor of Pharmacology, Weill Medical College of Cornell University
	•	Faculty Member, Tri-Institutional (Rockefeller-Sloan-Cornell) Chemical Biology Training Program
Paul Schimmel, Ph.D.	•	Ernest and Jean Hahn Professor, the Skaggs Institute for Chemical Biology, Scripps Research Institute
	•	Co-founder, Alkermes, Inc., Cubist Pharmaceuticals, Inc., Repligen Corporation, and Alnylam Pharmaceuticals, Inc.
	•	Member of the National Academy of Sciences
Vern Schramm, Ph.D.	•	Professor and Ruth Merns Chair in Biochemistry, Albert Einstein College of Medicine

Name	Professional affiliation

Phillip Sharp, Ph.D.	•	Institute Professor, Center for Cancer Research, Massachusetts Institute of Technology
	•	Co-founder, Biogen Idec, Inc. and Alnylam Pharmaceuticals, Inc.
	•	Member of the National Academy of Sciences
	•	Nobel Prize in Physiology or Medicine in 1993
David Sinclair, Ph.D.	•	Associate Professor of Pathology, Harvard Medical School
	•	Director, Glenn Laboratories for the Biological Mechanisms of Aging, Harvard Medical School
Edmund J. Sybertz, Ph.D.	•	Senior Vice President, Scientific Affairs, Genzyme Corporation
Li-Hui Tsai, Ph.D.	•	Investigator, Howard Hughes Medical Institute
	•	Picower Professor of Neuroscience, Massachusetts Institute of Technology
Eric M. Verdin, M.D.	•	Associate Director, Gladstone Institute of Virology and Immunology
	•	Professor of Medicine, University of California, San Francisco
Christopher Walsh, Ph.D.	•	Hamilton Kuhn Professor, Harvard Medical School
Robert N. Weinreb, M.D.	•	Distinguished Professor of Ophthalmology and Director of the Hamilton Glaucoma Center, University of California, San Diego
Cynthia Wolberger, Ph.D.	•	Professor of Biophysics and Biophysical Chemistry, Johns Hopkins School of Medicine
	•	Researcher, Howard Hughes Medical Institute

Executive compensation

Compensation discussion and analysis

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract, retain, and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives' incentives with stockholder value creation. To achieve these objectives, the compensation committee has maintained, and expects to further implement, compensation plans that tie a substantial portion of executive officers' overall compensation to our research, development, and operational performance.

The compensation committee, with the input of management, develops our compensation plans by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biopharmaceutical industry. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees at a similar stage of development as our company.

Based on these data, the compensation committee has adopted a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with approximately the seventy-fifth percentile of the companies with a similar number of employees represented in the compensation data we review. We work within the framework of this pay-for-performance philosophy to determine each component of an executive's initial compensation package based on numerous factors, including:

•
the individual's particular background and circumstances, including training and prior relevant work experience;

•
the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•
the demand and competition for the individual, with the individual's specific expertise and experience at the time of hire;

•
performance goals and other expectations for the position;

•
comparison to other executives within our company having similar levels of expertise and experience; and

•
uniqueness of industry skills.

The compensation committee has also implemented an annual performance management program, under which annual performance goals are determined and set forth in writing at the beginning of each calendar year for the corporation as a whole. Annual corporate goals are proposed by management and approved by the board of directors at the end of each calendar year for the following year. These corporate goals include the achievement of qualitative and quantitative operational and financial targets and pre-defined research and development milestones. Each goal is weighted as to importance by the board of directors based on a recommendation by the compensation committee. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on basic skills such as the management and development of people, communication, leadership and the use of sound judgment in performing their responsibilities. Annual salary increases, annual bonuses, and annual stock option awards granted to our executive officers are tied to the achievement of the corporate goals.

We perform an interim assessment in the middle of the calendar year to determine progress against the previously established goals and to make any adjustments to the goals for the remainder of the year based on changing circumstances and conditions.

At the end of the fourth calendar quarter, we evaluate individual, department, and corporate performance against the written goals for the year coming to a close. Consistent with our compensation philosophy, each executive officer's evaluation begins with a written self-assessment, which is submitted to the Chief Executive Officer, who then performs the individual evaluations and submits recommendations to the compensation committee for salary increases, bonuses, and stock option awards. In the case of the Chief Executive Officer, his individual performance evaluation is conducted by the compensation committee. The board of directors, based on a recommendation of the compensation committee, approves all salary increases, as well as bonuses and stock option awards, if any, for executive officers. Annual base salary increases, annual stock option awards, and annual bonuses, to the extent granted, are implemented during the first calendar quarter of the year.

Compensation components

We view the three components of our executive compensation, consisting of base salary, annual bonus, and long-term incentives, as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, on our view of internal equity and consistency, individual, department, and corporate performance and other information we deem relevant, such as the survey data referred to above. We believe that, as is common in the biopharmaceutical industry, stock option awards are a primary motivator in attracting and retaining executives, and that salary and cash incentive bonuses are often secondary considerations.

The components of our compensation package are as follows:

Base salary

Base salaries for our executives are established based on the scope of their responsibilities and their prior relevant background, training, and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for such executives at the time of hire. As with total executive compensation, we believe that executive base salaries should generally target the seventy-fifth percentile of the range of salaries for executives in similar positions and with similar responsibilities in the companies of similar size to us represented in the compensation data we review.

Base salaries are reviewed annually as part of our performance management program and increased for merit reasons, based on the executive's success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on core competencies such as the management and development of people, communication, leadership and the use of sound judgment in performing their responsibilities. Our corporate goals target the achievement of certain research, development, and operational milestones. If necessary, we also realign base salaries with market levels for the same positions in the companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive's role or responsibilities.

Annual bonus

Our compensation program includes eligibility for an annual performance-based cash bonus in the case of all executives. An executive's bonus payment is based principally on the achievement of the major corporate goals, including research, development, and operational milestones, with a target bonus generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. Additionally, the board of directors, based on a recommendation of the compensation committee, may increase or decrease an executive's bonus payment because of an executive's individual performance during a given year. Currently, all executives, other than our Chief Executive Officer are eligible for annual performance-based cash bonuses with a target of 25% of their base salaries. In its discretion, the compensation committee may, however, award bonus payments to our executives above or below the target amounts. Our Chief Executive Officer is eligible for an annual performance-based cash bonus with a target of 35% of his base salary. In its discretion, the compensation committee may, however, award bonus payments to our Chief Executive Officer above or below the target amount.

Long-term incentives

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executive officers in equity-based awards. Our 2004 Stock Plan allows the grant to executive officers of stock options, restricted stock, and other equity-based awards. We typically make an initial equity award of stock options to new employees and annual equity grants as part of our overall compensation program. The compensation committee appointed by our board of directors is authorized to make equity grants. Annual grants of options to all of our executive officers are recommended by the compensation committee and approved by the board of directors.

Initial stock option awards.    Generally, executives who join us are awarded initial stock option grants. Generally, these grants have an exercise price equal to the fair market value of our common stock on the grant date and a vesting schedule of 25% on the first anniversary of the date of hire and quarterly thereafter for the next three years. The amount of the initial stock option award is determined based on the executive's position with us and analysis of the competitive practices of the companies similar in size to us represented in the compensation data that we review. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time. The amount of the initial stock option award is also reviewed in light of the executive's base salary and other compensation to ensure that the executive's total compensation is in line with our overall compensation philosophy.

Restricted common stock.    We have made grants of restricted common stock to our Chief Executive Officer to provide additional long-term incentive to build stockholder value. Grants of restricted common stock are made in anticipation of contributions that will create value in the company and are subject to a lapsing repurchase right by the company over a period of time. In 2005, we awarded our Chief Executive Officer restricted common stock that is subject to a lapsing repurchase right over four years.

Annual stock option awards.    Our practice is to make annual stock option awards as part of our overall performance management program. The compensation committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. We intend that the annual aggregate value of these awards will be set near competitive median levels for companies represented in the compensation data we review. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive's compensation is conducted when determining annual equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives.

Other compensation

We maintain broad-based benefits and perquisites that are provided to all eligible employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan. In particular circumstances, we also utilize cash signing bonuses when certain executives join us. Whether a signing bonus is paid and the amount thereof is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses, and/or to create additional incentive for an executive to join our company in a position where there is high market demand.

Termination based compensation

Severance.    Upon termination of employment, our executive officers are entitled to receive severance payments under their employment agreements. In determining whether to approve and setting the terms of such severance arrangements, the compensation committee recognizes that executives, especially highly ranked executives, often face challenges securing new employment following termination. Severance for termination without cause for executive officers, other than our Chief Executive Officer, ranges between six and nine months of base salary. Our Chief Executive Officer's employment agreement provides severance of 12 months of base salary if his employment is terminated without cause. We believe that our Chief Executive Officer's severance package is in line with severance packages offered to chief executive officers of the companies of similar size to us represented in the compensation data we reviewed.

Acceleration of vesting of equity-based awards.    In the event of a change of control, as defined in Dr. Westphal and Mr. Bohlin's employment agreements, certain provisions allow for acceleration of equity awards in case either Dr. Westphal or Mr. Bohlin is terminated for certain reasons after a change in control, which we refer to as "double trigger" acceleration. See "—Employee agreements" and "—Potential payments upon termination or change of control" below for a detailed discussion of these provisions. We believe a "double trigger" requirement maximizes shareholder value because it prevents an unintended windfall to management in the event of a friendly (non-hostile) change of control. Under this structure, unvested equity awards under our 2004 Stock Plan would continue to incentivize our executives to remain with the company after a friendly change of control. If, by contrast, our 2004 Stock Plan had only a "single trigger," and if a friendly change of control occurred, management's equity awards would all vest immediately, creating a windfall and the new owner would then likely find it necessary to replace the compensation with new unvested equity awards in order to retain management. This rationale is why we believe a "double-trigger" equity vesting acceleration mechanism is more stockholder-friendly, and thus more appropriate for us, than a "single trigger" acceleration mechanism.

Conclusion

Our compensation policies are designed to retain and motivate our executive officers and to ultimately reward them for outstanding individual and corporate performance.

Summary compensation table

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) our Chief Executive Officer, (2) our Chief Operating Officer and (3) our two most highly compensated executive officers, other than our President and Chief Executive Officer and our Chief Operating Officer. Amounts included under Options awards below represent, in the case of 2005 awards, the fair value of the award calculated using the minimum value method under SFAS 123 or in the case of 2006 awards, the fair value of the award calculated under SFAS 123(R).

Name and Principal Position	Year	Salary($)	Bonus($)	Stock awards($)(2)	Options awards($)(3)	All other compensation($)		Total($)

Christoph Westphal, M.D., Ph.D.
Chief Executive Officer	2006	$378,000	$103,950(4)	$30,350(5)	$57,035(6)	$7,650	(10)	$576,985
Garen Bohlin Chief Operating Officer	2006	$290,000	$58,000(4)		$107,177(7)	$9,903	(11)	$465,080
Peter Elliott, Ph.D. Senior Vice President, Head of Development	2006	$288,750	$77,750(4)		$13,494(8)	$6,957	(12)	$386,951
Michael Jirousek, Ph.D.(1) Senior Vice President, Research	2006	$86,667	$140,000(4)		$24,706(9)	$19,737	(13)	$271,110

(1)
Dr. Jirousek joined Sirtris in August 2006.

(2)
See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the stock awards. See also our discussion of stock-based compensation under "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates."

(3)
See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the option awards. Our executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock-based compensation under "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates."

(4)
Bonus amounts for performance during the fiscal year ended December 31, 2006 were approved by the board of directors in December 2006 but were not paid until January 2007.

(5)
Represents the compensation expense incurred by us in fiscal year 2006 in connection with a grant of 2,000,000 shares of restricted common stock to Dr. Westphal on February 10, 2005, calculated in accordance with Accounting Principles Board Opinion No. 25.

(6)
Consists of $5,061 and $51,974, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Westphal to purchase 1,410,711 shares of common stock on July 27, 2005 and 1,864,900 shares of common stock on August 30, 2006.

(7)
Consists of $97,493 and $9,685, representing the compensation expense in fiscal year 2006 in connection with option grants to Mr. Bohlin to purchase 1,500,000 shares of common stock on February 28, 2006 and 225,000 shares of common stock on August 30, 2006.

(8)
Consists of $5,493 and $8,001, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Elliott to purchase 1,350,000 shares of common stock on September 20, 2005 and 300,000 shares of common stock on August 30, 2006.

(9)
Consists of $24,004 and $702, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Jirousek to purchase 900,000 shares of common stock on August 30, 2006 and 100,000 shares of common stock on December 15, 2006.

(10)
Represents $720 group term life insurance premium and $6,930 from our contribution to Dr. Westphal's 401(k) plan.

(11)
Represents $720 group term life insurance premium and $9,183 from our contribution to Mr. Bohlin's 401(k) plan.

(12)
Represents $720 group term life insurance premium and $6,237 from our contribution to Dr. Elliott's 401(k) plan.

(13)
Represents $720 group term life insurance premium, $12,000 in temporary housing allowance and $7,017 in tax reimbursement for temporary housing allowance.

Grants of plan-based awards

The following table shows information regarding grants of equity awards during the fiscal year ended December 31, 2006 held by the executive officers named in the Summary compensation table.

Name	Grant date	Number of securities underlying options granted	Exercise price ($/Share)	Grant date fair value of stock and option awards

Christoph Westphal, M.D., Ph.D. Chief Executive Officer	8/30/2006	1,864,900	$0.21	$590,800
Garen Bohlin Chief Operating Officer	2/28/2006 8/30/2006	1,500,000 225,000	$0.15 $0.21	$447,000 $ 71,280
Peter Elliott, Ph.D. Senior Vice President, Head of Development	8/30/2006	300,000	$0.21	$95,040
Michael Jirousek, Ph.D. Senior Vice President, Research	8/30/2006 12/15/2006	900,000 100,000	$0.21 $0.60	$285,120 $ 64,070

The terms of each executive officer's compensation are derived from our employment agreements entered into between us and them and annual performance reviews conducted by the compensation committee, in the case of Dr. Westphal, and by Dr. Westphal for the other executive officers. Annual base salary increases, annual stock option awards and cash bonuses, if any, for Dr. Westphal are determined by the compensation committee. Dr. Westphal recommends annual base salary increases, annual stock option awards and cash bonuses, if any, for the other executive officers, which are reviewed and approved by the compensation committee.

Employment agreements

Christoph Westphal, M.D., Ph.D.    Pursuant to an agreement dated February 14, 2005 between us and Dr. Westphal, we agreed to employ Dr. Westphal as our President and Chief Executive Officer. We also agreed that so long as Dr. Westphal continues to serve as our President and Chief Executive Officer, he will be nominated by the board of directors for election as a director at each annual meeting preceding which his term as director expires. Under this agreement, Dr. Westphal's base salary in 2006 was $378,000 per year, subject to adjustment from time to time at the discretion of the board of directors or the compensation committee. In connection with the execution of the agreement, we paid Dr. Westphal a lump sum bonus of $180,000. As a condition of employment, Dr. Westphal has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 12 months after the termination of his employment. If Dr. Westphal's employment is terminated without cause or he terminates his employment for good reason after the two-year period following the effective date of the agreement or upon the filing of a registration statement on a S-1 (whichever event occurs first), he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months; (b) vesting in 100% of his then unvested restricted shares; and (c) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms. Upon death or disability, Dr. Westphal will become vested in 50% of his unvested restricted shares and to the extent that our benefits do not include disability insurance benefits that will continue his base salary at 100% for a period of 12 months, we will pay (at the time the base salary would have been otherwise paid) an amount by which 100% of his base salary exceeds the disability insurance benefits, if any, actually paid to him. In addition, upon consummation of a change of control, Dr. Westphal would become vested in 100% of his then unvested restricted shares. If, following a change of control, Dr. Westphal is terminated without cause or he terminates his employment for good reason, all of his options will vest and he will receive a lump sum payment of his then-current annual base salary. We may also reduce the amount Dr. Westphal would receive upon a change of control to the maximum amount for which we will not be limited in our deduction pursuant to Section 280G of the Internal Revenue Code.

Garen Bohlin.    Pursuant to an agreement effective as of January 1, 2006 between us and Mr. Bohlin, we agreed to employ Mr. Bohlin as our Chief Operating Officer. Under this agreement, Mr. Bohlin's base salary in 2006 was $290,000 per year, subject to adjustment from time to time at the discretion of the board of directors or the compensation committee. As a condition of employment, Mr. Bohlin has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If

Mr. Bohlin's employment is terminated without cause, he terminates his employment for good reason, he becomes permanently disabled, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 9 months and a pro rata portion (for the period from January 1 of that year to the date of termination) of the cash bonus paid in the previous year; (b) vesting in 12 months' worth of his then unvested options; and (c) the premium cost of participation in our medical and/or dental plans for 9 months, subject to applicable law and plan terms. In addition, upon the consummation of a change of control, Mr. Bohlin would become vested in 12 months' worth of his then unvested options. If, within one year following or in connection with a change of control, Mr. Bohlin is terminated without cause or he terminates his employment for good reason, he will receive (i) a lump sum payment equal to 12 months of the then current base salary and a pro-rata portion (for the period of January 1 through the date of termination) of the cash bonus paid in the previous year; (ii) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms; and (iii) a portion of his then remaining unvested options (taking into account the amount he received upon the consummation of the change of control). We may also reduce the amount Mr. Bohlin would receive upon a change of control to avoid payment by him of excise tax under Section 4999 of the Internal Revenue Code.

Peter Elliott, Ph.D.    Pursuant to an agreement effective as of September 7, 2005 between us and Dr. Elliott, we agreed to employ Dr. Elliott as our Senior Vice President, Head of Development. Under this agreement, Dr. Elliott's base salary in 2006 was $288,750 per year, subject to adjustment from time to time at the discretion of the board of directors or the compensation committee. In connection with the execution of the agreement, we paid Dr. Elliott a lump sum bonus of $20,000. As a condition of employment, Dr. Elliott has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If Dr. Elliott's employment is terminated without cause, he becomes permanently disabled, he terminates his employment for good reason, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months; (b) vesting in 12 months' worth of his then unvested options; and (c) the premium cost of participation in our medical and/or dental plans for 6 months, subject to applicable law and plan terms.

Michael Jirousek, Ph.D.    Pursuant to an agreement effective as of August 30, 2006 between us and Dr. Jirousek, we agreed to employ Dr. Jirousek as our Senior Vice President, Research on an at-will basis. Under this agreement, Dr. Jirousek's base salary in 2006 was $260,000 per year, subject to adjustment from time to time at the discretion of the board of directors or the compensation committee. In connection with the execution of the agreement, we paid Dr. Jirousek a lump sum bonus of $140,000. As a condition of employment, Dr. Jirousek has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If Dr. Jirousek's employment is terminated without cause or he terminates his employment for good reason, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months; and (b) the premium cost of participation in our medical and/or dental plans for 6 months, subject to applicable law and plan terms. If Dr. Jirousek becomes permanently disabled, he will receive his base salary for a period of 6 months and to the extent that our benefits do not include disability insurance benefits that will continue his base salary at 100% for a period of 6 months, we will pay (at the time the base salary would have been otherwise paid) an amount by which 100% of his base salary exceeds the disability insurance benefits, if any, actually paid to him. If he becomes permanently disabled or dies within the first four years of the agreement, up to an additional 25% of his stock options vest.

For a description and quantification of benefits payable to the executive officers named in our Summary compensation table in connection with a termination of employment or a change of control, see "—Potential payments upon termination or change of control".

Fiscal year 2006 equity awards

All of the stock option awards disclosed in the Grants of plan-based awards table were issued under our 2004 Stock Plan and were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Subject to the terms of the 2004 Stock Plan and the option agreements issued in connection with these grants, all of these options granted in 2006 vest as to 25% of the shares on the first anniversary of the grant date and as to an additional 6.25% of the shares on the quarterly anniversary thereafter, except for the August 30, 2006 grant to Dr. Westphal. See footnote (3) to the "Outstanding equity awards at fiscal year-end" table for information on the vesting schedule of this grant. Additionally the vesting conditions for Dr. Westphal's and Mr. Bohlin's stock option grants include an alternate vesting schedule following a change of control (see "Compensation discussion and analysis—Termination based compensation—Acceleration of vesting of equity based awards."

Outstanding equity awards at fiscal year-end

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2006, the last day of our fiscal year, to each of the executive officers named in the Summary compensation table.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Exercise price ($/Share)	Expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units that have not vested ($)(1)

Christoph Westphal, M.D., Ph.D. Chief Executive Officer	440,846	969,865(2 1,864,900(3	) )	$0.08 $0.21	7/15/2015 8/30/2016	800,000(10)	$
Garen Bohlin Chief Operating Officer		1,500,000(4 225,000(5	) )	$0.15 $0.21	2/28/2016 8/30/2016
Peter Elliott, Ph.D. Senior Vice President, Head of Development		859,375(6 300,000(7	) )	$0.08 $0.21	9/20/2015 8/30/2016
Michael Jirousek, Ph.D. Senior Vice President, Research		900,000(8 100,000(9	) )	$0.21 $0.60	8/30/2016 12/15/2016

(1)
The market value of the stock award is determined by multiplying the number of shares times $    , the midpoint of the range set forth on the cover of this prospectus.

(2)
The option vests as to 25% of the shares on July 27, 2006 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(3)
The option vests as to 17.93% of the shares on August 30, 2007, approximately 4.5% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2008, approximately 8% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2009, and approximately 8% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2010.

(4)
The option vests as to 25% of the shares on January 1, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(5)
The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(6)
The option vests as to 25% of the shares on September 20, 2006 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(7)
The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(8)
The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(9)
The option vests as to 25% of the shares on December 15, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(10)
The stock award vests as to 20% on February 14, 2005, 20% on January 1, 2006, and as to an additional 5% of the shares on each of the next 12 quarterly anniversary dates thereafter.

Option exercises and stock vested

The following table presents certain information concerning the exercise of options by one of the named executive officers during the fiscal year ended December 31, 2006.

	Options awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)

Peter Elliott, Ph.D. Senior Vice President, Head of Development	490,625	(1)

(1)
The market price of the option award is determined by multiplying the number of shares times $    , the midpoint of the range set forth on the cover of this prospectus.

Pension benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified defined contribution plan

We do not have any nonqualified defined contribution plans.

Potential payments upon termination or change of control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary compensation table in the event of a termination of employment or a change of control. See "—Employment agreements" above for a description of the severance and change in control arrangements for Drs. Westphal, Elliott, and Jirousek and Mr. Bohlin. All four executive officers will only be eligible to receive severance payments if each officer signs a general release of claims. The following tables summarize the potential payments to each named executive officer assuming that one of the following events occurs. The tables assume that the event occurred on December 31, 2006, the last day of our fiscal year. We have assumed a price per share of our common stock of $                    , which represents the mid-point of the range set forth on the cover of this prospectus.

Under Dr. Westphal and Mr. Bohlin's employment agreements, a change in control is defined as (i) the acquisition of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly by any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act), of our securities representing a majority or more of the combined voting power of our then outstanding securities, other than an acquisition of securities for investment purposes pursuant to a bona fide financing by us, (ii) a merger or consolidation with any other corporation in which the holders of our voting securities prior to the merger or consolidation do not own more than 50% of the total voting securities of the surviving corporation; or (iii) the sale or disposition of all or substantially all of our assets other than a sale or disposition of assets to one of our affiliates or a holder of our securities.

Under Dr. Westphal's, Mr. Bohlin's, and Dr. Elliott's employment agreement, cause is defined as (i) the willful failure to perform or gross negligence in the performance of his material duties and responsibilities to us and our affiliates which is not remedied within 30 days of written notice thereof; (ii) the material breach by him of any material provision of the employment agreement or any other agreement with us or any of our affiliates which is not remedied within 30 days of written notice thereof; (iii) fraud, embezzlement, or other dishonesty with respect to us and any of our affiliates, taken as a whole, which in the case of such other dishonesty, causes or could reasonably be expected to cause material harm to us and any of our affiliates, taken as a whole; or (iv) conviction of a felony.

Under Dr. Westphal's employment agreement, good reason is defined as: (i) a material diminution in the nature or scope of Dr. Westphal's responsibilities, duties or authority, provided that in the absence of a change of control (as defined in his employment agreement) neither (x) our or our affiliates' failure to continue his appointment or election as a director or officer nor (y) any diminution in the nature or scope of his responsibilities, duties or authority that is reasonably related to a diminution of our business or any of our affiliates shall constitute "Good Reason"; (ii) any diminution in position, base salary or bonus or in the nature or scope of his responsibilities, duties or authority in anticipation of or after a change of control, it being specifically acknowledged that his failure to continue as our CEO and to serve on our board of directors (and any parent company directly or indirectly owning or controlling 50% or more of our securities after the change of control) shall constitute "Good Reason"; (iii) a reduction in his base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of his base salary in connection with and in proportion to a general reduction of the base salaries of our executive officers; (iv) our failure to provide him with the salary or benefits in accordance with his employment agreement after thirty (30) days' notice during which we do not cure such failure or (v) relocation of his office more than thirty-five (35) miles from our principal offices as of the effective date of the employment agreement.

Dr. Christoph Westphal, Chief Executive Officer

	Termination not for cause or resignation for good reason		Upon consummation of a change in control		Involuntary termination in connection with or following a change of control		Death or disability

Base salary		$378,000(2)		—		$378,000(2)		$378,000(2)
Benefits		$44,190(3)		—		—		—
Number of Stock Options		—		—		2,834,765(4)		—
Value(1)		—		—	$			—
Number of Shares of Vested Stock Received		800,000(5)		800,000(6)				400,000(7)
Value(1)	$		$			$—	$
Total	$		$		$		$

(1)
Value upon termination is calculated using a value for our common stock of $                    per share, the midpoint of the range set forth on the cover of this prospectus.

(2)
Last monthly base salary prior to the termination for a period of 12 months following the date of termination.

(3)
Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 18 vacation days available to Dr. Westphal at December 31, 2006.

(4)
All options held by Dr. Westphal will become fully vested in the event of an involuntary termination in connection with or following a change of control.

(5)
All restricted stock will become fully vested in the event of termination by us not for cause or termination by Dr. Westphal for good reason.

(6)
All restricted stock will become fully vested upon consummation of a change of control.

(7)
Upon death or disability, 50% of Dr. Westphal's unvested restricted stock will vest.

Under Mr. Bohlin's employment agreement, good reason is defined as (i) the material diminution in the nature or scope of his responsibilities, duties or authority, provided that neither (x) our or our affiliates' failure to continue Mr. Bohlin's appointment or election as a director or officer nor (y) any diminution in the nature or scope of responsibilities, duties or authority that is reasonably related to a diminution of our business or any of our affiliates, other than such diminution resulting from the sale or transfer of any or all of our or any of our affiliates' assets; (ii) a reduction in his base salary other than a temporary reduction of not more than 120 days and not in excess of 20% of the base salary in connection with and in proportion to a general reduction of the base salaries of our executive officers; (iii) our failure to provide Mr. Bohlin with the salary or benefits after 30 days notice during which we do not cure such failure; or (iv) relocation of Mr. Bohlin's office more than 35 miles from our principal offices as of the effective date of the employment agreement.

Mr. Garen Bohlin, Chief Operating Officer

	Termination not for cause or resignation for good reason		Involuntary termination in connection with or following a change of control		Death or disability

Base salary and Bonus		$275,500(2)		$348,000(5)	$275,500(2)
Benefits		$14,441(3)		$17,581(6)	$14,441(3)
Number of Stock Options		656,250(4)		135,938(7)	—
Value(1)	$		$		$—
Total	$		$		$289,441

(1)
Value upon termination is calculated using a value for our common stock of $                    per share, the midpoint of the range set forth on the cover of this prospectus.

(2)
Last monthly base salary prior to the termination for a period of nine months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2006 to December 31, 2006.

(3)
Payment of premium cost of participation in our health and/or dental insurance plans for nine months and 5 vacation days available to Mr. Bohlin at December 31, 2006.

(4)
Acceleration of 12 months' worth of Mr. Bohlin's then unvested employment option (as defined in his employment agreement).

(5)
Last monthly base salary prior to the termination for a period of 12 months following the date of termination plus pro rata portion of his bonus from the period of January 1, 2006 to December 31, 2006.

(6)
Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 5 vacation days available to Mr. Bohlin at December 31, 2006.

(7)
Upon a consummation of a change of control, 726,562 shares immediately vest. If within one year following a change of control, Mr. Bohlin is terminated other than for cause or if he terminates his employment for good reason, an additional 135,938 shares would vest.

Under Dr. Elliott's employment agreement, good reason is defined as (i) the material diminution in the nature or scope of his responsibilities, duties or authority, provided that neither (x) our or our affiliates' failure to continue Dr. Elliott's appointment or election as a director or officer nor (y) any diminution in the nature or scope of responsibilities, duties or authority that is reasonably related to a diminution of our business or any of our affiliates, other than such diminution resulting from the sale or transfer of any or all of our or any of our affiliates' assets; (ii) a reduction in his base salary other than a temporary reduction of not more than 120 days and not in excess of 20% of the base salary in connection with and in proportion to a general reduction of the base salaries of our executive officers; (iii) our failure to provide Dr. Elliott with the salary or benefits after 30 days notice during which we do not cure such failure; (iv) relocation of Dr. Elliott's office more than 35 miles from our principal offices as of the date of the employment agreement; and (v) termination of Christoph Westphal as our Chief Executive Officer without cause within one year of the effective date of the employment agreement.

Dr. Peter Elliott, Senior Vice President, Head of Development

	Termination not for cause or resignation for good reason		Death or disability

Base salary		$144,375(2)		$144,375(2)
Benefits		$12,810(3)		$12,810(3)
Number of Stock Options		312,500(4)		312,500(4)
Value(1)	$		$
Total	$		$

(1)
Value upon termination is calculated using a value for our common stock of $                    per share, the midpoint of the range set forth on the cover of this prospectus.

(2)
Last monthly base salary prior to the termination for a period of six months following the date of termination.

(3)
Payment of premium cost of participation in our health and/or dental insurance plans for six months and 6 vacation days available to Dr. Elliott at December 31, 2006.

(4)
Acceleration of 12 months' worth of Dr. Elliott's then unvested employment option (as defined in his employment agreement).

Under Dr. Jirousek's employment agreement, cause is defined as (i) the failure to perform (other than by reason of disability), or material negligence in the performance of, his duties and responsibilities to us or any of our affiliates; (ii) material breach of any provision of the employment agreement or any other agreement with us or any of our affiliates; or (iii) other conduct that is or could be harmful to our business, interests or reputation or any of our affiliates' business, interests or reputation.

Under Dr. Jirousek's employment agreement, good reason is defined as (i) his removal, without his consent, from the position of Senior Vice President, Research or such other executive position to which he may be assigned; (ii) material diminution in the nature or scope of the his responsibilities, duties or authority other than as is materially consistent with his assignment to another executive position; provided that he shall have given us no less than 15 days written notice of such claimed material diminution and a reasonable opportunity to cure; provided further, a change in reporting relationships resulting from our direct or indirect control (or a successor corporation) by another corporation, and any diminution of our business (or a successor corporation) by another corporation, or any diminution of our business or any of our affiliates, and/or any sale or transfer of our equity, property of other assets or any of our affiliates shall not constitute good reason; or (iii) our material failure to provide him with the base salary and benefits excluding an inadvertent failure which is cured within 15 business days following notice from him specifying in detail the nature of the failure.

Dr. Michael Jirousek, Senior Vice President, Research

	Termination not for cause or resignation for good reason	Disability		Death

Base salary	$130,000(2)		$130,000(2)		—
Benefits	$6,998(3)		$5,000(4)		$5,000(4)
Number of Stock Options	—		250,000(5)		250,000(5)
Value(1)	$—	$		$
Total	$136,998	$		$

(1)
Value upon termination is calculated using a value for our common stock of $                    per share, the midpoint of the range set forth on the cover of this prospectus.

(2)
Last monthly base salary prior to the termination for a period of six months following the date of termination.

(3)
Payment of premium cost of participation in our health and/or dental insurance plans for six months and 5 vacation days available to Dr. Jirousek at December 31, 2006.

(4)
Payment of 5 vacation days available to Dr. Jirousek at December 31, 2006.

(5)
Acceleration of 12 months' worth of Dr. Jirousek's then unvested options.

Director compensation

We do not provide cash compensation to our directors for their services as members of the board of directors or for attendance at board of directors or committee meetings. However, our directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and its committees. Under our 2004 Stock Plan, directors are eligible to receive stock option grants at the discretion of the compensation committee and restricted stock awards.

The following table sets forth a summary of the compensation earned by our directors and/or paid to certain of our directors pursuant to certain agreements we have with them in 2006, other than Dr. Westphal. Amounts included under Options awards below represent, in the case of 2005 awards, the fair value of the award calculated using the minimum value method under SFAS 123 or in the case of 2006 awards, the fair value of the award calculated under SFAS 123(R).

Name	Option awards ($)(1)		All other compensation ($)		Total ($)

Richard Aldrich(2)	$1,166	(7)	—		$1,166
Alan Crane, John Clarke, John Freund, M.D., Stephen Hoffman, Ph.D., M.D., Stephen Kraus, Wilfred Jaeger, M.D.(3)	—		—		—
Richard Pops(4)	$1,166	(8)	—		$1,166
Paul Schimmel, Ph.D.(5)	$897	(9)	$18,000	(11)	$18,897
David Sinclair, Ph.D.(6)	$4,811	(10)	$150,000	(12)	$154,811

(1)
See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the option awards. Our directors will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold. See also our discussion of stock-based compensation under "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates."

(2)
As of December 31, 2006, the last day of our fiscal year, there are outstanding 100,000 shares of restricted stock, 70,327 of which have vested, and options for the purchase of 350,000 shares of common stock, 121,875 of which are vested, issued to Mr. Aldrich.

(3)
As of December 31, 2006, the last day of our fiscal year, we have not granted Messrs. Crane, Clarke, and Kraus and Drs. Freund, Hoffman, and Jaeger any stock or option awards.

(4)
As of December 31, 2006, the last day of our fiscal year, there are outstanding 100,000 shares of restricted stock, 70,327 of which have vested, and options for the purchase of 350,000 shares of common stock, 121,875 of which are vested, issued to Mr. Pops.

(5)
As of December 31, 2006, the last day of our fiscal year, there are outstanding 400,000 shares of restricted stock, 281,250 of which have vested, and options for the purchase of 250,000 shares of common stock, 78,125 of which are vested, issued to Dr. Schimmel.

(6)
As of December 31, 2006, the last day of our fiscal year, there are outstanding 950,000 shares of restricted stock, 667,976 of which have vested, and options for the purchase of 1,150,000 shares of common stock, 296,875 of which are vested, issued to Dr. Sinclair.

(7)
Consists of $269 and $897, representing the compensation expense in fiscal year 2006 in connection with an option grant to purchase of 100,000 shares of common stock on February 10, 2005 at an original exercise price of $0.06 and 250,000 shares of common stock on July 27, 2005 at an original exercise price of $0.08.

(8)
Consists of $269 and $897, representing the compensation expense in fiscal year 2006 in connection with an option grant to purchase of 100,000 shares of common stock on February 10, 2005 at an original exercise price of $0.06 per share and 250,000 shares of common stock on July 27, 2005 at an original exercise price of $0.08 per share.

(9)
Represents the compensation expense in fiscal year 2006 in connection with an option grant to Dr. Schimmel on July 27, 2005 for the purchase of 250,000 shares of common stock at an original exercise price of $0.06 per share.

(10)
Consists of $3,408 and $1,403 representing the compensation expense in fiscal year 2006 in connection with an option grant to purchase 950,000 shares of common stock on July 27, 2005 at an original exercise price of $0.08 per share and 200,000 shares of common stock on December 15, 2006 at an original exercise price of $0.60.

(11)
Represents fees paid in 2006 for consulting services pursuant to our consulting agreement with Dr. Schimmel, which is described below.

(12)
Represents fees paid in 2006 for consulting services pursuant to our consulting agreement with Dr. Sinclair, which is described below.

Director compensation policy

Upon completion of this offering, it is expected that a new Director compensation policy will become effective. Pursuant to this policy, each non-employee director will receive an option to purchase 120,000 shares of our common stock upon his or her initial appointment to our board of directors. These options vest as to one third of such grant on each of the first three anniversaries of the grant date, subject to the non-employee director's continued service as a director. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and twelve months after the recipient ceases to serve as a director. The exercise price of these options is equal to the fair market value of our common stock on the date of grant.

Under this policy, each non-employee director is compensated on an annual basis for providing services to us. Each non-employee director receives cash compensation as follows:

•
$20,000 cash paid in quarterly installments;

•
$2,000 per board meeting attended in person;

•
$600 per board meeting attended telephonically;

•
$5,000 cash paid in quarterly installments for membership on the compensation, audit, or nominating committee; and

•
$1,000 for each committee meeting attended.

In addition, beginning at our first annual meeting after this offering, each of these directors will receive an annual grant of options to purchase 80,000 shares of common stock, and these options will vest upon each director's re-election to the board or upon the conclusion of our annual meeting that follows the grant. The chairperson of each of the compensation committee and the audit committee of the board will each receive an additional annual grant of options to purchase 30,000 shares of common stock, and, if the board appoints a board chairperson or lead director, the director serving in that capacity will receive an additional annual grant of options to purchase 40,000 shares of common stock.

Scientific advisory board arrangement with Dr. Paul Schimmel

We have an informal arrangement with Dr. Schimmel pursuant to which Dr. Schimmel provides consulting services for 3/4th of a day per month. We agreed to pay Dr. Schimmel $18,000 per year in monthly installments of $1,500, for providing scientific advisory board services and to reimburse his reasonable and necessary expenses incurred in performing services for us. Dr. Schimmel was issued 400,000 shares of restricted stock in August 2004. The vesting schedule is as follows: 25% of the shares on the date of issuance and the remainder of the shares in equal installments over the next 48 months. Dr. Schimmel was paid $6,000, $18,000, and $18,000 in 2004, 2005 and 2006, respectively. The arrangement may be terminated by either party at any time by giving notice to the other. Dr. Schimmel has not signed our standard form of confidentiality, non-competition and proprietary information agreement.

Consulting agreement with Dr. David Sinclair

In May 2004, we entered into a consulting agreement with Dr. Sinclair pursuant to which Dr. Sinclair provides consulting services for 20% of his time. Under the agreement, we agreed to pay Dr. Sinclair $36,000 per year payable in monthly installments. Pursuant to the agreement, Dr. Sinclair agreed not to provide consulting services or enter into consulting agreements with any third parties without our prior written consent. In April 2005, the agreement was amended to increase his compensation to $150,000 per year. Under these agreements, Dr. Sinclair was paid $12,000, $150,000, and $150,000 in 2004, 2005, and 2006, respectively. The 2005 agreement had an initial term of one year and expired on February 28, 2006. It provided for extensions upon mutual agreement between him and us. In early 2006, both parties agreed to extend the agreement until February 28, 2007 and in early 2007, both parties agreed to extend the agreement until February 29, 2008. This agreement may be terminated by either party at any time, with or without cause, upon 60 days advance written notice to the other party. Dr. Sinclair has signed our non-solicitation, non-disclosure and proprietary information assignment agreement in which he has agreed not to compete with us or to solicit our customers or employees for a period of 18 months after the termination of his agreement.

2004 Stock option and restricted stock plan

Our 2004 stock option and restricted stock plan, or the 2004 Stock Plan, was adopted by our board of directors and approved by our stockholders in July 2004. In August 2004, December 2004, February 2005, July 2005, August 2005, and October 2006, our board of directors and stockholders approved amendments to our 2004 Stock Plan. Under this plan, we may grant incentive stock options, nonqualified stock options and restricted and unrestricted stock awards. A maximum of 21,247,572 shares of common stock were authorized for issuance under our 2004 Stock Plan. Effective immediately prior to the time that our registration statement on Form S-1 has been declared effective by the Securities and Exchange Commission, the 2004 Stock Plan will be amended and restated to provide for annual increases in the number of shares available for awards. The increases will take place on the first day of each of fiscal year 2008 through fiscal year 2013, and the number of additional shares available under the 2004 Stock Plan on each such date will be equal to the lesser of (i) 3.5% of the number of then-outstanding shares of our stock and (ii) such lesser number as determined by the board of directors. As of December 31, 2006, 1,036,064 shares have been issued upon the exercise of options, 2,110,000 shares have been issued pursuant to the grant of stock awards under this plan, 13,325,236 shares are subject to outstanding options under this plan, and 3,276,272 shares are available for future grant under this plan. In accordance with the terms of the 2004 Stock Plan, our board of directors has authorized our compensation committee to administer our 2004 Stock Plan.

The compensation committee selects the participants, establishes the price, terms and conditions of each option, issues shares upon option exercises and interprets option agreements. The compensation committee may delegate some of its powers under the 2004 Stock Plan to one or more of its members. The compensation committee may at any time modify or amend the 2004 Stock Plan in any respect, except where stockholders' approval is required by law or where such termination or modification or amendment affects the rights of an optionee under a previously granted option and such optionee's consent has not been obtained.

In the event of a covered transaction, in which there is an acquiring or surviving entity, the compensation committee may provide for the assumption or substitution of some or all outstanding awards by the acquiror or survivor. In the absence of an assumption or substitution, each stock option will become fully exercisable prior to the covered transaction on a basis that gives the holder of the stock option a reasonable opportunity as determined by the compensation committee, to participate as a stockholder in the covered transaction following exercise, and the stock option will terminate upon consummation of the covered transaction. In the case of restricted stock, the compensation committee may require that any amounts delivered, exchanged or otherwise paid in respect of such stock in connection with the covered transaction be placed in escrow or otherwise made subject to such restrictions as the board of directors deems appropriate.

Immediately upon termination of employment of an employee, the unvested portion of any stock option will terminate and the balance, to the extent exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. The plan provides exceptions for the vesting of options upon an individual's death or if the compensation committee determines that the termination of employment resulted for reasons that cast discredit on the individual.

The compensation committee may amend the 2004 Stock Plan or any outstanding award for any purpose permitted by law and may terminate the plan as to future grants of awards; provided that the compensation committee may not, without consent, alter the terms of an award to adversely effect an individual's rights under the award.

Limitation of officers' and directors' liability and indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys' fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. We have entered into agreements to indemnify some of our directors and officers. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Related party transactions

Since our incorporation in March 2004, we have engaged in the following transactions with our directors, officers, and holders of more than five percent of our voting securities and their affiliates.

Stock issuances

Issuance of Series C-1 redeemable convertible preferred stock

On January 23, 2007 and February 1, 2007, we sold an aggregate of 21,389,880 shares of our Series C-1 redeemable convertible preferred stock at a price per share of $1.68 for an aggregate gross purchase price of approximately $35.9 million. Of these shares, an aggregate of 15,520,833 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series C-1 redeemable convertible preferred stock will be automatically converted into 21,389,880 shares of our common stock upon the completion of this offering.

Name	Relationship	Series C-1 preferred stock	Purchase price

John W. Henry Trust dated July 27, 1990	5% Stockholder	11,904,762	$20,000,000
TVM V Life Science Ventures GmbH & Co. KG(1)	5% Stockholder	1,785,714	3,000,000
Funds managed by Skyline Venture Management(2)	5% Stockholder	1,190,476	2,000,000
Funds managed by Three Arch Management(3)	5% Stockholder	595,238	1,000,000
David Sinclair	Director	14,881	25,000
Christoph Westphal	Officer and Director	14,881	25,000
Peter Elliott	Officer	14,881	25,000
TOTAL		15,520,833	$26,075,000

(1)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(2)
Consists of 1,161,556 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 28,920 shares held by Skyline Venture Partners III, L.P. Skyline Venture Management III, LLC is the general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P. John Freund, one of our directors, is a Managing Director of Skyline Venture Management III, LLC.

(3)
Consists of 582,379 shares held by Three Arch Partners IV, L.P. and 12,859 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, one of our directors, is a member of Three Arch Management IV, LLC.

Issuance of Series C redeemable convertible preferred stock

On March 14, 2006 and April 4, 2006, we sold an aggregate of 19,700,892 shares of our Series C redeemable convertible preferred stock at a price per share of $1.12 for an aggregate gross purchase price of approximately $22.1 million. Of these shares, an aggregate of 7,839,289 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series C redeemable convertible preferred stock will be automatically converted into 19,700,892 shares of our common stock upon the completion of this offering.

Name	Relationship	Series C preferred stock	Purchase price

Funds managed by Polaris Venture Partners(1)	5% Stockholder	892,857	$1,000,000
TVM V Life Science Ventures GmbH & Co. KG(2)	5% Stockholder	1,437,500	1,610,000
CHP II, L.P.(3)	5% Stockholder	1,785,714	2,000,000
Funds managed by Skyline Venture Management(4)	5% Stockholder	1,276,786	1,430,000
Funds managed by Three Arch Management(5)	5% Stockholder	1,000,000	1,120,000
Wellcome Trust Limited	5% Stockholder	446,429	500,000
Paul Schimmel Prototype PSP, Paul Schimmel, TTEE(6)	Director	1,000,000	1,120,000
TOTAL		7,839,286	8,780,000

(1)
Consists of 876,427 shares held by Polaris Venture Partners IV, L.P. and 16,430 shares held by Polaris Venture Partners Entrepreneurs' Fund IV, L.P. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

(2)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(4)
Consists of 1,245,769 shares held by Venture Partners Qualified Purchaser Fund III, L.P. and 31,017 shares held by Skyline Venture Partners III, L.P. John Freund, one of our directors, is a Managing Director of Skyline Venture Management III, LLC.

(5)
Consists of 978,397 shares held by Three Arch Partners IV, L.P. and 21,603 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, one of our directors, is a member of Three Arch Management IV, LLC.

(6)
One of our directors, Paul Schimmel, is trustee of Paul Schimmel Prototype PSP.

Issuance of Series B redeemable convertible preferred stock

On February 25, 2005 and March 2, 2005, we sold an aggregate of 33,750,000 shares of our Series B redeemable convertible preferred stock at a price per share of $0.80 for an aggregate gross purchase price of approximately $27.0 million. Of these shares, an aggregate of 22,499,000 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series B redeemable convertible preferred stock will be automatically converted into 33,750,000 shares of our common stock upon the completion of this offering.

Name	Relationship	Series B preferred stock	Purchase price

Funds managed by Polaris Venture Partners(1)	5% Stockholder	6,499,000	$5,000,000
TVM V Life Science Ventures GmbH & Co. KG(2)	5% Stockholder	4,375,000	3,500,000
CHP II, L.P.(3)	5% Stockholder	3,750,000	3,000,000
Funds managed by Skyline Venture Management(4)	5% Stockholder	1,875,000	1,500,000
Funds managed by Three Arch Management(5)	5% Stockholder	1,000,000	7,187,500
Wellcome Trust Limited	5% Stockholder	1,250,000	1,000,000
Novartis Bioventures, Ltd.	5% Stockholder	3,750,000	3,000,000
TOTAL		22,499,000	24,187,500

(1)
Consists of 6,134,956 shares held by Polaris Venture Partners IV, L.P. and 115,044 shares held by Polaris Venture Partners Entrepreneurs' Fund IV, L.P. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

(2)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(4)
Consists of 1,829,451 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 45,549 shares held by Skyline Venture Partners III, L.P. John Freund, one of our directors, is a Managing Director of Skyline Venture Management III, LLC.

(5)
Consists of 7,032,228 shares held by Three Arch Partners IV, L.P. and 155,272 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, one of our directors, is a member of Three Arch Management IV, LLC.

Issuance of Series A-1 redeemable convertible preferred stock

On November 16, 2004, we sold an aggregate of 21,666,667 shares of our Series A-1 redeemable convertible preferred stock at a price per share of $0.60 for an aggregate gross purchase price of approximately $13.0 million. Of these shares, an aggregate of 21,141,666 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series A-1 redeemable convertible preferred stock will be automatically converted into 21,666,667 shares of our common stock upon the completion of this offering.

Name	Relationship	Series A-1 preferred stock	Purchase price

Funds managed by Polaris Venture Partners(1)	5% Stockholder	5,141,666	$ 3,085,000
TVM V Life Science Ventures GmbH & Co. KG(2)	5% Stockholder	4,333,333	2,600,000
CHP II, L.P.(3)	5% Stockholder	3,750,000	2,250,000
Funds managed by Skyline Venture Management(4)	5% Stockholder	3,750,000	2,250,000
Wellcome Trust Limited	5% Stockholder	4,166,667	2,500,000
TOTAL		21,141,666	12,685,000

(1)
Consists of 5,052,499 shares held by Polaris Venture Partners IV, L.P. and 89,167 shares held by Polaris Venture Partners Entrepreneurs' Fund IV, L.P. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

(2)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(4)
Consists of 3,658,902 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 91,098 shares held by Skyline Venture Partners III, L.P. John Freund, one of our directors, is a Managing Director of Skyline Venture Management III, LLC.

Issuance of Series A redeemable convertible preferred stock

On August 17, 2004 and September 1, 2004, we sold an aggregate of 10,000,000 shares of our Series A redeemable convertible preferred stock at a price per share of $0.50 for an aggregate gross purchase price of approximately $5.0 million. Of these shares, an aggregate of 9,270,000 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series A redeemable convertible preferred stock will be automatically converted into 10,000,000 shares of our common stock upon the completion of this offering.

Name	Relationship	Series A-1 preferred stock	Purchase price

Funds managed by Polaris Venture Partners(1)	5% Stockholder	3,820,000	$1,910,000
TVM V Life Science Ventures GmbH & Co. KG(2)	5% Stockholder	1,600,000	800,000
CHP II, L.P.(3)	5% Stockholder	1,600,000	800,000
Funds managed by Skyline Venture Management(4)	5% Stockholder	1,600,000	800,000
David Sinclair	Director	50,000	25,000
Paul and Judith Schimmel	Director	400,000	200,000
Richard Aldrich(5)	Director	200,000	100,000
TOTAL		9,270,000	4,635,000

(1)
Consists of 3,753,754 shares held by Polaris Venture Partners IV, L.P. and 66,246 shares held by Polaris Venture Partners Entrepreneurs' Fund IV, L.P. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

(2)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(4)
Consists of 1,561,132 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 38,868 shares held by Skyline Venture Partners III, L.P. John Freund, one of our directors, is a Managing Director of Skyline Venture Management III, LLC.

(5)
Consists of 200,000 shares held by RA Capital Associates. Richard Aldrich, one of our directors, is Chairman of RA Capital Management, LLC, which is affiliated with RA Capital Associates.

Issuance of restricted common stock

In connection with our founding in 2004, we issued to funds affiliated with Polaris Venture Partners, Richard Aldrich, Richard Pops, Paul Schimmel and David Sinclair, 950,000, 100,000, 100,000, 400,000 and 950,000 restricted shares, respectively, of our common stock. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

Registration rights

The holders of 107,252,846 shares of our common stock (on an as-converted basis), including warrants to purchase up to 745,407 shares of common stock, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of various agreements between us and the holders of these shares and warrants. All rights to register shares in connection with this offering have been waived. These holders include the following directors, officers, and holders of more than five percent of our voting securities and their affiliates:

Name	Relationship	Number of registrable shares

John W. Henry Trust dated July 27, 1990	5% Stockholder	11,904,762
Funds managed by Polaris Venture Partners(1)	5% Stockholder	16,104,523
TVM V Life Science Ventures GmbH & Co. KG(2)	5% Stockholder	13,531,547
CHP II, L.P.(3)	5% Stockholder	10,885,714
Funds managed by Skyline Venture Management(4)	5% Stockholder	9,692,262
Funds managed by Three Arch Management(5)	5% Stockholder	8,782,738
Paul Schimmel(6)	Director	1,400,000
David Sinclair	Director	64,881
Christoph Westphal	Officer and Director	14,881
Peter Elliott	Officer	14,881

TOTAL		72,396,189

(1)
Consists of 15,817,636 shares held by Polaris Venture Partners IV, L.P. and 286,887 shares held by Polaris Venture Partners Entrepreneurs' Fund IV, L.P. Alan Crane, one of our directors, is a Venture Partner at Polaris Venture Partners.

(2)
TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, is a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(4)
Consists of 9,456,810 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 235,452 shares held by Skyline Venture Partners III, L.P.

(5)
Consists of 8,593,004 shares held by Three Arch Partners IV, L.P. and 189,734 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, one of our directors, is a member of Three Arch Management IV, LLC.

(6)
Consists of 400,000 shares held by Paul Schimmel and 1,000,000 shares held by Paul Schimmel Prototype PSP, Paul Schimmel, TTEE. Mr. Schimmel, the trustee of Paul Schimmel Prototype PSP, Paul Schimmel, TTEE, is one of our directors.

Other agreements with stockholders

We have also entered into other agreements with our stockholders, including the stockholders identified in the immediately preceding tables, pursuant to which such stockholders were granted a right of first offer in respect of the issuance by us of additional securities, a right of purchase and of co-sale in respect of the sale of our securities held by certain of our stockholders, and voting rights and restrictions regarding the election of our board of directors. Each of these agreements will terminate upon the consummation of this offering.

Employment agreements

We have entered into employment agreements with our executive officers. For a detailed description of these employment agreements, see "Executive compensation—Employment agreements."

Director and executive officer compensation

Please see "Executive compensation—Director compensation" for a discussion of options granted and payments made to our non-employee directors. Please see "Executive compensation—Summary compensation table" for additional information regarding compensation of our executive officers.

Review and approval of related party transactions

The board of directors reviews and approves transactions with directors, officers, and holders of more than five percent of our voting securities and their affiliates, or each, a related party. Prior to board consideration of a transaction with a related party, the material facts as to the related party's relationship or interest in the transaction are disclosed to the board, and the transaction is not considered approved by the board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Principal stockholders

The table below provides certain information about beneficial ownership of our stock as of March 31, 2007, and as adjusted to reflect the sale of                            shares of common stock that we anticipate selling in connection with this offering. The table shows information for:

•
each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

•
each of our directors and named executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Except as otherwise noted, to our knowledge, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable.

The "Percentage of shares beneficially owned" column below is based on a total of 114,392,848 shares of common stock outstanding before the offering and                           shares of common stock outstanding after the offering and gives effect to the conversion of 106,507,439 shares of preferred stock into 106,507,439 shares of common stock. For purposes of the table below, we treat shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days after March 31, 2007 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other stockholder.

		Percentage of shares beneficially owned
	Number of shares of common stock beneficially owned prior to offering
Name and address of beneficial owner**		Before offering	After offering

5% Stockholders
Funds managed by Polaris(1)	17,054,523	14.91%
TVM V Life Science Ventures GmbH & Co. KG(2)	13,531,547	11.83%
John W. Henry Trust dated July 20, 1990(3)	11,904,762	10.41%
CHP II, L.P.(4)	10,885,714	9.52%
Funds managed by Skyline Venture Management(5)	9,692,262	8.47%
Funds managed by Three Arch Management(6)	8,782,738	7.68%
Funds managed by Wellcome Trust(7)	5,863,096	5.13%
Directors and Named Executive Officers
Christoph Westphal, M.D., Ph.D.(8)	2,792,066	2.44%
Garen Bohlin(9)	468,750	*
Peter Elliott, Ph.D.(10)	583,631	*
Michael Jirousek, Ph.D.	—	*
Richard Aldrich(11)	443,750	*
John Clarke(12)	10,885,714	9.52%
Alan Crane	—	*
John Freund, M.D.(13).	9,692,262	8.47%
Stephen Hoffman, Ph.D., M.D.	—	*
Wilfred E. Jaeger, M.D.(14)	8,782,738	7.68%
Stephen Kraus	—	*
Richard Pops(15)	265,625	*
Paul Schimmel, Ph.D.(16)	1,909,375	1.59%
David Sinclair, Ph.D.(17)	1,270,506	1.11%
All current executive officers and directors as a group (14 persons)(18)	37,094,417	32.03%

*
Indicates beneficial ownership of less than one percent.

**
The address of the directors and named executive officers is Sirtris Pharmaceuticals, Inc., 790 Memorial Drive, Cambridge, MA 02139.

(1)
The address for Polaris is 1000 Winter Street Waltham, MA 02457. Consists of 16,751,161 shares held by Polaris Venture Partners IV, L.P. and 303,362 shares held by Polaris Venture Partners Entrepreneurs' Fund, L.P. Polaris Venture Management Co. IV, L.L.C. is the general partner of Polaris Venture Partners IV, L.P. and may be deemed to have sole voting and dispositive powers with respect to the shares held by Polaris Venture Partners IV, L.P.

(2)
The address for TVM is 101 Arch Street, Suite 1950 Boston, MA 02110. TVM V Life Sciences Venture Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. The investment committees, composed of certain Managing Limited Partners of TVM, have voting and dispositive authority over the shares held by each of these entities and therefore beneficially own such shares. Decisions of the investment committees are made by a majority vote of their members and, as a result, no single member of the investment committees has voting or dispositive authority over the shares. Hubert Birner, Gert Caspritz, Mark Cipriano, John J. DiBello, Alexandra Goll, Stefan Fischer, David Poltack, Helmut Schuhsler and Bernd Seibel are the members of the investment committee of TVM V Life Science Ventures Management GmbH & Co. KG. Each disclaims beneficial ownership of the shares held by TVM V Life Science Ventures Management GmbH & Co. KG.

(3)
The address for John W. Henry Trust dated July 20, 1990 is c/o John W. Henry & Company, Inc., 301 Yamato Road, Suite 2200, Boca Raton, FL 33431. John W. Henry is the sole beneficiary of the John W. Henry Trust dated July 27, 1990.

(4)
The address for CHP II, L.P. is 600 Alexander Park, Suite 204, Princeton, NJ 08540. The voting and investment power over the shares held by CHP II, L.P. is shared among John Clarke, Brandon H. Hull, Lisa Skeete Tatum, and John J. Park. Mr. Clarke disclaims beneficial ownership of the shares held by CHP II, L.P., except to the extent of his pecuniary interest therein.

(5)
The address for Skyline Ventures is 525 University Avenue, Suite 520, Palo Alto, CA 94301. Consists of 9,456,810 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 235,452 shares held by Skyline Venture Partners III, L.P. The General Partner of each of the Skyline Funds is Skyline Venture Management III, LLC, for which both John Freund and Yasunori Kaneko are Managing Directors and therefore have shared control. Drs. Freund and Kaneko both disclaim beneficial ownership of the shares held by the Skyline funds.

(6)
The address for Three Arch Partners is 3200 Alpine Road, Portola Valley, CA 94028. Consists of 8,593,004 shares held by Three Arch Partners IV, L.P. and 189,734 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, Mark Wan, William Harrington, Richard Lin, Michael Kaplan, and Barclay Nicholson are members of Three Arch Management IV, LLC. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch Partners IV, L.P. Three Arch Associates IV, L.P. and Three Arch Management IV, LLC except to the extent of his pecuniary interest therein.

(7)
The address for the Wellcome Trust is 215 Euston Road, London NW1 2BE, United Kingdom.

(8)
Consists of 2,440,846 shares and 176,339 shares of common stock underlying options exercisable within 60 days of March 31, 2007, in addition to 160,000 shares over which Dr. Westphal may be deemed to have voting and dispositive power due to his position as trustee of the trusts that hold the shares. Dr. Westphal disclaims beneficial ownership of the shares held by such trusts.

(9)
Consists of 468,750 shares of common stock underlying options exercisable within 60 days of March 31, 2007.

(10)
Consists of 505,506 shares of common stock and 78,125 shares of common stock underlying options exercisable within 60 days of March 31, 2007.

(11)
Consists of 243,750 shares of common stock and 21,875 shares of common stock underlying options exercisable within 60 days of March 31, 2007. Additionally, consists of 200,000 shares held by RA Capital Associates. Richard Aldrich is Chairman of RA Capital Management, LLC, which is affiliated with RA Capital Associates. Mr. Aldrich disclaims beneficial ownership of shares held by RA Capital Associates, except to the extent of his pecuniary interest therein.

(12)
Consists of 10,885,714 shares held by CHP II, L.P. Mr. Clarke shares voting and investment power over the shares held by CHP II, L.P. and disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

(13)
Consists of 9,456,810 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 235,452 shares held by Skyline Venture Partners III, L.P. The General Partner of each of the Skyline Funds is Skyline Venture Management III, LLC, for which John Freund is a Managing Director and therefore has shared control. Dr. Freund disclaims beneficial ownership of the shares held by the Skyline funds.

(14)
Consists of 8,593,004 shares held by Three Arch Partners IV, L.P. and 189,734 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger is a member of Three Arch Management IV, LLC. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch Partners IV, L.P., Three Arch Associates IV, L.P. and Three Arch Management IV, LLC except to the extent of his pecuniary interest therein.

(15)
Consists of 100,000 shares of common stock and 165,625 shares of common stock underlying options exercisable within 60 days of March 31, 2007.

(16)
Consists of 307,500 shares of common stock held by Paul Schimmel individually, 400,000 shares held jointly with Judith Schimmel, 1,000,000 shares held by Paul Schimmel Prototype PSP, of which Paul Schimmel is trustee, and 109,375 shares of common stock underlying options exercisable within 60 days of March 31, 2007.

(17)
Consists of 854,881 shares of common stock and 415,625 shares of common stock underlying options exercisable within 60 days of March 31, 2007.

(18)
See footnotes 8-17 above.

Description of capital stock, certificate of incorporation
and by-laws

Our authorized capital stock currently consists of 133,000,000 shares of common stock, par value $0.001 per share, and 108,493,750 shares of preferred stock, $0.001 par value per share. Upon completion of this offering, our authorized capital stock will consist of                 shares of common stock and 20,000,000 shares of preferred stock. These totals give effect to the amendment and restatement of our Restated Certificate of Incorporation to delete references to the Series A, A-1, B, C, and C-1 redeemable convertible preferred stock.

On March 31, 2007, the following numbers of shares of common and preferred stock were outstanding:

Common stock	7,885,409 shares
Series A redeemable convertible preferred stock	10,000,000 shares
Series A-1 redeemable convertible preferred stock	21,666,667 shares
Series B redeemable convertible preferred stock	33,750,000 shares
Series C redeemable convertible preferred stock	19,700,892 shares
Series C-1 redeemable convertible preferred stock	21,389,880 shares

All of the outstanding preferred stock will convert into 106,507,439 shares of common stock upon completion of this offering. Upon completion of this offering, we expect to have approximately             shares of common stock outstanding. As of March 31, 2007, we had approximately 101 stockholders.

The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common stock

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Dividend policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and nonassessable.

Preferred stock

We are currently authorized to issue 108,493,750 shares of preferred stock. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of

106,507,439 shares of common stock. Immediately after this conversion, the outstanding shares of preferred stock will be cancelled, and the total number of shares of preferred stock that we are authorized to issue will be reduced to 20,000,000 shares.

Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

On August 15, 2005, we issued to ARE-770/784/790 Memorial Drive, LLC, a warrant to purchase up to 62,500 shares of our common stock at a price per share of $0.80. The exercise price and number of shares issuable are subject to an adjustment in the event of a reorganization, a consolidation or merger, a recapitalization, a reclassification of our securities, a stock split or combination. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. This warrant has not been exercised and expires on August 15, 2015.

On April 17, 2006, in connection with a credit facility, we issued to Hercules Technology Growth Capital, Inc., a warrant to purchase up to 669,643 shares of our common stock at a price per share of $1.12, of which 446,428 shares are currently exercisable and up to 223,215 additional shares will be exercisable if we make additional borrowings under existing loan agreements. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and is exercisable for a period ending upon the later to occur of (i) ten years from the effective date of April 17, 2006; or (ii) five years after the initial public offering of our common stock.

On June 23, 2006, we issued to Silicon Valley Bank a warrant, subsequently assigned to SVB Financial Group, to purchase up to 24,938 shares of our common stock at a price per share of

$0.80, of which 13,264 shares are exercisable. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. Upon the completion of this offering, this warrant will automatically become exercisable for that number of shares of our common stock as would have been issuable had this warrant been exercised prior to this offering. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon the conversion to common stock of the preferred stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on June 23, 2016.

Registration rights

The holders of the 107,252,846 shares of common stock to be issued upon conversion of all series of our Series A convertible preferred stock, Series A-1 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock, and Series C-1 convertible preferred stock, and including warrants to purchase up to 745,407 shares of common stock, are entitled to demand that we register those shares, known as registrable shares, under the Securities Act commencing six months after the closing of this offering. In addition, if we propose to register any more of our securities under the Securities Act after the closing of this offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for a demand registration and the right of the underwriters of a registered offering of our common stock to limit the number of shares included in the offering. Holders of registrable shares can require us to file the registration at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect the registration. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after six months of the closing of this offering if they are not then able to sell all of their shares under Rule 144. Holders of these rights did not have the right to have their registrable shares registered under the Securities Act as part of this offering. The holders of warrants to purchase up to 745,407 shares of our common stock, assuming the exercise in full of such options and the conversion to common stock of the preferred stock issuable pursuant thereto, also hold registration rights on such shares.

Anti-takeover provisions of our Delaware certificate of incorporation and by-laws

In addition to the board of directors' ability to issue shares of preferred stock, upon completion of this offering, our certificate of incorporation and by-laws will contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Classified board.    Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management—Board of directors." Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Elimination of stockholder action through written consent.    Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the ability to call special meetings.    Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advanced notice procedures for stockholder proposals.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to the certificate of incorporation or by-laws.    Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware law governing business combinations

Following the consummation of this offering, we will be subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any "business combination"

transactions with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

•
prior to such date, the board of directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining such status;

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upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with some of our current directors and officers. We expect to enter into a similar agreement with any new directors. We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be ComputerShare.

NASDAQ Global Market

We have applied to list our common stock for quotation on The NASDAQ Global Market under the symbol "SIRT."

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the perception of those sales, could adversely affect prevailing market prices and could impair our ability to raise equity capital. Furthermore, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

After the closing of this offering, we will have outstanding an aggregate of             shares of our common stock, assuming that there are no exercises of currently outstanding warrants or options and that the underwriters do not exercise their over-allotment option. Of these             shares, the             shares sold in this offering will be freely tradable, unless those shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

The remaining             shares of common stock held by our existing stockholders are deemed "restricted securities" as that term is defined in Rule 144 under the Securities Act and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rules 144, 144(k) and 701 of the Securities Act, as described below, or are subject to the contractual restrictions described below. Of the             shares not subject to these restrictions:

•
approximately             shares may be sold immediately after completion of this offering under Rule 144(k);

•
approximately             additional shares may be sold under Rules 144 and 701 beginning 90 days after the effective date of this offering;

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approximately             shares will become eligible for sale from time to time before the expiration of the 180-day lock-up period described below; and

•
approximately             additional shares may be sold under Rules 144 and 701 upon expiration of the 180-day lock-up period as described below.

The remaining shares will become eligible for sale from time to time thereafter.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of common stock then outstanding, which will be approximately             shares after this offering; or

•
the average weekly trading volume of the common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that we have made current public information about ourselves available.

Rule 144(k)

Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144, if:

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the person is not an affiliate of ours and has not been an affiliate of ours at any time during the three months preceding such a sale; and

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the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, or individuals acting as a consultant or advisor to us and who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions contained in Rule 144, including the holding period.

Lock-up agreements

Our directors, officers, stockholders, optionholders and warrant holders beneficially owning an aggregate of 114,108,661 shares of our common stock prior to this offering, based on shares outstanding as of March 31, 2007 and after giving effect to the conversion of outstanding preferred stock into shares of common stock, options to purchase 14,527,641 shares of our common stock and warrants to purchase 745,407 shares of our common stock, have entered into lock-up agreements. Pursuant to these agreements, such holders agree not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of or enter into any swap, short sale, hedge or similar transaction with respect to any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Transfers or dispositions by such holders can be made sooner, provided that in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement:

•
with the prior consent of J.P. Morgan Securities Inc.;

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as a bona fide gift or gifts;

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to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder or his or her immediate family, provided any such transfer shall not be a disposition for value; or

•
by will or intestacy to the holder's legal representative, heir or immediate family.

Holders that are not directors, officers or employees, or their immediate family members, may also transfer or dispose of shares of common stock that were acquired after the completion of this offering in open market transactions, or provided that the transferee of such shares agrees to be bound by the lock-up agreement, as a distribution to such holder's partners, members or stockholders.

Registration rights

Upon completion of this offering, based upon holdings as of March 31, 2007, the holders of 106,507,439 shares of our common stock have rights to require or participate in the registration of those shares under the Securities Act. Based upon holdings as of March 31, 2007, the holders of warrants to purchase up to 745,407 shares of common stock are also entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. All rights to register shares in connection with this offering have been waived. Please see "Description of capital stock, certificate of incorporation and by-laws—Registration rights" for a detailed description of these registration rights.

Stock options

As of March 31, 2007, options to purchase 14,527,641 shares of our common stock with a weighted average exercise price of $0.27 per share were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. Ninety days after the date of this prospectus, we plan to file registration statements under the Securities Act to register approximately 21,250,000 shares of common stock issuable under our 2004 Stock Plan. Those registrations are expected to become effective upon filing with the SEC. Accordingly, common stock registered under those registration statements will, after expiration of any lock-up agreements, be eligible for immediate sale in the open market, except for shares acquired by affiliates, which will be subject to the requirements of Rule 144 described above.

Warrants

As of March 31, 2007, warrants to purchase up to 745,407 shares of our common stock with a weighted average exercise price of $1.09 per share, of which 522,192 shares were exercisable as of March 31, 2007. Upon completion of this offering, there will be warrants outstanding to purchase 745,407 shares of common stock at an average exercise price of $1.09 per share. Any shares purchased pursuant to the "cashless exercise" feature of these outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party.

Material U.S. federal tax considerations for non-U.S.
holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. A "non-U.S. holder" means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States,

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a corporation, partnership, or any other organization taxable for U.S. federal income tax purposes as a corporation or partnership created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

•
an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source, or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a U.S. person.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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banks, insurance companies, or other financial institutions;

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tax-exempt organizations;

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controlled foreign corporations or passive foreign investment companies;

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brokers or dealers in securities or currencies;

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pass-through entities (e.g. partnerships) or persons who hold our common stock through pass-through entities;

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regulated investment companies;

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pension plans;

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owners of more than 5% of our common stock;

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persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

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certain U.S. expatriates.

In addition, if a partnership (including any entity treated as a partnership under U.S. federal income tax law) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on our common stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on sale or other disposition of our common stock."

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

Dividends that are treated as "effectively connected" with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as "United States trade or business income," are generally exempt from the 30% withholding tax if the

non-U.S. holder satisfies applicable certification and other requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on sale or other disposition of our common stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

•
the gain is United States trade or business income, in which case such holder (i) will be subject to tax on the net gain derived from the sale or disposition under the graduated United States federal income tax rates applicable to United States persons and (ii) if a corporation, may be subject to the branch profits tax, both as described above in "Distributions on our common stock;"

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements in which case the holder will be subject to a flat 30% tax on the amount by which the gain derived from the sale, and certain other United States source capital gains realized during such year exceed certain United States source capital losses realized during such year; or

•
certain rules (described below) relating to "United States real property holding corporation" status apply to such sale or other disposition.

Gain recognized on a sale or other disposition of our common stock may be subject to U.S. federal income tax (and, in certain circumstances, to withholding tax) if (1) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs and (2) we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

United States federal estate tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup withholding, information reporting and other reporting requirements

We must report to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in "Distributions on our common stock," generally will be exempt from United States backup withholding.

Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering. J.P. Morgan Securities Inc., CIBC World Markets Corp., Piper Jaffray & Co., JMP Securities LLC, and Rodman & Renshaw, LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Piper Jaffray & Co.
JMP Securities LLC
Rodman & Renshaw, LLC
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                    per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over- allotment exercise	With full over-allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                    .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol "SIRT."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering; and

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus for us. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

Experts

The consolidated financial statements of Sirtris Pharmaceuticals, Inc. at December 31, 2005 and 2006 and for the years then ended and for the period from March 25, 2004 (date of inception) through December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the period from March 24, 2004 (date of inception) through December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report thereon appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Company being in the development stage), and have been so included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

Change in independent registered public accounting firms

Our consolidated financial statements as of December 31, 2004 and for the period from March 25, 2004 (date of inception) through December 31, 2004 were audited by Deloitte & Touche LLP, an independent registered public accounting firm. On February 28, 2006, we dismissed Deloitte & Touche LLP and appointed Ernst & Young LLP to audit our consolidated financial statements as of and for the year ended December 31, 2005. Our board of directors and audit committee approved the dismissal of Deloitte & Touche LLP and appointment of Ernst & Young LLP as our independent registered public accounting firm.

The report of Deloitte & Touche LLP on our consolidated financial statements as of December 31, 2004 and for the period from March 25, 2004 (date of inception) through December 31, 2004, which is dated July 27, 2005 and expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Company being in the development stage, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. During the period from March 25, 2004 (date of inception) and through February 28, 2006, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which disagreements if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference thereto in their report on the consolidated financial statements as of December 31, 2004 and the period from March 25, 2004 (date of inception) through December 31, 2004. During the period from March 25, 2004 (date of inception) through December 31, 2004 and through February 28, 2006, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

On February 28, 2006, we engaged Ernst & Young LLP as our new independent registered public accounting firm. Our audit committee and board of directors have approved this action. During the period from March 25, 2004 (date of inception) through February 28, 2006, neither we nor any person on our behalf has consulted with Ernst & Young LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and we were not provided with a written report or oral advice by Ernst & Young LLP that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue.

We delivered a copy of this disclosure to Deloitte & Touche LLP on February 25, 2007. Concurrently therewith, we requested that Deloitte & Touche LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Deloitte & Touche LLP. Attached to the registration statement on Form S-1 of which this prospectus is a part as Exhibit 16.1 is a copy of the letter of Deloitte & Touche LLP to the SEC dated                           , 2007.

Where you can find more information

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or other documents. When we complete this offering, we will be required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.sirtrispharma.com as soon as reasonably practicable after filing such documents with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of The NASDAQ Global Market. For further information on obtaining copies of our public filings at The NASDAQ Global Market, you should call (212) 656-5060.

Sirtris Pharmaceuticals, Inc.
(A development-stage company)

Index to consolidated financial statements

Page
Reports of independent registered public accounting firms	F-2
Consolidated balance sheets as of December 31, 2005 and 2006, and December 31, 2006 (pro forma, unaudited)	F-4
Consolidated statements of operations for the period from March 25, 2004 (date of inception) through December 31, 2004, the years ended December 31, 2005 and 2006, and the period from March 25, 2004 (date of inception) through December 31, 2006	F-5
Consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit) for the period from March 25, 2004 (date of inception) through December 31, 2004 and the years ended December 31, 2005 and 2006	F-6
Consolidated statements of cash flows for the period from March 25, 2004 (date of inception) through December 31, 2004, the years ended December 31, 2005 and 2006, and the period from March 25, 2004 (date of inception) through December 31, 2006	F-7
Notes to consolidated financial statements	F-8

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Sirtris Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Sirtris Pharmaceuticals, Inc. (a development-stage company) (the Company) as of December 31, 2005 and 2006 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' (deficit) equity and cash flows for the years then ended and the period from March 25, 2004 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements for the period March 25, 2004 (date of inception) through December 31, 2004, were audited by other auditors whose report dated July 27, 2005, except for paragraph seven of Note 10 as to which the date was September 20, 2005, expressed an unqualified opinion on those statements. The consolidated financial statements for the period from March 25, 2004 (date of inception) through December 31, 2004 include a net loss of $1,844,000. Our opinion on the statement of operations, redeemable convertible preferred stock and statement of stockholders' (deficit) equity and cash flows for the period March 25, 2004 (date of inception) through December 31, 2006 insofar as it relates to amounts for prior periods through December 31, 2004, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for the years then ended and the period from March 25, 2004 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payments using the prospective-transition method.

/s/ Ernst & Young LLP
February 16, 2007 Boston, Massachusetts

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Sirtris Pharmaceuticals, Inc.

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows of Sirtris Pharmaceuticals, Inc. and subsidiary (a development stage company) (the "Company") for the period from March 25, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from March 25, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Company is in the development stage as of December 31, 2004. As discussed in Note 1 to the consolidated financial statements, successful completion of the Company's development program and, ultimately, the attainment of revenue and profitable operations are dependent upon future events, including maintaining or obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
July 27, 2005

Sirtris Pharmaceuticals, Inc.
(A development-stage company)

Consolidated balance sheets
(in thousands, except share and per share data)

	December 31,
	2005	2006	Pro forma (Unaudited)

Assets
Current assets:
Cash and cash equivalents	$7,836	$7,513	$7,513
Short-term investments	25,784	42,497	42,497
Prepaid expenses and other current assets	437	346	346
Restricted cash	—	26	26

Total current assets	34,057	50,382	50,382
Property and equipment, net	637	1,481	1,481
Other assets	—	223	223
Restricted cash	26	—	—

Total assets	$34,720	$52,086	$52,086

Liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity
Current liabilities:
Accounts payable	$750	$829	$829
Accrued expenses	619	1,197	1,197
Current portion of notes payable, net of discount	—	1,018	1,018

Total current liabilities	1,369	3,044	3,044
Deferred rent, net of current portion	18	—	—
Warrants to purchase shares subject to redemption	—	438	—
Notes payable, net of current portion and discount	—	9,425	9,425
Commitments (Note 10)
Redeemable convertible preferred stock, at liquidation value	44,770	66,813	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value; authorized 152,046 shares at December 31, 2005 and 206,575 shares at December 31, 2006 (actual and pro forma), 6,025, 7,061 and 92,179 shares issued and outstanding at December 31, 2005 and 2006, (actual) and December 31, 2006 (pro forma), respectively	6	7	92
Additional paid-in capital	229	910	68,076
Deferred compensation	(73)	—	—
Accumulated other comprehensive income (loss)	(39)	22	22
Deficit accumulated during the development stage	(11,560)	(28,573)	(28,573)

Total stockholders' (deficit) equity	(11,437)	(27,634)	39,617

Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$34,720	$52,086	$52,086

See accompanying notes

Sirtris Pharmaceuticals, Inc.
(A development-stage company)

Consolidated statements of operations
(in thousands, except share and per share data)

	Period from March 25, 2004 (date of inception) through December 31, 2004			For the Period from March 25, 2004 (date of inception) through December 31, 2006
		Year Ended December 31,
		2005	2006

Revenue	$—	$68	$—	$68
Operating expenses:
Research and development(1)	1,190	7,062	14,242	22,494
General and administrative(1)	699	3,865	4,340	8,904

Total operating expenses	1,889	10,927	18,582	31,398
Loss from operations	(1,889)	(10,859)	(18,582)	(31,330)
Interest income	45	1,143	2,447	3,635
Interest expense	—	—	(878)	(878)

Net loss	$(1,844)	$(9,716)	$(17,013)	$(28,573)

Net loss per share—basic and diluted	$(0.93)	$(3.16)	$(3.52)

Weighted average number of common shares used in net loss per share—basic and diluted	1,995,468	3,087,716	4,854,646
Unaudited
Pro forma net loss per share—basic and diluted			$(0.20)
Shares used in computing pro forma net loss per share—basic and diluted			85,603,228
(1) Amounts include stock-based compensation expense, as follows:
Research and development	13	61	557
General and administrative	—	61	201

See accompanying notes

Sirtris Pharmaceuticals, Inc.
(A development-stage company)

Consolidated statements of redeemable convertible preferred stock and stockholders' (deficit) equity

(in thousands, except share and per share data)

	Series A redeemable convertible preferred stock		Series A-1 redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Series C redeemable convertible preferred stock
									Common stock				Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage
											Additional paid-in capital
												Deferred compensation
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total

Balance on March 25, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,844)	(1,844)
Issuance of nonvested common stock to founders	—	—	—	—	—	—	—	—	1,700,000	2	—	—	—	—	2
Issuance of common stock to founders	—	—	—	—	—	—	—	—	950,000	1	—	—	—	—	1
Issuance of common stock in exchange for licenses and services	—	—	—	—	—	—	—	—	640,000	—	31	—	—	—	31
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $80	10,000,000	4,920	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $73	—	—	21,666,667	12,927	—	—	—	—	—	—	—	—	—	—	—
Deferred stock-based compensation relating to nonvested common stock	—	—	—	—	—	—	—	—	—	—	51	(51)	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	13	—	—	13
Accretion of redeemable convertible preferred stock to redemption value	—	7	—	2	—	—	—	—	—	—	(9)	—	—	—	—

Balance at December 31, 2004	10,000,000	4,927	21,666,667	12,929	—	—	—	—	3,290,000	3	73	(38)	—	(1,844)	(1,806)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,716)	(9,716)
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	(39)	—	(39)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(9,755)

Issuance of nonvested common stock to employee at below fair market value	—	—	—	—	—	—	—	—	2,000,000	2	118	(118)	—	—	2
Issuance of nonvested common stock to employee at fair market value	—	—	—	—	—	—	—	—	110,000	—	9	—	—	—	9
Issuance of common stock in exchange for licenses	—	—	—	—	—	—	—	—	625,000	1	50	—	—	—	51
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $140	—	—	—	—	33,750,000	26,860	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	16	—	14	—	23	—	—	—	—	(54)	—	—	—	—
Issuance of warrants in connection with lease	—	—	—	—	—	—	—	—	—	—	5	—	—	—	5
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	28	83	—	—	111

Balance at December 31, 2005	10,000,000	4,943	21,666,667	12,943	33,750,000	26,883	—	—	6,025,000	6	229	(73)	(39)	(11,560)	(11,437)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,013)	(17,013)
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—	61	—	61

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	$(16,952)

Exercise of stock options	—	—	—	—	—	—	—	—	1,036,064	1	76	—	—	—	77
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $96	—	—	—	—	—	—	19,700,892	21,969	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	16	—	15	—	29	—	15	—	—	(75)	—	—	—	(75)
Reclassification of deferred compensation upon adoption of SFAS 123(R)	—	—	—	—	—	—	—	—	—	—	(78)	73	—	—	(5)
Stock-based compensation expense for non-employee awards	—	—	—	—	—	—	—	—	—	—	506	—	—	—	506
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	252	—	—	—	252

Balance at December 31, 2006	10,000,000	4,959	21,666,667	12,958	33,750,000	26,912	19,700,892	21,984	7,061,064	7	910	—	22	(28,573)	(27,634)

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(10,000,000)	—	(21,666,667)	—	(33,750,000)	—	(19,700,892)	—	85,117,559	85	67,166	—	—	—	67,251

Pro forma, December 31, 2006 (unaudited)	—	$—	—	$—	—	$—	—	$—	92,178,623	$92	$68,076	$—	$22	$(28,573)	$39,617

See accompanying notes

Sirtris Pharmaceuticals, Inc.
(A development-stage company)
Consolidated statements of cash flows
(in thousands, except share and per share data)

	Year Ended December 31,
				Period from March 25, 2004 (date of inception) through December 31, 2006
	2004	2005	2006

Operating activities
Net loss	$(1,844)	$(9,716)	$(17,013)	$(28,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8	120	297	425
Stock-based compensation expense	13	122	758	893
Issuance of common stock in exchange for licenses and services	32	50	—	82
Non-cash rent expense	—	5	20	25
Non-cash interest expense	—	—	92	92
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(67)	(370)	91	(346)
Other assets	—	—	(257)	(257)
Accounts payable	629	121	79	829
Accrued expenses	371	248	578	1,197
Deferred rent	—	18	(18)	—

Net cash used in operating activities	(858)	(9,402)	(15,373)	(25,633)
Investing activities
Purchases of property and equipment	(272)	(492)	(1,141)	(1,905)
Purchases of short-term investments	—	(52,700)	(56,727)	(109,427)
Sales/maturities of short-term investments	—	26,877	40,075	66,952
Decrease (increase) in restricted cash	(63)	37	—	(26)

Net cash used in investing activities	(335)	(26,278)	(17,793)	(44,406)
Financing activities
Proceeds from the issuance of redeemable convertible preferred stock	17,846	26,860	21,969	66,675
Proceeds from the issuance of common stock	3	—	77	80
Proceeds from notes payable	—	—	10,797	10,797

Net cash provided by financing activities	17,849	26,860	32,843	77,552

Net increase (decrease) in cash and cash equivalents	16,656	(8,820)	(323)	7,513
Cash and cash equivalents at beginning of period	—	16,656	7,836	—

Cash and cash equivalents at end of period	$16,656	$7,836	$7,513	$7,513

Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—	$605	$605

Supplemental disclosure of non-cash financing activities
Deferred stock-based compensation	$51	$118	$—	$169

Accretion of redeemable convertible preferred stock to redemption value	$9	$54	$75	$138

Discount to note payable for warrant valuation	$—	$—	$413	$413

See accompanying notes

Sirtris Pharmaceuticals, Inc.
(A development-stage company)

Notes to consolidated financial statements
(in thousands, except share and per share data)

1. Nature of business

 Sirtris Pharmaceuticals, Inc. (the Company) was incorporated on March 25, 2004 as a Delaware corporation. The Company is a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases of aging by modulating sirtuins, a recently discovered class of enzymes.

Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, recruiting management and technical staff, acquiring operating assets, seeking protection for its technology and product candidates and raising capital. The Company has not commenced its planned principal operations. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7 Accounting and Reporting by Development Stage Enterprises. The Company operates as a single segment with operations in Cambridge, Massachusetts.

The Company is subject to a number of risks similar to other life science companies in the development stage, including but not limited to raising additional capital, development by its competitors of new technological innovations, market acceptance of the Company's products, and protection of proprietary technology. If it does not successfully commercialize any of its product candidates, it will be unable to generate product revenue or achieve profitability. As of December 31, 2006, the Company had an accumulated deficit of $28.6 million. It expects to continue to incur increasing losses over the next several years and may never be profitable.

2. Summary of significant accounting policies

Unaudited pro forma presentation

The unaudited pro forma balance sheet and the unaudited pro forma statement of redeemable, convertible preferred stock and stockholders' equity (deficit) reflect the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 85,117,559 shares of common stock as though the completion of the initial public offering contemplated by the filing of this prospectus had occurred on December 31, 2006. Shares of common stock issued in the initial public offering and any related estimated net proceeds are excluded from such pro forma information. In addition, the Company has outstanding warrants to purchase 87,438 and 669,643 shares of Series B and Series C redeemable convertible preferred stock, respectively, of which 75,764 and 446,428 shares are currently exercisable. These warrants will convert into an equal number of warrants to purchase shares of common stock.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sirtris Pharmaceuticals Securities Corp. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates. The Company utilizes certain estimates to record expenses relating to research and development contracts entered into with third-party service providers. These estimates, which are primarily related to the length of service of each contract, are determined by the Company based on input from internal project management as well as from third-party service providers. The Company believes the estimates used are appropriate to serve as a basis for recording the expenses and related accrued liabilities, if applicable, based on available evidence at December 31, 2005 and 2006.

The Company also utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company has historically granted stock options at exercise prices not less than the fair market value of its common stock as determined by the Board of Directors, with input from management. The Board of Directors has historically determined the estimated fair value of the Company's common stock on the date of grant based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to the Company's common stock at the time of each grant and, the likelihood of achieving a liquidity event such as an initial public offering or sale of the company.

The following table presents the grant dates and related exercise prices of stock options granted to employees in 2006:

	Number of options granted	Exercise price

February 28, 2006	1,504,000	$0.15
August 30, 2006	3,684,400	$0.21
October 20, 2006	30,000	$0.21
December 15, 2006	671,000	$0.60

Total	5,889,400

At the time of each of these stock option grants, the exercise price was determined by the Board of Directors, with input from management, based on the various objective and subjective factors noted above. In addition, for certain stock option awards in 2006, the Company prepared valuation reports to document the fair value of its common stock for financial reporting purposes.

The exercise price for stock options granted on February 28, 2006 was set by the Board of Directors based upon an internal valuation model. The internal valuation model used a liquidation analysis as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The exercise prices for stock options granted on August 30, 2006 and October 20, 2006 were determined by the results of the Company's valuation that was completed in July 2006. The exercise price for stock options granted on December 15, 2006 was determined by the Board of Directors based on the Company's valuation completed on December 15, 2006.

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for an initial public offering, the Company reexamined the valuations of its common stock during 2006. In connection with that reexamination, the Company prepared retrospective valuation reports of the fair value of our common stock for financial reporting purposes as of February 28, 2006, July 15, 2006 and December 15, 2006. The valuation methodologies used in the retrospective valuations are consistent with the Practice Aid. The Company believes that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the time of the initial valuations.

In each of the retrospective valuations, the Company used the market approach to estimate the aggregate future enterprise value of the company for each of the applicable valuation dates. In applying the market approach in the IPO scenario, the Company analyzed market valuations of initial public offerings of biotechnology companies over a two and a half-year period ended April 2006. In analyzing the market valuations, the Company considered several factors related to a group of comparable companies including the number of drug candidates under development, the status of clinical trials, the status of the intellectual property portfolios including patent applications, and the status of corporate partnerships and collaborations with large pharmaceutical companies. The Company concluded that these factors were critical in supporting the use of the market approach since they are the most significant indicators of the fact that the comparable companies operate in the same industry, are relatively similar in size and most importantly, have a comparable stage of development. The Company selected an expected market capitalization based upon the median market capitalization of a group of comparable biotechnology companies since there was no single company that was more representative of the Company's size and stage of development than the others. The Company also considered the prices paid by the Series C and C-1 redeemable convertible preferred stock investors in March and April 2006 and January and February 2007 to validate the median market capitalization obtained from the analysis of biotechnology company initial public offerings.

In applying the market approach in the sale scenario, the Company analyzed sale transactions of biotechnology companies over a five-year period ended July 2006. The Company applied a transaction enterprise value of approximately $125 million. This enterprise transaction value was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidates would be in within the estimated three-year period until a sale or merger would be consumated.

Finally, in applying the market approach in the dissolution scenario, the Company applied a transaction enterprise value of $50 million. This scenario assumes a sale of the Company's existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation preference.

In order to allocate the enterprise values to the common stock, the Company used the probability weighted expected return method described in the Practice Aid. Under this method, the value of the Company's common stock is estimated based upon an analysis of future values for the Company assuming various future outcomes, the timing of which is based on the plans of the Board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company as well as the rights of each share class. The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to the Company's shareholders under each of three possible future scenarios. Two of the scenarios assume a shareholder exit, either through an initial public offering (IPO) or a sale of our company. The third scenario assumes a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by the Company's preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of the Company's common stock were calculated using assumptions including: the expected pre-money or sale valuations based on the market method discussed above; the expected dates of the future expected IPO or sale; and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of our common stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale as discussed above; the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for the Company's common stock under each scenario was probability weighted based on the Company's estimate of the relative occurrence of each scenario.

In the retrospective valuations for February, August and October 2006, the Company's assumptions for the three potential future outcomes were as follows: (i) the Company becomes a public company in the middle of 2007 (IPO scenario), (ii) the Company is acquired in 2-3 years for a premium (sale scenario) and; (iii) the Company is acquired in 3-4 years for less than the liquidation value of preferred stock (dissolution scenario). In the retrospective valuation for December 2006, the Company added a fourth potential future outcome which was a longer term IPO scenario, under which the Company would become a public company in approximately fifteen months from the grant date.

The Company used a 25% probability weight for the IPO scenario in its February 28, 2006 retrospective valuation and increased this percentage in the later retrospective valuations as significant business milestones were achieved, as coverage of the company, its advisors and sirtuins by the popular and scientific press increased and as discussions with investment bankers and institutional investors increased in late 2006, such that the probability weight assigned to the IPO scenarios at July 15, 2006 and December 15, 2006, had increased to 33% and 65%, respectively. The increase in the probability weight assigned to the IPO scenario increased the value ascribed to the Company's common stock. Under the IPO scenario, the fair value of common stock was calculated using the expected aggregate enterprise valuations and a risk-adjusted discount rate of 35% based on the estimated timing of a potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in the Company's common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) the Company's calculated cost of capital. The Company's calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. The Company selected the high end of the range of venture capital return rates for its stage of company due to the risks associated with the early stage of the Company's clinical development, the Company's intellectual property risks and the known high failure rate of biotechnology companies.

The fair value of the Company's common stock under the sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock and in the dissolution scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of the Series A through C redeemable convertible preferred stock. In both scenarios, the total estimated enterprise value was reduced by the repayment of the outstanding debt and a discount for lack of marketability of 15%.

The estimated fair market value of the Company's common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario. The Company incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted in 2006. The retrospective valuations generated per share fair values of common stock of $0.37, $0.41, $0.43 and $0.88, respectively, at February, August, October and December 2006, respectively. This resulted in intrinsic values of $0.22, $0.20, $0.22 and $0.28 per share, respectively.

Cash and cash equivalents

Cash equivalents include all highly liquid investments maturing within 90 days from the date of purchase. Cash equivalents consist of money market funds, certificates of deposit, U.S. agency notes, corporate bonds and commercial paper as of December 31, 2005 and 2006.

Short-term investments

Short-term investments consist primarily of investments with original maturities greater than ninety days and less than one year when purchased. The Company classifies these investments as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Unrealized gains and losses are included in other comprehensive income (loss).

Short-term investments included the following at December 31, 2006 and 2005:

	Cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2006
Commercial paper	$33,980	$17	$—	$33,997
Asset-backed securities	3,876	1	—	3,877
Corporate debt securities	4,619	4	—	4,623

	$42,475	$22	$—	$42,497

	Cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2005
Certificates of deposit	$2,999	$—	$—	$2,999
Commercial paper	4,955	—	(1)	4,954
Corporate debt securities	9,470	—	(31)	9,439
U.S. Government debt securities	8,399	—	(7)	8,392

	$25,823	$—	$(39)	$25,784

All short-term investments have contractual maturities of less than one year. Investments with unrealized losses were in an unrealized loss position for less than a year. As of December 31, 2005, the Company held 19 investments that were in an unrealized loss position. The cost of securities sold is determined based on the specific identification method for purposes of recording realized gains and losses. Gross realized gains and losses on the sales of investments have not been material to the Company's consolidated results of operations.

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. At December 31, 2005 and 2006, substantially all of the Company's cash was deposited in accounts at a single financial institution. The Company maintains its cash and cash equivalents with high quality financial institutions and, accordingly, such funds are subject to minimal credit risk.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and notes payable and warrants approximate their fair values due to their short-term maturities.

The fair value of available-for-sale securities is based upon market prices quoted on the last day of the year.

Property and equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related lease. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets were impaired.

Revenue recognition

During the year ended December 31, 2005, the Company recognized revenue from a grant with the United States Department of Agriculture as the research services were performed and allowable costs were incurred in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 104, Revenue Recognition.

Research and development costs

Research and development costs are expensed as incurred in accordance with SFAS No. 2, Accounting for Research and Development Costs. Research and development costs are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research-related overhead, clinical trial costs, contracted services, license fees, and other external costs. The Company uses external service providers and vendors to conduct clinical trials, to manufacture supplies of product candidates to be used in preclinical and clinical studies, and to provide various other research and development-related products and services.

Sirtris Pharmaceuticals, Inc.
(A development-stage company)
Notes to consolidated financial statements
(in thousands, except share and per share data) (continued)

2. Summary of significant accounting policies (continued)

Patents

Costs to secure and defend patents are expensed as incurred and are classified as general and administrative expense in the Company's consolidated statements of operations. Patent expenses were approximately $27, $644, $739 and $1,410 for the period from March 25, 2004 (date of inception) through December 31, 2004, the years ended December 31, 2005 and 2006 and for the period from March 25, 2004 (date of inception) through December 31, 2006, respectively.

Net loss per share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the period, excluding restricted stock that has been issued but is not yet vested. The Company's potentially dilutive shares, which include redeemable convertible preferred stock, outstanding common stock options, unvested restricted stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

	Period from March 25, 2004 (date of inception) through December 31, 2004
		Year Ended December 31,
		2005	2006

As reported:
Net loss	$(1,844)	$(9,716)	$(17,013)
Accretion of redeemable convertible preferred stock issuance costs	(9)	(54)	(75)

Net loss applicable to common stockholders	(1,853)	(9,770)	(17,088)

Weighted-average number of common shares used in net loss per share—basic and diluted	1,995,468	3,087,716	4,854,646

Net loss per share applicable to common stockholders—basic and diluted	$(0.93)	$(3.16)	$(3.52)

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2004, 2005 and 2006, as they would be anti-dilutive.

	As of December 31,
	2004	2005	2006

Redeemable convertible preferred stock	31,666,667	65,416,667	85,117,559
Options outstanding	1,579,000	8,638,088	13,325,236
Unvested restricted stock under the 2004 stock option plan	—	1,710,000	861,875
Unvested restricted stock issued to founders	1,145,313	826,538	507,770
Warrants outstanding	—	62,500	522,192

Unaudited pro forma net loss per share assuming the conversion of all redeemable convertible preferred stock at the original date of issuance is as follows:

Year Ended December 31, 2006

Unaudited:
Net Loss, as reported:	$(17,013)
Weighted-average common shares outstanding	4,854,646
Weighted-average number of common shares assuming conversion of all redeemable convertible preferred stock at the original date of issuance	80,748,582

Weighted-average common shares used in computing pro forma net loss per share	85,603,228

Pro forma net loss per share—basic and diluted	$(0.20)

Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment("SFAS 123(R)"), using the prospective-transition method in the Statement of Operations. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion 25"), and related interpretations, and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under this transition method, compensation costs related to all equity instruments granted after January 1, 2006 are recognized in the Statement of Operations at the grant-date fair value of the awards. Additionally, under the provisions of SFAS 123(R), the Company is required to include an estimate of the value of the awards that will be forfeited in calculating compensation costs, which is recognized over the requisite service period of the awards on a straight-line basis.

During the year ended December 31, 2006, the Company recorded $188, or $0.04 per share, of stock-based compensation expense as a result of the adoption of SFAS 123(R). Of this amount, the Company allocated $42 and $146 to research and development and general and administrative expenses, respectively, based on the department to which the associated employee reported. No related tax benefits of the stock-based compensation expense have been recognized since the inception of the Company.

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion 25, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, ("EITF 96-18") and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

Comprehensive loss

The Company has applied SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss) be reported in the consolidated financial statements in the period in which they are recognized. Comprehensive loss includes net loss and unrealized gains (losses) on short-term investments.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined for the expected future tax consequences of temporary differences between the Company's financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax assets to the amount that will more likely than not be realized.

Guarantees

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors and officers' insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

The Company leases office space under a non-cancelable operating lease. The Company has a standard indemnification arrangement under the lease that requires it to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the Company's lease.

As of December 31, 2005 and 2006, the Company had not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment and geographic information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments to be presented in interim financial reports issued to stockholders. It also established standards for disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment and the Company operates in only one geographic segment.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption will have a material effect on its financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157; however, it does not believe that the adoption will have a material effect on its consolidated financial statements.

3. Property and equipment

 Property and equipment consists of the following:

		December 31,
	Estimated useful life (years)
		2005	2006

Laboratory equipment	5	$663	$1,363
Construction in progress	N/A	—	278
Computer equipment	3	78	146
Leasehold improvements	Lesser of useful life or lease term	14	109

		755	1,896
Less: accumulated depreciation and amortization		(118)	(415)

		$637	$1,481

Depreciation expense of $8, $120, $297 and $425, was charged to operations for the period from March 25, 2004 (date of inception) through December 31, 2004, the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) through December 31, 2006, respectively.

4. Loan agreements

 In April 2006, the Company entered into a loan agreement with a financial institution to borrow up to $15,000, $10,000 of which was available immediately and an additional $5,000 of which may be available during the third quarter of 2007 if certain clinical milestones are achieved. The Company is obligated to make interest only payments through July 2007 followed by forty-five equal monthly payments of principal and interest. The loan agreement is secured by essentially all the assets of the Company, excluding intellectual property, and bears interest at a rate of 10.60% per annum. In April 2006, the Company borrowed $10,000 under the loan agreement. The Company recorded $257 of debt issuance costs in connection with the loan agreement, which are included in other assets on the consolidated balance sheet and are being recorded as additional interest expense over a 5-year period.

In connection with the loan agreement, the Company agreed to issue warrants to the lender to purchase up to 669,643 shares of Series C redeemable convertible preferred stock, of which 446,428 shares are exercisable based upon amounts drawn on the loan through December 31, 2006. The warrant has an exercise price of $1.12 per share and a term of ten years. The Company recorded the fair value of the warrant of $401 as a discount to the note payable and will amortize the discount to interest expense through April 2011. The offsetting credit has been recorded as warrants to purchase shares subject to redemption in long-term liabilities in accordance with FASB Statement No. 150 (FAS 150), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and FASB Staff Position No. 150-5 (FSP 150-5) Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair value of the Series C redeemable convertible preferred stock of $1.12, volatility of 72.3%, expected term of ten years, risk-free interest rate of 4.69%, and no dividend yield. The Company recorded $57 of interest expense in 2006 related to this warrant.

In May 2006, the Company entered into an equipment loan agreement with a bank to borrow up to $1,500. The Company is obligated to make interest only payments through March 2007 followed by thirty-six equal monthly payments of principal and interest. The Equipment Loan Agreement is secured by the financed equipment and bears interest at a rate of prime plus 0.25% (8.50% at December 31, 2006). At December 31, 2006, $797 was payable under the Equipment Loan and $703 is available under the Loan Agreement through March 31, 2007.

In connection with the equipment loan agreement, the Company agreed to issue warrants to the lender to purchase up to 24,938 shares of Series B redeemable convertible preferred stock, of which 13,264 shares are currently exercisable based upon amounts drawn through December 31, 2006. The warrant has an exercise price of $0.80 per share and a term of ten years. The Company recorded the fair value of the warrant of $12 as a discount to the note payable and will amortize the discount to interest expense through June 2011. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: deemed fair value of the Series C redeemable convertible preferred stock of $1.12, volatility of 72.3%, risk-free interest rate of 4.69%, and no dividend yield. The Company recorded $2 of interest expense in 2006 related to this warrant.

The Company will make the following principal debt payments in the years ending December 31,

2007	$1,102
2008	2,649
2009	2,944
2010	3,036
2011	1,066

Total	$10,797

5. Common stock

 In July 2004, the Company issued 2,650,000 shares of common stock to certain founders and non-employees at the fair market value of $0.001 per share, of which 1,700,000 shares were subject to vesting restrictions. The restrictions lapsed immediately on 25% of the 1,700,000 shares and ratably over a four-year period on the remaining shares, beginning August 2004. Upon the termination of the founders' service, the Company has the right to repurchase the unvested shares at the original issuance price of $0.001 per share. As of December 31, 2005 and 2006, there were 826,538 and 504,770 shares, respectively, subject to repurchase. Of the 1,700,000 shares subject to vesting restrictions, 150,000 shares were issued to a nonemployee as consideration for services. The Company recognized $5, $4, $28 and $37 in stock-based compensation expense relating to such nonemployee shares for the period from March 25, 2004 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006, which is subject to remeasurement over the service period.

In August 2004, the Company issued 400,000 shares of common stock to a university as partial consideration for a license agreement. The shares were valued at $0.05 per share or a total of $20 based upon the deemed fair value of the Company's common stock, as determined by the Board of Directors. The Company recorded the value of those shares as research and development expense in 2004.

Also in August 2004, the Company issued 240,000 shares of fully vested common stock to certain consultants. The shares were valued at $0.05 per share or a total of $12, based upon the deemed fair value of the Company's common stock, as determined by the Board of Directors. The Company recorded the value of those shares as general and administrative expense in 2004.

In February 2005, the Company hired a president and chief executive officer (the CEO). In connection with such hiring, the Company issued 2,000,000 shares of restricted common stock to the CEO at its par value of $0.001 per share, which was less than the fair value of $0.06 per share, determined by the Company's Board of Directors. The Company has the right to repurchase 1,600,000 of these shares for $0.001 per share. Such repurchase rights expire annually at a rate of 20% beginning on January 1, 2006. As of December 31, 2005 and 2006, 1,600,000 and 800,000 shares, respectively, were subject to repurchase by the Company. The Company recorded the intrinsic value of the unvested shares of $95 as deferred compensation in 2005, and was recognizing the amount ratably over the remaining vesting period. Upon the adoption of SFAS 123(R) in January 2006, the Company reclassified $73 of unamortized deferred compensation to additional paid-in capital. Stock-based compensation expense of $45, $24 and $69 was recorded in 2005, 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006 in connection with this restricted stock award.

In May 2005, the Company issued 110,000 shares of restricted common stock to an employee at $0.08 per share, the fair value of the Company's common stock determined by the Company's Board of Directors. As of December 31, 2005 and 2006, 110,000 and 61,875 shares were subject to repurchase by the Company.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

The Company has reserved the following shares of common stock as of December 31, 2006 for the potential conversion of outstanding Preferred Stock and the exercise of stock options and warrants:

Series A redeemable convertible preferred stock	10,000,000
Series A-1 redeemable convertible preferred stock	21,666,667
Series B redeemable convertible preferred stock	33,750,000
Series C redeemable convertible preferred stock	19,700,892
Common stock options	18,711,508
Warrants for the purchase of Series B redeemable convertible preferred stock	87,438
Warrant for the purchase of Series C redeemable convertible preferred stock	669,643

104,586,148

Sirtris Pharmaceuticals, Inc.
(A development-stage company)
Notes to consolidated financial statements
(in thousands, except share and per share data) (continued)

6. Redeemable convertible preferred stock

 As of December 31, 2005 and 2006, redeemable convertible preferred stock was comprised of the following:

	Carrying value at December 31, 2005	Carrying value at December 31, 2006

Series A redeemable convertible preferred stock, $0.001 par value; 10,000,000 shares authorized, issued and outstanding (liquidation preference of $5,000,000)	$4,943	$4,959
Series A-1 redeemable convertible preferred stock, $0.001 par value; 21,666,667 shares authorized, issued and outstanding (liquidation preference of $13,000,000)	12,943	12,958
Series B redeemable convertible preferred stock, $0.001 par value; authorized 34,212,500 and 33,837,500 shares at December 31, 2005 and 2006, respectively, 33,750,000 shares issued and outstanding (liquidation preference of $27,000,000)	26,884	26,912
Series C redeemable convertible preferred stock, $0.001 par value; 20,370,535 shares authorized, 19,700,892 shares issued and outstanding (liquidation preference of $22,065,000)	—	21,984

	$44,770	$66,813

In August 2004, the Company issued 10,000,000 shares of Series A redeemable convertible preferred stock (Series A Preferred stock) at $0.50 per share for net proceeds of $4,920.

In November 2004, the Company issued 21,666,667 shares of Series A-1 redeemable convertible preferred stock (Series A-1 Preferred Stock) at $0.60 per share for net proceeds of $12,927.

In February and March 2005, the Company issued 33,750,000 shares of Series B redeemable convertible preferred stock (Series B Preferred Stock) at $0.80 per share for net proceeds of $26,860.

In March and April 2006, the Company issued 19,700,892 shares of Series C redeemable convertible preferred stock (Series C Preferred Stock) at $1.12 per share for net proceeds of $21,969.

The Company accounts for potentially beneficial conversion features under Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00-27, Application of Issue 98-5 to Certain Convertible Instruments. At the time of each of the issuances of Series A, A-I, B and C redeemable convertible preferred stock, the value of the common stock into which the redeemable convertible preferred stock is convertible had a fair value less than the effective conversion price of the redeemable convertible preferred stock and as such, there was no intrinsic value on the respective committment dates.

The Series A, A-1, B, and C Preferred Stock (collectively, Preferred Stock) have the following characteristics:

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote, except with respect to matters on which Delaware General Corporation Law requires that a vote will be by a separate class. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2006, no dividends have been declared.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then-outstanding Preferred Stock shall receive the greater of (1) $0.50 per share for Series A Preferred Stock, $0.60 per share for Series A-1 Preferred Stock, $0.80 per share for Series B Preferred Stock and $1.12 per share for Series C Preferred Stock plus all declared but unpaid dividends, or (2) such amount per share of Preferred Stock payable as converted into common stock. Any remaining assets of the Company shall be distributed ratably among the holders of common stock. If the assets or surplus funds to be distributed to the holders of the Preferred Stock are insufficient to permit the payment to such holders of their full preferential amount, the assets and surplus funds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each holder is otherwise entitled to receive.

Conversion

Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing $0.50 for Series A Preferred Stock, $0.60 for Series A-1 Preferred Stock, $0.80 for Series B Preferred Stock and $1.12 for Series C Preferred Stock by the conversion price in effect at the time. The initial conversion prices of Series A, Series A-1, Series B and Series C Preferred Stock are $0.50, $0.60, $0.80 and $1.12 per share, respectively, and are subject to adjustment in accordance with anti-dilution provisions contained in the Company's Articles of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $1.68 per share and the gross proceeds are not less than $25,000, or upon the written election of the holders of at least a majority of the then-outstanding shares of the Series A, A-1 and B Preferred Stock voting together as a single class and the holders of at least a majority of the then-outstanding Series C Preferred Stock.

Redemption

On or after March 14, 2011, the holders of at least two-thirds of the outstanding shares of Preferred Stock may require the Company to redeem all, but not less than all, of the Company's Preferred Stock in three equal annual installments. The Company will redeem one third of the Preferred Stock on the first date, one-third of the remaining shares on the first anniversary thereof and the remaining shares on the second anniversary thereof at $0.50 per share for Series A Preferred Stock, $0.60 per share for Series A-1 Preferred Stock, $0.80 per share for Series B Preferred Stock and $1.12 per share for Series C Preferred Stock (as adjusted for any stock dividend, stock split, combination of shares, reclassification or other similar event) plus any declared but unpaid dividends. The maximum redemption amounts at each redemption date are $1,667 for Series A Preferred Stock, $4,333 for Series A-1 Preferred Stock, $9,000 for Series B Preferred Stock and $7,355 for Series C Preferred Stock. The Company is accreting the shares to the redemption values over the period from issuance to the fifth anniversary of the date of sale, such that the carrying amount of the securities will equal the redemption amounts of $5,000, $13,000, $27,000, and $22,065 for Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively. The accretion amounts are recorded as an increase to the carrying value of the Preferred Stock with a corresponding charge to additional paid-in capital and amounted to $9, $54, $75 and $138 for the period from March 25, 2004 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006, respectively. The annual accretion is expected to be $78, $78, $69, $24 and $4 for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

7. Stock option plan

 The Company's 2004 Stock Option Plan (the Plan) provides for the issuance of a total of 19,747,572 shares of common stock in the form of incentive stock options, nonqualified stock options, awards of stock, and direct stock purchase opportunities to directors, officers, employees, and consultants of the Company. Generally, stock options are granted at no less than fair value as determined by the Board of Directors, expire no later than ten years from the date of grant, and vest over various periods not exceeding four years. At December 31, 2006, 3,276,272 shares were available for future grant under the Plan.

The following table shows the weighted average assumptions used to compute stock-based compensation expense for the stock options granted in 2006 using the Black-Scholes option pricing model:

Shares

Employee stock options
Risk-free interest rate	4.75%
Dividend yield	0.0%
Expected term (years)	5.69
Volatility	72.3%

The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. Since the Company has been a private company, it did not have relevant historical data to support its expected term and volatility. As such, the Company analyzed the expected term and volatility of several peer companies to support the assumptions used in its calculations for the year ended December 31, 2006. The Company reviewed these assumptions for peers with sufficient trading history, similar vesting terms and similar in-the-money option status.

Based on these assumptions, the weighted average grant-date fair values of stock options granted during the year ended December 31, 2006 was $0.35 per share. As of December 31, 2006, the total unrecognized compensation expense related to stock options was approximately $1.8 million and the related weighted-average period over which it is expected to be recognized is approximately 3.6 years.

The following table presents the stock option activity for the year ended December 31, 2006:

	Shares of common stock attributable to stock options	Weighted-average exercise price of stock options	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	8,638,088	$0.08
Granted	6,190,400	$0.25
Exercised	(1,036,064)	$0.07
Cancelled	(467,188)	$0.08

Outstanding at December 31, 2006	13,325,236	$0.16	9.02	$9,634

Vested or expected to vest at December 31, 2006	12,658,974	$0.16	8.74	$9,145

Exercisable at December 31, 2006	2,435,594	$0.08	8.49	$1,961

Cash proceeds from stock option exercises were $77 for the year ended December 31, 2006. The intrinsic value of stock options exercised in 2006 was $116.

The Company recorded $39 of stock-based compensation expense in the year ended December 31, 2006 in connection with performance-based awards that were accounted for in accordance with SFAS 123(R).

A summary of the status of nonvested shares of restricted stock accounted for under APB Opinion 25 as of December 31, 2006 is presented below:

Shares

Nonvested at January 1, 2006	1,710,000
Granted	—
Vested	(848,125)
Forfeited	—

Nonvested at December 31, 2006	861,875

Sirtris Pharmaceuticals, Inc.
(A development-stage company)
Notes to consolidated financial statements
(in thousands, except share and per share data) (continued)

7. Stock option plan (continued)

Stock option grants to non-employees

The Company granted stock options to purchase 761,000, 2,280,377 and 301,000 shares of common stock to non-employees at exercises prices of $0.06 to $0.60 in the period from March 25, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. The stock options vest over periods of zero to four years. The Company has recorded the estimated fair value of the nonemployee options on an accelerated basis under FASB Interpretation No. 28 (FIN 28), Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans (an interpretation of APB Opinion No. 15 and 25). The assumptions used in the calculations were as follows: (i) risk-free interest rate of 3.37% to 4.69%, (ii) contractual life of ten years, (iii) volatility of 72% to 100%, and (iv) no expected dividends. The Company recognized stock-based compensation expense relating to the estimated fair value of these options of $8, $62, $478 and $548 for the period from March 25, 2004 (date of inception), the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006, respectively. The unvested stock options are subject to remeasurement over the remaining service period.

8. Income taxes

 At December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $7,272 and $10,031, respectively, available to reduce future taxable income, which expire at various dates beginning in 2010 through 2027. The Company also had federal and state research and development tax credit carryforwards of approximately $352 and $266, respectively, available to reduce future tax liabilities and which expire at various dates beginning in 2020 through 2027. The portion of the Company's net operating loss carryforwards associated with deductible stock option exercises for the year ended December 31, 2006 is $32. The income tax benefit of this amount will be recorded in addition paid-in capital when the tax benefit is realized. The tax benefit will be realized when the Company uses the net operating loss carryforward to reduce income taxes payable. The use of these losses may be limited due to ownership change limitations under Section 382 of the Internal Revenue Code.

Deferred tax assets consist of the following:

	December 31,
	2005	2006

Net operating loss carryforwards	$1,550	$3,101
Research and development credit carryforwards	184	527
Stock-based compensation	—	211
Capitalized research and development	3,109	8,226
Depreciation and other	2	60

Deferred tax asset	4,845	12,125
Valuation allowance	(4,845)	(12,125)

Net deferred tax asset	$—	$—

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and determined that it is more likely than not that the Company will not recognize the benefits of the deferred tax assets. As a result, the Company has fully reserved these tax benefits.

A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows for the years ended December 31, 2005 and 2006.

	Years Ended December 31,
	2005	2006

Income tax computed at federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	6.89%	7.89%
Permanent differences	(0.06)%	(0.59)%
Federal research and development credits	1.09%	1.34%
Change in valuation allowance	(42.05)%	(42.80)%

Total	(0.13)%	(0.16)%

9. Accrued expenses

 Accrued expenses consist of the following:

	December 31,
	2005	2006

Accrued payroll and related benefits	$127	$553
Accrued professional fees	118	184
Accrued other expenses	374	460

	$619	$1,197

10. Significant agreements

 In August 2004, the Company entered into a license agreement for certain intellectual property with a university. The agreement required the Company to pay a nonrefundable license issue fee of $100 and certain accrued patent expenses of approximately $133, and to issue 400,000 shares of common stock to the university upon execution. Such consideration, which totaled $253, was recorded in research and development expenses in 2004. Beginning in August 2006, the Company is obligated to make certain minimum annual royalty and maintenance payments of $25 per year in the period from August 2006 to August 2009 and increasing to a total of $75 over several years, and certain payments are required upon achievement of certain development milestones. The Company recorded $25 of royalty payments in research and development expense in the year ended December 31, 2006. Product royalties may be credited against the minimum annual royalty and maintenance payments.

In April 2005, the Company entered into a license agreement with two different institutions for certain intellectual property. The agreements required the Company to pay $150 at inception as well as certain accrued patent expenses totaling $100. The Company is obligated to make certain minimum annual royalty and maintenance payments starting at $25 in 2007 and increasing to $75 per year in 2016. Product royalties may be credited against the minimum annual payments. In addition, milestone payments are due upon achievement of certain development goals. In connection with the agreement, the Company also issued 350,000 shares of common stock with a fair value of $28. The Company recorded the value of these shares as research and development expense in 2005.

In May 2005, the Company entered into an exclusive license agreement for certain intellectual property. The agreement required the Company to pay $100 at inception, as well as certain accrued patent expenses totaling $12. The Company is obligated to make certain minimum annual royalty and maintenance payments of $50 per year beginning in May 2006 through

May 2014. Product royalties may be credited against the minimum annual payments. In addition, milestone payments are due upon achievement of certain development goals. The Company recorded $50 of royalty payments in research and development expense in the year ended December 31, 2006. In connection with this agreement, the Company also issued 75,000 shares of common stock with a fair value of $6. The Company recorded the value of these shares as research and development expense in 2005.

In June 2005, the Company entered into a license agreement for an exclusive license to certain intellectual property. The agreement required the Company to pay $200 at inception as well as certain accrued patent expenses totaling $9. The Company is obligated to make certain minimum annual royalty and maintenance payments of $25 in 2006 and increasing to $100 per year by 2008. Product royalties may be credited against the minimum annual.payments. In addition, milestone payments are due upon achievement of certain development goals. The Company recorded $25 of royalty payments in research and development expense in the year ended December 31, 2006. In connection with this agreement, the Company also issued 200,000 shares of common stock with a fair value of $16. The Company recorded the value of these shares as research and development expense in 2005.

In January 2006, the Company entered into a license agreement for certain intellectual property with a university. The agreement required the Company to pay $20 at inception as well as certain accrued patent expenses totaling $14. The Company is obligated to make certain minimum annual license maintenance fees of $10 per year beginning in January 2007 and increasing to a maximum of $30 per year. In addition, milestone payments are due upon achievement of certain development goals. The Company recorded $34 of research and development expense in the year ended December 31, 2006 for this agreement.

11. Commitments

 In October 2004, the Company entered into a non-cancelable operating lease for office and laboratory space, which was scheduled to expire on November 14, 2006. The lease agreement provided for free rent for the first two months of the lease term and rent expense was recorded on the straight-line basis. The Company amended the lease in July 2006 to expand the rentable square feet and extend the term through October 2007, with a one year renewal option. The Company had a deferred rent balance of $40 and $18 as of December 31, 2005 and 2006, respectively, included in accrued expenses and deferred rent in the consolidated balance sheets. The Company secured a letter of credit for $26 in connection with the lease and has classified $26 as restricted cash in the consolidated balance sheets.

In connection with the lease, the Company issued a warrant to the lessor to purchase 62,500 shares of the Company's Series B Preferred Stock at an exercise price of $0.80 per share. The warrant expires on August 15, 2015. The Company valued the warrant using the Black-Scholes option pricing method with the following assumptions (1) risk-free interest rate of 4.28%, (ii) term of ten years (iii) volatility of 80% and (iv) no expected dividends. The Company recorded $5, $20 and $25, respectively, as additional rent expense for the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006 and will record the remaining value of the warrants of $17 ratably over the remaining lease term. The offsetting credit was recorded as warrant to purchase shares subject to redemption in accordance with FAS 150 and FSP 150-5.

In August 2005, the Company moved out of its office and laboratory space and entered into a lease agreement for new space. As a result of vacating the facility prior to the expiration of the lease, the Company was involved in a legal dispute with its prior landlord. In March 2006, the Company settled the legal dispute and paid the landlord $175 in cash as well as the $63 the landlord received upon the presentment of the letter of credit. The Company accrued $175 for the settlement as of December 31, 2005.

The future minimum lease payments under this non-cancelable operating lease are as follows:

2007	$402

Rent expense for the period from March 25, 2004 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006 was $39, $410, $376 and $825, respectively.

12. Related-party transactions

 The Company loaned $25 to a founder in connection with the purchase by such founder of 50,000 shares of Series A Preferred Stock in August 2004. The loan bears an interest rate at 2.37%. The loan was repaid in March 2005 in exchange for consulting services provided to the Company by the founder.

In March 2005, the Company entered into a consulting agreement with one of its founders, who is also a member of the Board of Directors. The agreement requires the Company to pay $150 in service fees for one year of service, beginning on March 1, 2005. In March 2006, the agreement was extended on the same terms for a period of one year. The Company recorded $125, $150 and $275 of research and development expense in the years ended December 31,

2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006, respectively, in connection with the agreement.

In October 2005, the Company's CEO entered into an agreement with the Company's landlord for the Company's facility lease to become an industry advisor to the landlord through December 31, 2006. As consideration for such services, the landlord paid the CEO $15 per month. This relationship has continued on the same terms following the expiration of the agreement. Despite this agreement, the Company has concluded that its facility lease agreement has been negotiated at fair value.

13. 401(k) plan

 In February 2005, the Company adopted a 401(k) retirement and savings plan (the 401(k) Plan) covering all employees. The 401(k) Plan allows each participant to contribute up to 50% of base wages up to an amount not to exceed an annual statutory maximum. The Company may elect to match employee contributions. The Company made matching contributions of $39, $118, and $157 for the year ended December 31, 2005 and 2006 and the period from March 25, 2004 (date of inception) to December 31, 2006, respectively.

14. Subsequent event

 On January 22, and February 1, 2007, the Company issued 21,389,880 shares of Series C-1 redeemable convertible preferred stock (Series C-1 Preferred Stock) at $1.68 per share for proceeds of $35,935. The Series C-1 Preferred Stock has similar preferences to Series A, A-1, B and C Preferred Stock discussed in Note 6 except that in the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of the then-outstanding shares of Series C-1 Preferred Stock will receive the greater of (1) $1.68 per share or (2) such amount per share of Preferred Stock payable as converted into common stock. The shares of Series C-1 Preferred Stock automatically convert to common stock immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $1.68 per share and the gross proceeds are not less than $25,000, or upon the written election of the holders of at least a majority of the then-outstanding shares of Series A, A-1 and B Preferred Stock voting together as a single class and the holders of at least a majority of the then-outstanding shares of the Series C and C-1 Preferred Stock voting together as a single class.

shares

Common stock

Prospectus

JPMorgan
CIBC World Markets
Piper Jaffray
JMP Securities
Rodman & Renshaw

                          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until             , 2007 all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fees.

Total

SEC registration fee	$1,862
NASD filing fee	$6,500
NASDAQ Global Market listing fee	$100,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*

Total	*

*
To be filed by amendment.

Item 14. Indemnification of officers and directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Our amended and restated certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our amended and restated certificate of incorporation provides that we shall indemnify our directors to the fullest extent permitted by the laws of the State of Delaware. We have entered into indemnification agreements with some of our directors and officers that provide for indemnification and expense advancement to the fullest extent permitted by the laws of the State of Delaware. We expect to enter into a similar agreement with any new directors.

Our amended and restated certificate of incorporation provides that we may purchase and maintain insurance policies on behalf of our directors and officers against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. We have obtained directors' and officers' liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering.

Item 15. Recent sales of unregistered securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

Issuances of Stock

On July 30, 2004, we issued 2,650,000 shares of our common stock to six accredited investors. The per share price was $0.001 and generated gross proceeds of $2,650. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On August 17, 2004 and September 1, 2004, we issued and sold 10,000,000 shares of our Series A redeemable convertible preferred stock to 31 accredited investors. The per share price was $0.50 and generated gross proceeds to us of $5,000,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On November 16, 2004, we issued and sold 21,666,667 shares of our Series A-1 redeemable convertible preferred stock to 12 accredited investors. The per share price was $0.60 and generated gross proceeds to us of $13,000,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On February 25, 2005 and March 2, 2005, we issued and sold 33,750,000 shares of our Series B redeemable convertible preferred stock to 21 accredited investors. The per share price was $0.80 and generated gross proceeds to us of $27,000,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On March 14, 2006 and April 4, 2006, we issued and sold 19,700,892 shares of our Series C redeemable convertible preferred stock to 28 accredited investors. The per share price was $1.12 and generated gross proceeds to us of $22,065,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On January 23, 2007 and February 1, 2007, we issued and sold 21,389,880 shares of our Series C-1 redeemable convertible preferred stock to 26 accredited investors. The per share price was $1.68 and generated gross proceeds to us of $35,935,000. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the federal Securities Act.

On August 16, 2004, in connection with the license agreement with Harvard University, we issued Harvard University 400,000 shares of common stock. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act.

On March 23, 2005, in connection with the license agreement with Albert Einstein College of Medicine and Johns Hopkins University, we issued to Albert Einstein College of Medicine and Johns Hopkins University 262,500 shares of common stock and 87,500 shares of common stock, respectively. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act.

On May 19, 2005, in connection with the license agreement with Biomol International LP, we issued Biomol International LP 200,000 shares of common stock. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act.

On May 19, 2005, in connection with the license agreement with Washington University, we issued Washington University 75,000 shares of common stock. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act.

Options

Pursuant to our 2004 Stock Plan, we have, in the past three years, granted options to purchase shares of our common stock. Some of these options have lapsed or otherwise expired and are no longer exercisable. The maximum number of shares of common stock which may be issued pursuant to our 2004 Stock Plan is 21,247,572. As of March 31, 2007, we had issued 1,922,284 shares of common stock pursuant to the exercise of stock options granted pursuant to our 2004 Stock Plan. The per share price varied depending on the option and these issuances generated gross proceeds of approximately $142,000. The shares were issued pursuant to Rule 701 of

Regulation E promulgated under the Securities Act. As of March 31, 2007, there remain outstanding options to purchase 14,527,641 shares of our common stock.

Warrants

On August 15, 2005, we issued to ARE-770/784/790 Memorial Drive, LLC, a warrant to purchase up to 62,500 shares of our Series B redeemable convertible preferred stock at a price per share of $0.80, of which 13,264 shares are currently exercisable and up to 11,674 additional shares will be exercisable if we make additional borrowings under existing loan agreements. This warrant has not been exercised and expires on August 15, 2015. The warrant was issued in a private placement pursuant to Section 4(2) of the Securities Act.

On April 17, 2006, in connection with a loan agreement, we issued to Hercules Technology Growth Capital, Inc., a warrant to purchase up to 669,643 shares of our Series C redeemable convertible preferred stock at a price per share of $1.12, of which 446,428 shares are currently exercisable and up to 223,215 additional shares will be exercisable if we make additional borrowings under existing loan agreements. The warrant has not been exercised and is exercisable for a period ending upon the later to occur of (i) ten (10) years from April 17, 2006; or (ii) five (5) years after the initial public offering of our common stock. The warrant was issued in a private placement pursuant to Section 4(2) of the Securities Act.

On June 23, 2006, in connection with an equipment loan agreement, we issued to Silicon Valley Bank a warrant, subsequently assigned to SVB Financial Group, to purchase up to 24,938 shares of our Series B redeemable convertible preferred stock at a price per share of $0.80. The warrant has not been exercised and expires on June 23, 2016. The warrant was issued in a private placement pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules

(a)
Exhibits

Exhibit number	Description of exhibit

*1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of the Registrant.
*3.2	Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.
**3.3	Bylaws, as amended of the Registrant.
*3.4	Restated Bylaws of the Registrant to be effective upon completion of this offering.
*4.1	Form of Common Stock Certificate.
**4.2	Fourth Amended and Restated Registration Rights Agreement, dated January 23, 2007, by and among the Registrant and certain stockholders of the Registrant.
*5.1	Opinion of Ropes & Gray, LLP, counsel to the Registrant, with respect to the legality of securities being registered.
*10.1	2004 Stock Option and Restricted Stock Plan.
*10.2(a)	Form of incentive stock option agreement under 2004 Stock Option and Restricted Stock Plan.

*10.2(b)	Form of nonqualified stock option agreement under 2004 Stock Option and Restricted Stock Plan.
**10.2(c)	Form of restricted stock agreement under 2004 Stock Option and Restricted Stock Plan.
**10.3	Outside Director Compensation Policy.
**10.4	Lease, dated September 9, 2005, by and between Registrant and ARE-770/784/790 Memorial Drive, LLC.
**10.5	Lease, dated June 22, 2006, by and between Registrant and ARE-770/784/790 Memorial Drive, LLC.
**10.6	Security and Loan Agreement, dated April 18, 2006, by and between the Registrant and Hercules Technology Growth Capital.
**10.7	Security and Loan Agreement, dated June 23, 2006, by and between the Registrant and Silicon Valley Bank.
**10.8	Warrant issued to ARE-770/784/790 Memorial Drive, LLC on August 1, 2005 to purchase up to 62,500 shares of Series B redeemable convertible preferred stock.
**10.9	Warrant issued to Hercules Technology Growth Capital on August 18, 2006 to purchase up to 669,643 shares of Series C redeemable convertible preferred stock.
**10.10	Warrant issued to Silicon Valley Bank on June 23, 2006 to purchase up to 24,938 shares of Series B redeemable convertible preferred stock.
**10.11	Employment Agreement, dated February 14, 2005 and as amended, by and between Registrant and Christoph Westphal, M.D., Ph.D.
**10.12	Employment Agreement, dated December 17, 2005, by and between Registrant and Garen Bohlin.
**10.13	Employment Agreement, dated August 16, 2005, by and between Registrant and Peter Elliott, Ph.D.
**10.14	Employment Agreement, dated August 30, 2006, by and between Registrant and Michael Jirousek, Ph.D.
**10.15	Restricted Stock Agreement, dated February 14, 2005, by and between Christoph Westphal, M.D., Ph.D. and the Registrant.
**10.16	Consulting Agreement, dated April 15, 2005 and as amended on March 5, 2006 and February 26, 2007, by and between David Sinclair, Ph.D. and the Registrant.
**10.17	Paul Schimmel scientific advisory board arrangement.
**10.18	Form of Indemnification Agreement between the Registrant and its directors and executive officers.
**10.19	Form of the Employee Confidentiality, Non-Competition and Proprietary Information Agreement.
**†10.20	License Agreement, dated August 16, 2004 and as amended, by and between Harvard College and the Registrant.
*16.1	Letter from Deloitte & Touche LLP, dated , 2007.
**21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
*23.3	Consent of Ropes & Gray, LLP (see Exhibit 5.1).
**24.1	Powers of Attorney.
*
To be filed by amendment.

**
Previously filed.

†
This exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of the exhibit have been omitted and have been marked by an asterisk.

(b)
Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on April 3, 2007.

SIRTRIS PHARMACEUTICALS, INC.
By:	/s/ CHRISTOPH WESTPHAL Christoph Westphal President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ CHRISTOPH WESTPHAL Christoph Westphal	President, Chief Executive Officer and Director	April 3, 2007
/s/ GAREN BOHLIN Garen Bohlin	Principal Financial Officer	April 3, 2007
/s/ PAUL BRANNELLY Paul Brannelly	Principal Accounting Officer	April 3, 2007
* Richard Aldrich	Director	April 3, 2007
* John Clarke	Director	April 3, 2007
* Alan Crane	Director	April 3, 2007
* John Freund	Director	April 3, 2007
* Stephen Hoffman	Director	April 3, 2007
* Wilfred Jaeger	Director	April 3, 2007

* Stephen Kraus	Director	April 3, 2007
* Richard Pops	Director	April 3, 2007
* Paul Schimmel	Director	April 3, 2007
* David Sinclair	Director	April 3, 2007
*By:	/s/ CHRISTOPH WESTPHAL Christoph Westphal Attorney-in-Fact

Exhibit index

Exhibit number	Description of exhibit

*1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of the Registrant.
*3.2	Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering.
**3.3	Bylaws, as amended of the Registrant.
*3.4	Restated Bylaws of the Registrant to be effective upon completion of this offering.
*4.1	Form of Common Stock Certificate.
**4.2	Fourth Amended and Restated Registration Rights Agreement, dated January 23, 2007, by and among the Registrant and certain stockholders of the Registrant.
*5.1	Opinion of Ropes & Gray, LLP, counsel to the Registrant, with respect to the legality of securities being registered.
*10.1	2004 Stock Option and Restricted Stock Plan.
*10.2(a)	Form of incentive stock option agreement under 2004 Stock Option and Restricted Stock Plan.
*10.2(b)	Form of nonqualified stock option agreement under 2004 Stock Option and Restricted Stock Plan.
**10.2(c)	Form of restricted stock agreement under 2004 Stock Option and Restricted Stock Plan.
**10.3	Outside Director Compensation Policy.
**10.4	Lease, dated September 9, 2005, by and between Registrant and ARE-770/784/790 Memorial Drive, LLC.
**10.5	Lease, dated June 22, 2006, by and between Registrant and ARE-770/784/790 Memorial Drive, LLC.
**10.6	Security and Loan Agreement, dated April 18, 2006, by and between the Registrant and Hercules Technology Growth Capital.
**10.7	Security and Loan Agreement, dated June 23, 2006, by and between the Registrant and Silicon Valley Bank.
**10.8	Warrant issued to ARE-770/784/790 Memorial Drive, LLC on August 1, 2005 to purchase up to 62,500 shares of Series B redeemable convertible preferred stock.
**10.9	Warrant issued to Hercules Technology Growth Capital on August 18, 2006 to purchase up to 669,643 shares of Series C redeemable convertible preferred stock.
**10.10	Warrant issued to Silicon Valley Bank on June 23, 2006 to purchase up to 24,938 shares of Series B redeemable convertible preferred stock.
**10.11	Employment Agreement, dated February 14, 2005 and as amended, by and between Registrant and Christoph Westphal, M.D., Ph.D.
**10.12	Employment Agreement, dated December 17, 2005, by and between Registrant and Garen Bohlin.
**10.13	Employment Agreement, dated August 16, 2005, by and between Registrant and Peter Elliott, Ph.D.
**10.14	Employment Agreement, dated August 30, 2006, by and between Registrant and Michael Jirousek, Ph.D.
**10.15	Restricted Stock Agreement, dated February 14, 2005, by and between Christoph Westphal, M.D., Ph.D. and the Registrant.

**10.16	Consulting Agreement, dated April 15, 2005 and as amended on March 5, 2006 and February 26, 2007, by and between David Sinclair, Ph.D. and the Registrant.
**10.17	Paul Schimmel scientific advisory board arrangement.
**10.18	Form of Indemnification Agreement between the Registrant and its directors and executive officers.
**10.19	Form of the Employee Confidentiality, Non-Competition and Proprietary Information Agreement.
**†10.20	License Agreement, dated August 16, 2004 and as amended, by and between Harvard College and the Registrant.
*16.1	Letter from Deloitte & Touche LLP, dated , 2007.
**21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
*23.3	Consent of Ropes & Gray, LLP (see Exhibit 5.1).
**24.1	Powers of Attorney.
*
To be filed by amendment.

**
Previously filed.

†
This exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of the exhibit have been omitted and have been marked by an asterisk.